
2012

AMERICAN EXPRESS COMPANY
ANNUAL REPORT 2012

AMERICAN EXPRESS ®

AMERICAN EXPRESS COMPANY

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Millions, except per share amounts, percentages and employees)	2012	2011	% INC/(DEC)
Total Revenues Net of Interest Expense	$ 31,582	$ 29,962	5%
Income from Continuing Operations	$ 4,482	$ 4,899	(9)%
Income from Discontinued Operations	–	$ 36	#
Net Income	$ 4,482	$ 4,935	(9)%
Return on Average Equity	23.1%	27.7%	
Total Assets	$153,140	$153,337	–
Shareholders' Equity	$ 18,886	$ 18,794	–
Diluted Income from Continuing Operations Attributable to Common Shareholders	$ 3.89	$ 4.09	(5)%
Diluted Income from Discontinued Operations	–	$ 0.03	#
Diluted Net Income Attributable to Common Shareholders	$ 3.89	$ 4.12	(6)%
Cash Dividends Declared per Share	$ 0.80	$ 0.72	11%
Book Value per Share	$ 17.09	$ 16.15	4%
Average Common Shares Outstanding for Diluted Earnings per Common Share	1,141	1,184	(4)%
Common Share Cash Dividends Declared	$ 909	$ 856	6%
Common Share Repurchases	69	48	44%
Number of Employees	63,500	62,500	2%

 # denotes a variance of more than 100%


TOTAL REVENUES NET OF INTEREST EXPENSE
(in billions)
$28.2
$24.3
$27.6
$30.0
$31.6
08 09 10 11 12
RETURN ON AVERAGE EQUITY
22.3%
14.6%
27.5%
27.7%
23.1%
08 09 10 11 12
NET INCOME
(in billions)
$2.7
$2.1
$4.1
$4.9
$4.5
08 09 10 11 12

Various forward-looking statements are made in this Annual Report, which generally include the words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "should," "could," "would," "likely," and similar expressions. Certain factors that may affect these forward-looking statements, including American Express Company's ability to achieve its goals referred to herein, are discussed on page 54.

TO OUR SHAREHOLDERS:

An uphill climb doesn't mean you can't go far.

Against the backdrop of a slow-growth environment, American Express delivered a strong total shareholder return in 2012 by controlling expenses, improving credit quality and generating higher revenues in all of our major business segments.

We grew purchase volume on our network much faster than the pace of the economy. We added new customers beyond our traditional base. And we looked ahead by retooling and restructuring the company for continued success as a leader in digital commerce.

Our progress took us beyond some notable milestones:

- Reaching a record $888 billion in cardmember purchases by providing more value, convenience and benefits for in-store, online and mobile spending
- Passing the 100 million mark for cards-in-force as we expanded our core franchise
- Adding about 2.5 million new customers in our Enterprise Growth Group in 2012, one way that we're broadening our reach through alternative products
- Achieving a new low in write-offs for bad loans as credit quality stayed at or near best-ever levels
- Winning our sixth straight J.D. Power and Associates award for highest customer satisfaction among U.S. credit card companies

Despite success on many fronts, the past year was not an easy one. We faced some tough challenges–in particular, the relatively weak economy and intense competition. We also had bad news of our own making when U.S. financial regulators found that some of our card practices didn't comply with consumer laws. This was not our proudest moment, especially in light of the long-standing tradition of customer care that underpins our brand promise. I'll have more to say about this event and our commitment to compliance later in this letter.

In addition, certain benefits that contributed to our earnings in 2011 diminished in 2012. Settlement payments from Visa and MasterCard lawsuits ended, and releases from credit loss reserves that we had established during the economic downturn were substantially lower. These factors made achieving year-over-year growth a tougher task.

What's most important is how we responded to these challenges–with a commitment to raise our game.

2012 FINANCIAL RESULTS

For the year, we posted net income of $4.5 billion on strong growth in cardmember spending, excellent credit quality and careful expense management. Diluted earnings per share came in at $3.89, which was 6 percent below the prior year. Our 2012 results were tempered by three items in the fourth quarter: a $400 million restructuring charge, a $342 million expense reflecting higher estimates for Membership Rewards redemption rates, and a $153 million charge for cardmember reimbursements. Excluding these items, adjusted EPS from continuing operations would have been $4.40, compared with reported EPS of $4.09 a year ago.*

A deeper look reveals a number of themes that illustrate the strength and flexibility of our business model.

Top-line growth: We continue to benefit from the investments we've made over the last several years in products, services and capabilities to drive growth. As a result, total revenues rose 5 percent to $31.6 billion. That's below our long-term target, but it came at a time when a number of major banks saw revenues in their card-issuing businesses decline. This was due, in our view, to the advantages of our spend-centric business model compared to their lend-centric models.

Robust cardmember spending: Coming on top of double-digit increases a year ago, we were pleased with the 8 percent rise in spending by our cardmembers. By outgrowing most of our major competitors, we continued to gain share of general purpose spending in the U.S. Most regions around the world saw strong volume growth as well, except in Europe, where fiscal problems kept spending flat to modestly higher.

High-quality lending: Although lending is not our primary source of revenue, it is an important contributor. While many of our major competitors experienced declines in their loan base, we grew total loans by 4 percent to $65.2 billion. This growth did not come at the expense of credit quality. No other major card issuer had write-off and past-due rates lower than ours, which speaks to the quality of our cardmembers and improvements in our risk management capabilities.

**Adjusted diluted earnings per share from continuing operations, a non-GAAP measure, is calculated by excluding from diluted earnings per share the Q4'12 restructuring charges ($0.25 per share), Membership Rewards expense ($0.19 per share) and cardmember reimbursements ($0.07 per share).*

Well-controlled expenses: We are committed to controlling expenses while also making healthy investments in our future. Going into 2012, we sought to grow operating expenses at a slower rate than revenues. After meeting that goal, we now have a more ambitious one. For the next two years, we aim to hold annual operating expense increases to less than 3 percent. The flexibility we gain from a well-controlled opex base would help us meet a related objective: to maintain marketing and promotion investments at about 9 percent of revenues.

MARKETPLACE MOVES

During 2012, we made many moves to better serve our customers and drive commerce, including:

- Premium card launches and upgrades that earned more business from high-spending cardmembers
- Programs designed to help merchants build their businesses, such as the third annual Small Business Saturday, and enhanced fraud prevention and merchant financing services

BILLED BUSINESS
(in billions)

08	09	10	11	12
$683	$620	$713	$822	**$888**

CARDS-IN-FORCE
(in millions)

08	09	10	11	12
92.4	87.9	91.0	97.4	**102.4**

Billed business rose 8 percent to a record $888 billion on broad-based growth in spending among consumers, small businesses and corporations globally. Higher spending per card, combined with an expanding cardmember base, drove the increase.

- Big signings that expanded our merchant base, most notably Tim Hortons in Canada (How big? Tim's sells 2 billion cups of coffee a year.)
- Advances in commercial payments, including a new digital payment service that makes it easier for large and midsize companies to manage their billing processes
- Expanded partnerships with banks worldwide that issue American Express-branded cards
- Advances in our Serve technology platform, enabling mobile commerce innovations and options for people underserved by the traditional banking system (more on those in a moment), and
- More rewards offerings with the expansion of our Loyalty Partner business in India and Mexico

SHAREHOLDER RETURNS

This all adds up to good progress in 2012. We grew customer volumes at a solid pace; invested in a range of promising opportunities; advanced our evolution as a digital services company; and absorbed restructuring costs now that will better position us for our next era of growth.


AMERICAN EXPRESS
Morgan Stanley
3759 876543 21001
95
C F FROST


AMERICAN EXPRESS
8888

NEW PREMIUM CARD LAUNCHES *2012 saw the introduction of co-branded cards with Morgan Stanley and the first-ever Centurion cards in China with Industrial and Commercial Bank of China (ICBC) and China Merchants Bank (CMB).*

The market has reacted favorably. American Express shares delivered a total return of 23.6 percent for the year, outperforming the Dow (up 7.3 percent) and the S&P 500 (up 16.0 percent), but coming in below the S&P Financials (up 28.9 percent). In March, we announced a dividend increase of 11 percent, as well as authorization from our Board to repurchase up to 150 million common shares.

Looking ahead, we want to accelerate our momentum and take advantage of the substantial growth opportunities in front of us. I believe our options for growth have expanded over the past five years, and I'm confident we will continue to capitalize on them. Here are some of the reasons why:

FOUNDATIONAL CHANGES

It all starts with a strong foundation for growth, one that we've improved greatly in recent years. The financial crisis affected companies in different ways. Some failed. Some waited for better times. Others took deliberate actions to adapt, invest and reshape strategies. Those are the companies that came out of the crisis stronger than they went in. I count American Express among them. Today, we have an exceptionally strong capital position, a lower risk profile, a more reliable funding base, greater liquidity and a more diversified billings base than we did five years ago. These changes make us better able to generate growth and deal with a volatile environment.

We have also become more nimble and adaptable. Upgraded technology platforms are increasing productivity and speed-to-market. Redesigned operations are making us more efficient and improving service quality. And we continue to offer better ways for our customers to interact with us through online and mobile channels.

The restructuring plan we recently announced is meant to build upon this progress. One piece of this plan involves reengineering our model in Global Business Travel as we continue the shift toward online channels and automated servicing tools. We're also streamlining our staff groups across the company so we can concentrate more resources on high-growth areas, optimizing our client management and sales functions, and eliminating duplicate efforts.

We expect that these changes will result in a net reduction of 5,400 jobs. It's never easy to make a decision that involves people losing their jobs. We will be parting with highly valued and respected colleagues who have made important contributions to our success. Yet, as difficult as this is on a personal level, we believe it's the right thing to do for the business. In addition, making these changes while we are operating from a position of strength is the best time to do it.

Having a lean and flexible operating structure is a critical piece of our growth strategy. This restructuring program is part of that blueprint. It will reduce our expense base, increase our agility, and make us more efficient in using our resources to drive growth–even in a slow-growth economy. Ultimately, we believe it will help us continue to adapt and lead in a rapidly changing environment.

ADVANTAGES IN A DIGITAL ECONOMY

Our industry is being redefined by many forces, including the continued revolution in online and mobile technologies, which is transforming commerce and society. These factors are changing consumer preferences with an emphasis on greater personalization, immediacy and convenience. This is opening up new opportunities for growth that will play to our strengths. It also brings increased competition from traditional rivals and new entrants, all vying for the same customers.

We believe American Express has unique assets to succeed in an increasingly digital and mobile economy. As we've charted our digital transformation in recent years, we've followed a few principles: meet customers in the environment they prefer, connect with them in authentic ways, use our network to create valuable user experiences while building demand for merchants, and constantly refine our capabilities. We're aiming not only to add value at the moment of purchase, but to do it at multiple points in the commerce chain.

One example is the way we used our digital assets and relationships to create Small Business Saturday, a national movement to support small businesses across America. In 2012, the third annual Small Business Saturday broke records. About 67 percent of American consumers were aware of Small Business Saturday, and they spent an estimated $5.5 billion at independent merchants on that day alone.

Then there's how we are using our closed loop to connect cardmembers and merchants on the most powerful social and digital networks. Our Card Sync technology delivers relevant merchant offers to cardmembers who sync their cards to their Twitter, Facebook and Foursquare accounts. Offers are easy and seamless, no codes or coupons are needed, and savings come automatically via statement credits. Last March, we launched a new service for U.S. cardmembers that turns customized Twitter #hashtags into couponless national merchant offers. Enrolled cardmembers can sync, tweet and save.

We "get" the social Internet, e-payments and mobile commerce. As a result, we get a lot of online spending. Our online volumes rose 15 percent in 2012. This performance enabled us to remain the largest biller of online spending. Our closed-loop network is a powerful asset that is only becoming more valuable in the digital age. We continue to seek new ways to use it to drive commerce and create value for buyers and sellers.

Our digital capabilities have also broadened the types and numbers of customers we can profitably serve, whether through our core charge and credit products, or with next-generation stored-value and alternative products. We view assets such as our closed loop, our Serve digital commerce platform, and our rewards platforms as revenue generators that are opening up a range of new business opportunities.


SHOP
SMALL
SM


AMERICAN EXPRESS

SMALL BUSINESS SATURDAY *Two out of three American consumers were aware of Small Business Saturday this year, and they spent an estimated $5.5 billion at independent merchants that day.*

MY OFFERS *American Express now delivers customized merchant offers to cardmembers on their mobile phones.*

A BROAD FOOTPRINT

While our core businesses remain vibrant, we certainly understand the need to keep expanding our revenue sources. We're moving forward on a number of fronts as we develop new businesses and reach new customer segments.

One example, and it ties back to our expanding digital capabilities, is how we're using our Serve platform to reach customers beyond the traditional profile of an American Express cardmember. We think this is a versatile tool for consumers in different age groups, those not enamored with the banking system, and those in emerging markets where a piece of plastic is not the first choice, or even a realistic option, to buy something.

Take Bluebird, one of our most exciting new products in 2012. Issued by American Express and available at Walmart stores and online, Bluebird is a next-generation alternative to debit and checking accounts. It combines prepaid with online, offline and mobile capabilities to help customers better manage and control their everyday finances. And, it's bringing in those new customers we want. So far, 85 percent of Bluebird enrollees are new to American Express. Nearly half of them are under the age of 35.

We're also expanding our footprint through Loyalty Partner, a business we acquired in 2011. Loyalty Partner runs coalition rewards programs that enable customers to save when they shop at participating merchants. This is a big business: 50 million enrollees, up 38 percent over the last year. Loyalty


AMERICAN EXPRESS
Bluebird
3759 876543 21001
AMERICAN EXPRESS

BLUEBIRD FROM AMERICAN EXPRESS *Available at Walmart stores and online, Bluebird is a next-generation alternative to debit and checking accounts.*

Partner got its start in Germany, expanded to India where it's growing rapidly, and launched in Mexico in 2012. It's bringing engaged customers to American Express in key international markets.

Performance marketing is a promising opportunity for our company, and Loyalty Partner is one way we are expanding those services. Merchants pay fees to Loyalty Partner to improve the effectiveness of their marketing investments, acquire more customers and gain greater revenue from existing customers. In Germany, for example, Loyalty Partner used its targeted offer channel to put over 250 million merchant offers in front of consumers last year, achieving redemption rates far higher than traditional marketing channels.

Serve, Bluebird, Loyalty Partner and other early-stage ventures are helping us redefine the scope and relevance of our company.

CUSTOMER FOCUS

Going from the very new to the very old, our decades-long commitment to service is another advantage that serves us well today. As long as there has been an American Express, we've aspired to go above and beyond for customers by providing uncommon care.

Today, we're widely recognized as a leader in customer satisfaction. Our sixth straight J.D. Power and Associates award, an honor that I mentioned earlier, is a terrific example. We've won many other awards for service and product excellence as well, from the United Kingdom to Mexico to India. Our good reputation spans continents.

We're proud of our industry awards, but we pay even closer attention to what our customers tell us directly. Our "recommend to a friend" scores have improved by more than 30 percent over the last three years. We've also improved customer retention by about 40 percent over the last five years. This says a lot about the added value and high-quality service we provide to our customers.

It also made the news we received last October all the more difficult to experience.

After a lengthy review of our U.S. card practices, several regulators determined that American Express failed to follow consumer laws in a number of instances over the past few years. The issues involved several areas, including card solicitations, late fees for charge cards and debt collection practices. In general, they stemmed from what the regulators found were customer disclosures that could and should have been clearer, misinterpretation of new and evolving regulations, and certain process-oriented errors.

We worked closely with the regulators throughout their reviews. In fact, we brought some of the problems to their attention. We have taken responsibility for correcting the issues and strengthening controls to help prevent future mistakes. The review covered a period going back several years. Since that time, we've made significant investments to expand and enhance our compliance program. These efforts will surely continue.

As a result of October's enforcement actions, we agreed to pay $27.5 million in fines and establish an $85 million fund for cardmember refunds. Our own ongoing analyses of cardmember inquiries, complaints and account records identified an additional $153 million in reimbursements for various types of transactions dating back several years, which we recognized in the fourth quarter.

Beyond the financial costs, our main concern is safeguarding the American Express brand and our relationships with customers. Compliance is more critical than ever, given the heightened scrutiny and expectations of regulators and the public. The bar has been raised for everyone in our industry, and fines against


J.D. POWER

COMMITMENT TO CUSTOMERS *We received our sixth straight J.D. Power and Associates award for "Highest Customer Satisfaction Among Credit Card Companies."*

financial services companies have increased sharply. In this environment especially, we need to make sure that American Express continues to stand out for all the right reasons–extraordinary service, integrity, and fair and transparent treatment of customers.

As I've told our people, we have to make sure that our products and services work as intended, our communications are clear and accurate, marketing offers are fulfilled as stated, and that we see everything from the vantage point of our customers. In the end, we always have to ask ourselves, "Is this the way I would want to be treated?"

Much has been said about the increased regulatory burden for companies in our industry. We don't view it as a burden. We view it as a responsibility. After all, regulators want what we want: to make sure customers understand our products and are treated well.

Putting our customers first is the right thing to do. It's the reason we have the most satisfied cardmembers in the industry today. It's also consistent with our brand heritage and business philosophy. Continuing this tradition as a customer-centric organization will help us grow.

BOARD OF DIRECTORS

As we strive to do our best for our shareholders and customers, we are fortunate to be able to rely on the leadership and vision of our Board of Directors. It's my pleasure to work with this distinguished group. Since my last letter to shareholders, we've had several changes to the Board that I want to note for you.

Daniel Akerson did not stand for re-election in 2012 in order to devote more time to his duties as chairman and CEO of General Motors, and Edward Miller and Jan Leschly will both reach mandatory retirement age in 2013. I want to thank Dan, Ed and Jan for their many years of service to American Express. These exceptional leaders have been truly committed to our company's success and passionate advocates for our shareholders.

Meanwhile, we have made three outstanding additions to the Board. In 2012, we welcomed Dr. Daniel Vasella, former chairman and CEO of Novartis. Dan helped to make Novartis a worldwide leader and standard setter in the healthcare industry. We also elected two new directors in 2013 whose appointments will become effective on March 1: Anne Lauvergeon and Samuel Palmisano. Anne, currently partner and managing director of Efficiency Capital, has built and led innovative companies at the intersection of technology, energy and natural resources. Sam, the former chairman, president and CEO of IBM, headed one of the world's most respected companies, and helped IBM to shape many trends that are transforming technology and commerce. The expertise and vision that Dan, Anne and Sam bring to us will make our Board that much stronger.

CHANGE AND TRADITION

I'm proud to lead a company that reimagines what's possible and adapts to change, yet stays true to the principles that made it successful in the first place.

It's safe to say that the pace of change around us will only accelerate, and the degree of difficulty will only increase. We understand that and are prepared for the challenge.

There's also tremendous opportunity ahead of us, measured in trillions of dollars of untapped commerce potential across consumer, small business and commercial payments. We are ready to capture a significant share of this spending as it migrates away from cash. We're also intent on building out a broader range of services that create more value for merchants and cardmembers.

We have the business model, the brand and the entrepreneurial spirit to get it done.

Sincerely,

Kenneth I. Chenault

KENNETH I. CHENAULT
Chairman & CEO
American Express Company
February 22, 2013

2012 FINANCIAL RESULTS

FINANCIAL REVIEW

The financial section of American Express Company's (the Company) Annual Report consists of this Financial Review, the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The following discussion is designed to provide perspective and understanding regarding the Company's consolidated financial condition and results of operations. Certain key terms are defined in the Glossary of Selected Terminology, which begins on page 52.

This Financial Review and the Notes to the Consolidated Financial Statements exclude discontinued operations unless otherwise noted.

EXECUTIVE OVERVIEW

BUSINESS INTRODUCTION

American Express is a global services company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company's principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company's range of products and services include:

- charge and credit card products;
- expense management products and services;
- consumer and business travel services;
- stored-value products such as Travelers Cheques and other prepaid products;
- network services;
- merchant acquisition and processing, servicing and settlement, and point-of-sale, marketing and information products and services for merchants; and
- fee services, including fraud prevention services and the design of customized customer loyalty and rewards programs.

The Company's products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, online applications, in-house and third-party sales forces and direct response advertising.

The Company competes in the global payments industry with charge, credit and debit card networks, issuers and acquirers, as well as evolving alternative payment mechanisms, systems and products. As the payments industry continues to evolve, the Company is facing increasing competition from non-traditional players, such as online networks, telecom providers and software-as-a-service providers, that leverage new technologies and customers' existing charge and credit card accounts and bank relationships to create payment or other fee-based solutions. The Company is transforming its existing businesses and creating new products and services for the digital marketplace as it increases its share of online spend, enhances customers' digital experiences and develops platforms for online and mobile commerce.

The Company's products and services generate the following types of revenue for the Company:

- Discount revenue, which is the Company's largest revenue source, represents fees generally charged to merchants when cardmembers use their cards to purchase goods and services at merchants on the Company's network;
- Net card fees, which represent revenue earned for annual card membership fees;
- Travel commissions and fees, which are earned by charging a transaction or management fee for airline or other travel-related transactions;
- Other commissions and fees, which are earned on foreign exchange conversions and card-related fees and assessments;
- Other revenue, which represents insurance premiums earned from cardmember travel and other insurance programs, revenues arising from contracts with partners of our Global Network Services (GNS) business (including royalties and signing fees), publishing revenues and other miscellaneous revenue and fees; and
- Interest on loans, which principally represents interest income earned on outstanding balances.

In addition to funding and operating costs associated with these types of revenue, other major expense categories are related to marketing and reward programs that add new cardmembers and promote cardmember loyalty and spending, and provisions for cardmember credit and fraud losses.

FINANCIAL TARGETS

The Company seeks to achieve three financial targets, on average and over time:

- Revenues net of interest expense growth of at least 8 percent;
- Earnings per share (EPS) growth of 12 to 15 percent; and
- Return on average equity (ROE) of 25 percent or more.

If the Company achieves its EPS and ROE targets, it will seek to return on average and over time approximately 50 percent of the capital it generates to shareholders as dividends or through the repurchases of common stock, which may be subject to certain regulatory restrictions as described herein.

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Certain of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the "Forward-Looking Statements" section below. In addition, certain information included within this Annual Report constitute non-GAAP financial measures. The Company's calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies.

BANK HOLDING COMPANY

The Company is a bank holding company under the Bank Holding Company Act of 1956 and the Federal Reserve Board (Federal Reserve) is the Company's primary federal regulator. As such, the Company is subject to the Federal Reserve's regulations, policies and minimum capital standards.

CURRENT ECONOMIC ENVIRONMENT/OUTLOOK

The Company's results for 2012 continued to reflect strong spending growth and credit performance in both the United States and internationally. The rate of growth was, however, slower than in the prior year, reflecting in part the impact of a challenging global economic environment. The Company also saw its average loans continue to grow modestly year over year, leading to a 6 percent growth in net interest income while lending loss rates are near all-time lows.

The positive impacts of strong billings and loan growth were offset by lower lending reserve releases this year as compared to the prior year, and three charges taken in the fourth quarter of 2012, related to restructuring of $400 million, Membership Rewards estimation process enhancements of $342 million and cardmember reimbursements of $153 million, in addition to amounts incurred in prior quarters during the year. In 2010 and 2011 the Company saw operating expenses increase as a result of its strategy to invest in the business in light of the favorable impacts of lending reserve releases and the settlement proceeds from Visa and MasterCard. In 2012, the Company's objective was to grow operating expenses at a slower pace than revenue growth. Adjusting for the fourth quarter restructuring charge, as well as the Visa and MasterCard settlement payments recognized in 2011, the Company was successful in achieving this objective.

The Company believes the restructuring charge taken in the fourth quarter will help to make its cost structure leaner and more efficient. The Company's aim is to grow operating expenses at an annual rate of less than 3 percent in both 2013 and 2014, with the 2012 operating expenses, excluding the restructuring charge, as the base. The Company will seek to invest in growth opportunities in the United States and internationally and will aim to keep marketing and promotion expenses at approximately 9 percent of revenues.

The Company recognized a $342 million charge in the fourth quarter reflecting enhancements to the process that estimates redemptions of Membership Rewards points by U.S. cardmembers. In particular, the changes increased the global Ultimate Redemption Rate (URR) by approximately 100 basis points, resulting in a URR of 94 percent, representing the estimate of the amount of earned points that will ultimately be redeemed by cardmembers.

The regulatory environment continues to evolve and has heightened the focus that all financial companies, including the Company, must have on their controls and processes. Additional regulation, increased compliance efforts and enhanced regulatory enforcement had an impact on the Company. The review of products and practices will be a continuing focus of regulators, as well as by the Company.

Competition remains extremely intense across the Company's businesses. In addition, the global economic environment remains uneven. While the Company's business is diversified, including the corporate card business, a large international business and GNS partners around the world, any impact of potential U.S. income tax law changes and continued budget and debt ceiling discussions in Washington remains uncertain. In addition, the current instability in Europe could further adversely affect global economic conditions, including continued pressure on consumer and corporate confidence and spending, and cause disruptions of the debt, equity and foreign exchange markets. Europe accounted for approximately 11 percent of the Company's total billed business for the year ended December 31, 2012.

RESTRUCTURING INITIATIVES

The Company recently committed to undertake a companywide restructuring plan designed to contain future operating expenses, adapt parts of the business as more customers transact online or through mobile channels, and provide the resources for additional growth initiatives in the United States and internationally. The charges relating to the plan total approximately $400 million pre-tax (approximately $287 million after-tax), which the Company recognized in the fourth quarter of 2012. The total charges include approximately $370 million pre-tax (approximately $265 million after-tax) in employee severance obligations and other employee-related costs.

A major portion of the restructuring plan involves reengineering the Company's model in its Global Business Travel group as the Company continues the shift toward online channels and automated servicing tools. It will also include streamlining its staff groups to concentrate more resources in high-growth areas, optimizing the Company's client management and eliminating duplicate efforts, while continuing to maintain the right focus and resources on risk and control activities. The restructuring is expected to result in the elimination of approximately 5,400 jobs in the aggregate. Those reductions are expected to be partly offset by jobs the Company anticipates to add during the year. Overall staffing levels by year-end 2013 are expected to be 4 to 6 percent less than the current total of 63,500. The restructuring plan is expected to be substantially completed by the end of 2013. The Company estimates that substantially all of the costs will result in future cash expenditures.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 1 to the Consolidated Financial Statements for a summary of the Company's significant accounting policies referenced, as applicable, to other financial statement footnotes. Certain of the Company's accounting policies that require significant management assumptions and judgments are set forth below.

RESERVES FOR CARDMEMBER LOSSES

Reserves for cardmember losses represent management's best estimate of the probable losses inherent in the Company's outstanding portfolio of cardmember loans and receivables, as of the balance sheet date.

In estimating these losses management uses statistical models that take into account several factors, including loss migration rates, historical losses and recoveries, portfolio specific risk indicators, current risk management initiatives and concentration of credit risk. Management also considers other external environmental factors in establishing reserves for cardmember losses.

The process of estimating these reserves requires a high degree of judgment. To the extent historical credit experience updated for external environmental trends is not indicative of future performance, actual losses could differ significantly from management's judgments and expectations, resulting in either higher or lower future provisions for cardmember losses.

As of December 31, 2012, an increase (decrease) in write-offs equivalent to 20 basis points of cardmember loans and receivables balances at such date would increase (decrease) the provision for cardmember losses by approximately $215 million. This sensitivity analysis is provided as a hypothetical scenario to assess the sensitivity of the provision for cardmember losses. It does not represent management's expectations for write-offs in the future, nor does it include how other portfolio factors such as loss migration rates or recoveries, or the amount of outstanding balances, may impact the level of reserves for cardmember losses and the corresponding impact on the provision for cardmember losses.

LIABILITY FOR MEMBERSHIP REWARDS EXPENSE

The Membership Rewards program is the largest card-based rewards program in the industry. Eligible cardmembers can earn points for purchases charged on most of the Company's card products. Certain types of purchases allow cardmembers to also earn bonus points. Membership Rewards points are redeemable for a broad variety of rewards including travel, entertainment, retail certificates and merchandise. Points typically do not expire and there is no limit on the number of points a cardmember may earn.

The Company records a Membership Rewards liability that represents the estimated cost of points earned that are expected to be redeemed. The liability reflects management's judgment regarding ultimate redemptions and associated redemption costs.

Management uses statistical and actuarial models to estimate ultimate redemption rates of points earned to date by current cardmembers based on redemption trends of current enrollees, card product type, enrollment tenure, card spend levels and credit attributes. A weighted-average cost per point redeemed during the previous twelve months, adjusted as appropriate for recent changes in redemption costs, including mix of rewards redeemed, is used to estimate redemption costs. Management periodically evaluates its liability estimation process and assumptions based on developments in redemption patterns, cost per point redeemed, partner contract changes and other factors.

The liability for the estimated cost of earned points expected to be redeemed is impacted over time by enrollment levels, points earned and redeemed, and the weighted-average cost per point, which is influenced by redemption choices made by cardmembers, reward offerings by partners and other Membership Rewards program changes.

Changes in the URR and weighted-average cost per point have the effect of either increasing or decreasing the liability through the current period marketing, promotion, rewards and cardmember services expense by an amount estimated to cover the cost of all points previously earned but not yet redeemed by current enrollees as of the end of the reporting period. As of December 31, 2012, an increase in the estimated URR of current enrollees of 100 basis points would increase the balance sheet liability and corresponding expense for the cost of Membership Rewards by approximately $270 million. Similarly, an increase in the weighted-average cost (WAC) per point of 1 basis point would increase the balance sheet liability and corresponding expense for the cost of Membership Rewards by approximately $80 million.

FAIR VALUE MEASUREMENT

The Company holds investment securities and derivative instruments that are carried at fair value on the Consolidated Balance Sheets. Management makes assumptions and judgments when estimating the fair values of these financial instruments.

In accordance with fair value measurement and disclosure guidance, the objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date based on the principal or, in the absence of a principal, most advantageous market for the specific asset or liability. The disclosure guidance establishes a three-level hierarchy of inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to the measurement of fair value based on unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), followed by the measurement of fair value based on pricing models with significant observable inputs (Level 2), with the lowest priority given to the measurement of fair value based on pricing models with significant unobservable inputs (Level 3). The Company does not have any Level 3 assets measured on a recurring basis. Refer to Note 3 to the Consolidated Financial Statements.

Investment Securities

The Company's investment securities are mostly composed of fixed-income securities issued by states and municipalities as well as the U.S. Government and Agencies.

The fair market values for the Company's investment securities, including investments comprising defined benefit pension plan assets, are obtained primarily from pricing services engaged by the Company. For each security, the Company receives one price from a pricing service. The fair values provided by the pricing services are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The pricing services did not apply any adjustments to the pricing models used as of December 31, 2012 and 2011. In addition, the Company did not apply any adjustments to prices received from the pricing services. The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources as well as comparing prices to the sale prices received from sold securities at least quarterly.

In the measurement of fair value for the Company's investment securities, even though the underlying inputs used in the pricing models are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

Other-Than-Temporary Impairment of Investment Securities

Realized losses are recognized when management determines that a decline in the fair value of investment securities is other-than-temporary. Such determination requires judgment regarding the amount and timing of recovery. The Company reviews and evaluates its investment securities at least quarterly, and more often as market conditions may require, to identify investment securities that have indications of other-than-temporary impairments. The Company considers several factors when evaluating debt securities for other-than-temporary impairment, including the determination of the extent to which a decline in the fair value of a security is due to increased default risk for the specific issuer or market interest rate risk. With respect to market interest rate risk, the Company assesses whether it has the intent to sell the investment securities and whether it is more likely than not that the Company will be required to sell the investment securities before recovery of any unrealized losses.

In determining whether any of the Company's investment securities are other-than-temporarily impaired, a change in facts and circumstances could lead to a change in management judgment about the Company's view on collectibility and credit quality of the issuer, or the impact of market interest rates on the investment securities. Any such changes could result in the Company recognizing an other-than-temporary impairment loss through earnings.

Derivative Instruments

The Company's primary derivative instruments are interest rate swaps, foreign currency forward agreements, cross-currency swaps and a total return swap relating to a foreign equity investment.

The fair value of the Company's derivative instruments is estimated by using either a third-party valuation service that uses proprietary pricing models, or by internal pricing models, where the inputs to those models are readily observable from actively quoted markets. The Company reaffirms its understanding of the valuation techniques used by a third-party valuation service at least annually.

To mitigate credit risk arising from the Company's derivative instruments, counterparties are required to be pre-approved and rated as investment grade. In addition, the Company manages certain counterparty credit risks by exchanging cash and noncash collateral under executed credit support agreements. The noncash collateral does not reduce the derivative balance reflected in the other assets line but effectively reduces risk exposure as it is available in the event of counterparty default. Based on the assessment of credit risk of the Company's derivative counterparties, the Company does not have derivative positions that warrant credit valuation adjustments.

In the measurement of fair value for the Company's derivative instruments, although the underlying inputs used in the pricing models are readily observable from actively quoted markets, the pricing models do entail a certain amount of subjectivity and, therefore, differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

GOODWILL RECOVERABILITY

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. In accordance with U.S. generally accepted accounting principles (GAAP), goodwill is not amortized but is tested for impairment at the reporting unit level annually or when events or circumstances arise, such as adverse changes in the business climate, that would more likely than not reduce the fair value of the reporting unit below its carrying value.

The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as either an operating segment or a business that is one level below an operating segment for which discrete financial information is regularly reviewed by the operating segment manager.

The goodwill impairment test utilizes a two-step approach. The first step in the impairment test identifies whether there is potential impairment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure any impairment loss.

The Company uses a combination of discounted cash flow methods and market multiples valuation methods in estimating the fair value of its reporting units.

When using discounted cash flow models, the Company estimates future cash flows using the reporting unit's internal five-year forecast and a terminal value calculated using a growth rate that management believes is appropriate in light of current and expected future economic conditions. The Company then applies a discount rate to discount these future cash flows to arrive at a net present value, which represents the estimated fair value of the reporting unit. The discount rate applied approximates the Company's expected cost of equity financing, determined using a capital asset pricing model.

The fair value of each of the Company's reporting units exceeds the carrying value; accordingly, the Company has concluded goodwill is not impaired as of December 31, 2012. The Company could be exposed to increased risk of goodwill impairment if future operating results or macroeconomic conditions differ significantly from management's current assumptions.

INCOME TAXES

The Company is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer's facts is sometimes open to interpretation. In establishing a provision for income tax expense, the Company must make judgments about the application of inherently complex tax laws.

Unrecognized Tax Benefits

The Company establishes a liability for unrecognized tax benefits, which are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized in the financial statements.

In establishing a liability for an unrecognized tax benefit, assumptions may be made in determining whether, and the extent to which, a tax position should be sustained. A tax position is recognized only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The amount of tax benefit recognized is the largest benefit that management believes is more likely than not to be realized on ultimate settlement. As new information becomes available, the Company evaluates its tax positions, and adjusts its unrecognized tax benefits, as appropriate.

Tax benefits ultimately realized can differ from amounts previously recognized due to uncertainties, with any such differences generally impacting the provision for income tax.

Deferred Tax Asset Realization

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates expected to be in effect for the years in which the differences are expected to reverse.

Since deferred taxes measure the future tax effects of items recognized in the Consolidated Financial Statements, certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized. In making this assessment, management analyzes and estimates the impact of future taxable income, reversing temporary differences and available tax planning strategies. These assessments are performed quarterly, taking into account any new information.

Changes in facts or circumstances can lead to changes in the ultimate realization of deferred tax assets due to uncertainties.

AMERICAN EXPRESS COMPANY CONSOLIDATED RESULTS OF OPERATIONS

Refer to the "Glossary of Selected Terminology" for the definitions of certain key terms and related information appearing in the tables within this section.

Beginning the first quarter of 2012, the Company revised the income statement reporting of annual membership card fees on lending products, increasing net card fees and reducing interest on loans. Amounts presented in prior periods for this item and certain other amounts have been reclassified to conform to the current period presentation. This change has no impact on total revenues net of interest expense in the consolidated statements of income or the net interest yield on cardmember loans statistic, a non-GAAP measure, as reported in the Company's selected statistical tables.

SUMMARY OF THE COMPANY'S FINANCIAL PERFORMANCE

Years Ended December 31, *(Millions, except percentages, per share amounts and ratio data)*	2012	2011	2010	Change 2012 vs. 2011		Change 2011 vs. 2010	
Total revenues net of interest expense	**$ 31,582**	$ 29,962	$ 27,582	$ 1,620	5 %	$ 2,380	9 %
Provisions for losses	**$ 1,990**	$ 1,112	$ 2,207	$ 878	79 %	$ (1,095)	(50)%
Expenses	**$ 23,141**	$ 21,894	$ 19,411	$ 1,247	6 %	$ 2,483	13 %
Income from continuing operations	**$ 4,482**	$ 4,899	$ 4,057	$ (417)	(9)%	$ 842	21 %
Net income	**$ 4,482**	$ 4,935	$ 4,057	$ (453)	(9)%	$ 878	22 %
Earnings per common share from continuing operations — diluted[(a)]	**$ 3.89**	$ 4.09	$ 3.35	$ (0.20)	(5)%	$ 0.74	22 %
Earnings per common share — diluted[(a)]	**$ 3.89**	$ 4.12	$ 3.35	$ (0.23)	(6)%	$ 0.77	23 %
Return on average equity[(b)]	**23.1%**	27.7%	27.5%				
Return on average tangible common equity[(c)]	**29.2%**	35.8%	35.1%				

(a) Earnings per common share from continuing operations — diluted and Earnings per common share — diluted were both reduced by the impact of earnings allocated to participating share awards and other items of $49 million, $58 million and $51 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(b) ROE is computed by dividing (i) one-year period net income ($4.5 billion, $4.9 billion and $4.1 billion for 2012, 2011 and 2010, respectively) by (ii) one-year average total shareholders' equity ($19.4 billion, $17.8 billion and $14.8 billion for 2012, 2011 and 2010, respectively).

(c) Return on average tangible common equity, a non-GAAP measure, is computed in the same manner as ROE except the computation of average tangible common equity, a non-GAAP measure, excludes from average total shareholders' equity, average goodwill and other intangibles of $4.2 billion, $4.2 billion and $3.3 billion as of December 31, 2012, 2011 and 2010, respectively. The Company believes return on average tangible common equity is a useful measure of the profitability of its business.

SELECTED STATISTICAL INFORMATION

Years Ended December 31,	2012	2011	2010	Change 2012 vs. 2011	Change 2011 vs. 2010
Card billed business: *(billions)*					
United States	**$ 590.7**	$ 542.8	$ 479.3	9%	13%
Outside the United States	**297.7**	279.4	234.0	7%	19%
Total	**$ 888.4**	$ 822.2	$ 713.3	8%	15%
Total cards-in-force: *(millions)*					
United States	**52.0**	50.6	48.9	3%	3%
Outside the United States	**50.4**	46.8	42.1	8%	11%
Total	**102.4**	97.4	91.0	5%	7%
Basic cards-in-force: *(millions)*					
United States	**40.3**	39.3	37.9	3%	4%
Outside the United States	**40.5**	37.4	33.7	8%	11%
Total	**80.8**	76.7	71.6	5%	7%
Average discount rate	**2.52%**	2.54%	2.55%		
Average basic cardmember spending *(dollars)*[(a)]	**$ 15,720**	$ 14,881	$ 13,259	6%	12%
Average fee per card *(dollars)*[(a)]	**$ 39**	$ 39	$ 38	—%	3%
Average fee per card adjusted *(dollars)*[(a)]	**$ 43**	$ 43	$ 41	—%	5%

(a) Average basic cardmember spending and average fee per card are computed from proprietary card activities only. Average fee per card is computed based on net card fees, including the amortization of deferred direct acquisition costs divided by average worldwide proprietary cards-in-force. The adjusted average fee per card, which is a non-GAAP measure, is computed in the same manner, but excludes amortization of deferred direct acquisition costs. The amount of amortization excluded was $257 million, $219 million and $207 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company presents adjusted average fee per card because the Company believes this metric presents a useful indicator of card fee pricing across a range of its proprietary card products.

AMERICAN EXPRESS COMPANY

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Millions, except percentages and where indicated)	2012	2011	2010	Change 2012 vs. 2011	Change 2011 vs. 2010
Worldwide cardmember receivables					
Total receivables *(billions)*	**$ 42.8**	$ 40.9	$ 37.3	5 %	10 %
Loss reserves					
Beginning balance	**$ 438**	$ 386	$ 546	13 %	(29)%
Provisions[a]	**601**	603	439	— %	37 %
Other additions[b]	**141**	167	156	(16)%	7 %
Net write-offs[c]	**(640)**	(560)	(598)	14 %	(6)%
Other deductions[d]	**(112)**	(158)	(157)	(29)%	1 %
Ending balance	**$ 428**	$ 438	$ 386	(2)%	13 %
% of receivables	**1.0%**	1.1%	1.0%		
Net write-off rate — principal — USCS[e]	**1.9%**	1.7%	1.6%		
Net write-off rate — principal and fees — USCS[e]	**2.1%**	1.9%	1.8%		
30 days past due as a % of total — USCS	**1.8%**	1.9%	1.5%		
Net loss ratio as a % of charge volume — ICS/GCS	**0.10%**	0.09%	0.16%		
90 days past billing as a % of total — ICS/GCS	**0.9%**	0.9%	0.9%		
Worldwide cardmember loans					
Total loans *(billions)*	**$ 65.2**	$ 62.6	$ 60.9	4 %	3 %
Loss reserves					
Beginning balance	**$ 1,874**	$ 3,646	$ 3,268	(49)%	12 %
Adoption of GAAP consolidation standard[f]	**—**	—	2,531	— %	#
Provisions [a]	**1,031**	145	1,445	#	(90)%
Other additions[b]	**118**	108	82	9 %	32 %
Net write-offs — principal[c]	**(1,280)**	(1,720)	(3,260)	(26)%	(47)%
Net write-offs — interest and fees[c]	**(157)**	(201)	(359)	(22)%	(44)%
Other deductions[d]	**(115)**	(104)	(61)	11 %	70 %
Ending balance	**$ 1,471**	$ 1,874	$ 3,646	(22)%	(49)%
Ending Reserves — principal	**$ 1,423**	$ 1,818	$ 3,551	(22)%	(49)%
Ending Reserves — interest and fees	**$ 48**	$ 56	$ 95	(14)%	(41)%
% of loans	**2.3%**	3.0%	6.0%		
% of past due	**182%**	206%	287%		
Average loans *(billions)*	**$ 61.5**	$ 59.1	$ 58.4	4 %	1 %
Net write-off rate — principal only[e]	**2.1%**	2.9%	5.6%		
Net write-off rate — principal, interest and fees[e]	**2.3%**	3.3%	6.2%		
30 days past due as a% of total	**1.2%**	1.5%	2.1%		
Net interest income divided by average loans[g]	**7.5%**	7.4%	8.0%		
Net interest yield on cardmember loans[g]	**9.1%**	9.1%	9.7%		

\# denotes a variance greater than 100 percent.

(a) Provisions for principal (resulting from authorized transactions) and fee reserve components.

(b) Provisions for unauthorized transactions.

(c) Consists of principal (resulting from authorized transactions) interest and/or fees, less recoveries.

(d) For cardmember receivables, includes net write-offs resulting from unauthorized transactions of $(141) million, $(161) million and $(148) million for the years ended December 31, 2012, 2011 and 2010, respectively; foreign currency translation adjustments of $2 million, $(2) million and $1 million for the years ended December 31, 2012, 2011 and 2010, respectively; cardmember bankruptcy reserves of $18 million, nil and nil for the years ended December 31, 2012, 2011 and 2010, respectively; and other items of $9 million, $5 million and $(10) million for the years ended December 31, 2012, 2011 and 2010, respectively. For cardmember loans, includes net write-offs for unauthorized transactions of $(116) million, $(103) million and $(78) million for the years ended December 31, 2012, 2011 and 2010, respectively; foreign currency translation adjustments of $7 million, $(2) million and $23 million for the years ended December 31, 2012, 2011 and 2010, respectively; cardmember bankruptcy reserves of $4 million, nil and nil for the years ended December 31, 2012, 2011 and 2010, respectively; and other items of $(10) million, $1 million and $(6) million for the years ended December 31, 2012, 2011 and 2010, respectively. Cardmember bankruptcy reserves were classified as other liabilities in prior periods.

(e) The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company's practice is to include uncollectible interest and/or fees as part of its total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.

(f) Upon the adoption of accounting standards related to transfers of financial assets and consolidation of VIEs, which resulted in the consolidation of the American Express Credit Account Master Trust beginning January 1, 2010, $29.0 billion of additional cardmember loans along with a $2.5 billion loan loss reserve were recorded on the Company's Consolidated Balance Sheets.

(g) Refer to the following table for the calculation of net interest yield on cardmember loans, a non-GAAP measure, net interest income divided by average loans, a GAAP measure, and the Company's rationale for presenting net interest yield on cardmember loans.

Calculation of Net Interest Yield on Cardmember Loans

Years Ended December 31, *(Millions, except percentages and where indicated)*	2012	2011	2010
Net interest income	**$ 4,628**	$ 4,376	$ 4,650
Exclude:			
Interest expense not attributable to the Company's cardmember loan portfolio	**1,366**	1,445	1,537
Interest income not attributable to the Company's cardmember loan portfolio	**(401)**	(476)	(558)
Adjusted net interest income[(a)]	**$ 5,593**	$ 5,345	$ 5,629
Average loans *(billions)*	**$ 61.5**	$ 59.1	$ 58.4
Exclude:			
Unamortized deferred card fees, net of direct acquisition costs of cardmember loans, and other *(billions)*	**(0.2)**	(0.1)	(0.1)
Adjusted average loans *(billions)*[(a)]	**$ 61.3**	$ 59.0	$ 58.3
Net interest income divided by average loans	**7.5%**	7.4%	8.0%
Net interest yield on cardmember loans[(a)]	**9.1%**	9.1%	9.7%

(a) Net interest yield on cardmember loans, adjusted net interest income, and adjusted average loans are non-GAAP measures. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on cardmember loans, which provides a measure of profitability of the Company's cardmember loan portfolio.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2012

The Company's consolidated income from continuing operations decreased $417 million or 9 percent, and diluted EPS from continuing operations decreased by $0.20, in 2012 as compared to the prior year. Consolidated income from continuing operations increased $842 million or 21 percent, and diluted EPS from continuing operations increased by $0.74, in 2011 as compared to the prior year.

Consolidated net income for 2012, 2011 and 2010 was $4.5 billion, $4.9 billion and $4.1 billion, respectively. Net income included income from discontinued operations of nil, $36 million and nil for 2012, 2011 and 2010, respectively.

The Company's total revenues net of interest expense, total expenses and total provisions for losses increased approximately 5 percent, 6 percent and 79 percent, respectively, in 2012 as compared to the prior year.

The Company's total revenues net of interest expense and total expenses increased by approximately 9 percent and 13 percent, respectively, while total provisions for losses decreased by 50 percent in 2011 as compared to the prior year.

Results from continuing operations for 2012 included:

- $461 million ($328 million after-tax) of net charges for costs related to the Company's reengineering initiatives, including a $400 million ($287 million after-tax) restructuring charge in the fourth quarter;
- A $342 million ($212 million after-tax) expense reflecting enhancements to the process that estimates future redemptions of Membership Rewards points by U.S. cardmembers;
- A $153 million ($95 million after-tax) charge related to cardmember reimbursements in the fourth quarter, in addition to amounts incurred in prior quarters during the year; and
- A $146 million tax benefit related to the realization of certain foreign tax credits.

Results from continuing operations for 2011 included:

- $300 million and $280 million ($186 million and $172 million after-tax) related to the MasterCard and Visa litigation settlements, respectively;
- A $188 million ($117 million after-tax) expense reflecting enhancements to the process that estimates future redemptions of Membership Rewards points by U.S. cardmembers;
- $153 million ($106 million after-tax) of net charges for costs related to the Company's reengineering initiatives; and
- Tax benefits of $102 million and $77 million related to the favorable resolution of certain prior years' tax items and the realization of certain foreign tax credits, respectively.

Results from continuing operations for 2010 included:

- $600 million and $280 million ($372 million and $172 million after-tax) related to the MasterCard and Visa litigation settlements, respectively; and
- $127 million ($83 million after-tax) of net charges for costs related to the Company's reengineering initiatives.

Total Revenues Net of Interest Expense

Consolidated total revenues net of interest expense increased $1.6 billion or 5 percent in 2012 as compared to the prior year, reflecting increases of 7 percent in Global Network & Merchant Services (GNMS), 6 percent in U.S. Card Services (USCS), 3 percent in Global Commercial Services (GCS) and 1 percent in International Card Services (ICS). The increase in total revenues net of interest expense primarily reflects higher discount revenues, higher other revenues and higher net interest income. Consolidated total revenues net of interest expense increased $2.4 billion or 9 percent in 2011 as compared to the prior year, primarily reflecting higher discount revenues, increased other commissions and fees, greater travel commissions and fees, higher net card fees, and higher other revenues, partially offset by lower net interest income.

Discount revenue increased $1.0 billion or 6 percent in 2012 as compared to the prior year, primarily due to an 8 percent increase in worldwide billed business volumes, partially offset by a decline in the average discount rate and higher contra-revenue items, including cash rebate rewards and corporate client incentives. Discount revenue increased $1.9 billion or 12 percent in 2011 as compared to the prior year, primarily due to a 15 percent increase in worldwide billed business, partially offset by a slightly lower average discount rate. The lower revenue growth versus total billed business growth reflects the relatively faster growth in billed business related to GNS, where discount revenue is shared with card-issuing partners, and higher contra-revenue items, including cash rewards, corporate incentive payments and partner payments. The 15 percent increase in worldwide billed business in 2011 reflected an increase in proprietary billed business of 13 percent. The average discount rate was 2.52 percent and 2.54 percent for 2012 and 2011, respectively. Over time, certain pricing initiatives, changes in the mix of spending by location and industry, an increase in the amount of prepaid products and volume-related pricing discounts and strategic investments will likely result in further erosion of the average discount rate.

U.S. billed business and billed business outside the United States increased 9 percent and 7 percent, respectively, in 2012 as compared to the prior year, reflecting increases in average spending per proprietary basic card and basic cards-in-force.

The table below summarizes selected statistics for billed business and average spend:

	2012		2011	
	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates[a]	Percentage Increase (Decrease)	Percentage Increase (Decrease) Assuming No Changes in Foreign Exchange Rates[a]
Worldwide[b]				
Billed business	**8%**	**9%**	15%	13%
Proprietary billed business	**8**	**8**	13	12
GNS billed business[c]	**10**	**14**	27	22
Airline-related volume				
(10% of worldwide billed business for both 2012 and 2011)	**3**	**4**	15	13
United States[b]				
Billed business	**9**		13	
Proprietary consumer card billed business[d]	**8**		11	
Proprietary small business billed business[d]	**12**		14	
Proprietary Corporate Services billed business[e]	**11**		14	
T&E-related volume				
(27% and 28% of U.S. billed business for 2012 and 2011, respectively)	**6**		12	
Non-T&E-related volume				
(73% and 72% of U.S. billed business for 2012 and 2011, respectively)	**10**		14	
Airline-related volume				
(9% and 10% of U.S. billed business for 2012 and 2011, respectively)	**4**		13	
Outside the United States[b]				
Billed business	**7**	**10**	19	13
Japan, Asia Pacific & Australia (JAPA) billed business	**12**	**12**	28	18
Latin America & Canada (LACC) billed business	**7**	**12**	17	14
Europe, the Middle East & Africa (EMEA) billed business	**—**	**5**	13	8
Proprietary consumer and small business billed business[f]	**4**	**6**	15	9
JAPA billed business	**7**	**7**	19	9
LACC billed business	**5**	**8**	13	10
EMEA billed business	**(1)**	**4**	13	7
Proprietary Corporate Services billed business[e]	**3**	**7**	19	13

(a) The foreign currency adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year-earlier period against which such results are being compared). The Company believes the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

(b) Captions in the table above not designated as "proprietary" or "GNS" include both proprietary and GNS data.

(c) Included in the GNMS segment.

(d) Included in the USCS segment.

(e) Included in the GCS segment.

(f) Included in the ICS segment.

Travel commissions and fees decreased $31 million or 2 percent in 2012 as compared to the prior year, primarily due to a 1 percent decline in worldwide travel sales. Business travel sales declined 4 percent, while U.S. consumer travel sales increased 12 percent. Travel commissions and fees increased $198 million or 11 percent in 2011 as compared to the prior year, primarily due to a 13 percent increase in worldwide travel sales.

Other commissions and fees increased $48 million or 2 percent in 2012 as compared to the prior year, driven primarily by higher fee revenues from the Loyalty Partner business. Assuming no changes in foreign exchange rates, other commissions and fees increased 5 percent in 2012 as compared to the prior year.[1] Other commissions and fees increased $238 million or 12 percent in 2011 as compared to the prior year, primarily driven by fee revenues from the Loyalty Partner business.

Other revenues increased $288 million or 13 percent in 2012 as compared to the prior year, primarily reflecting higher gains on the sale of investment securities, higher GNS partner royalty revenues, and the favorable effects of revised estimates in the liability for uncashed Travelers Cheques in international markets. Other revenues increased $237 million or 12 percent in 2011 as compared to the prior year, primarily reflecting higher royalties from GNS partners, a contractual payment from a GNS partner and greater merchant-related fee revenues.

Interest income increased $158 million or 2 percent in 2012 as compared to the prior year. Interest on loans increased $239 million or 4 percent, primarily reflecting higher average cardmember loans. Interest and dividends on investment securities decreased $81 million or 25 percent, primarily reflecting decreased levels of investment securities. Interest on deposits with banks and other remained flat year over year. Interest income decreased $377 million or 5 percent in 2011 as compared to the prior year. Interest on loans decreased $292 million or 4 percent, driven by a lower net yield on cardmember loans, partially offset by a slight increase in average cardmember loans. Interest and dividends on investment securities decreased $116 million or 26 percent, primarily reflecting decreased levels of investment securities. Interest on deposits with banks and other increased $31 million or 47 percent, primarily due to higher average deposit balances.

Interest expense decreased $94 million or 4 percent in 2012 as compared to the prior year. Interest on deposits decreased $48 million or 9 percent, primarily due to a lower cost of funds, partially offset by an increase in average customer deposit balances. Interest on long-term debt and other decreased $46 million or 3 percent, reflecting a lower average long-term debt balance. Interest expense decreased $103 million or 4 percent in 2011 as compared to the prior year. Interest on deposits decreased $18 million or 3 percent, primarily due to a lower cost of funds, partially offset by an increase in average customer deposit balances. Interest on long-term debt and other decreased $85 million or 5 percent, reflecting a lower average long-term debt balance, partially offset by a higher cost of funds.

Provisions for Losses

Provisions for losses increased $878 million or 79 percent in 2012 as compared to the prior year. Charge card provisions for losses decreased $28 million or 4 percent, primarily due to a net reserve release in 2012 compared to a reserve build in 2011. Cardmember loans provisions for losses increased $896 million or over 100 percent, primarily reflecting a smaller reserve release in 2012 than in 2011 due to the slowing pace of improved credit conditions. Other provisions for losses increased $10 million or 11 percent in 2012 as compared to the prior year.

Provisions for losses decreased $1.1 billion or 50 percent in 2011 as compared to the prior year. Charge card provisions for losses increased $175 million or 29 percent, primarily driven by higher average cardmember receivables, higher net write-offs and a release of reserves in the prior year due to improved credit performance. Cardmember loans provisions for losses decreased $1.3 billion or 83 percent, primarily reflecting lower net write-offs and a lower cardmember loan reserve requirement in 2011 as compared to the prior year. Other provisions for losses increased $4 million or 5 percent in 2011 as compared to the prior year.

Expenses

Consolidated expenses increased $1.2 billion or 6 percent in 2012 as compared to the prior year. The increase reflects higher other expenses, higher salaries and employee benefits costs, higher occupancy and equipment expenses and higher cardmember services expenses, partially offset by lower marketing and promotion expenses. Consolidated expenses increased $2.5 billion or 13 percent in 2011 as compared to the prior year. The increase reflected higher cardmember rewards expenses, salaries and employee benefits costs, other expenses, cardmember services expenses, professional services expenses and occupancy and equipment expenses, partially offset by lower marketing and promotion expenses. Consolidated expenses in 2012, 2011 and 2010 also included $461 million, $153 million and $127 million, respectively, of reengineering costs, of which $403 million, $119 million and $96 million, respectively, represent restructuring charges.

Marketing and promotion expenses decreased $106 million or 4 percent in 2012 as compared to the prior year, primarily reflecting lower loyalty and brand spending. Marketing and promotion expenses decreased $151 million or 5 percent in 2011 as compared to the prior year, due to lower product media and brand spending. Marketing and promotion spending represented 9.2 percent of total revenues in 2012 as compared to 10.0 percent and 11.4 percent of total revenues in 2011 and 2010, respectively.

Cardmember rewards expenses increased $64 million or 1 percent in 2012 as compared to the prior year due to an increase

[1] The foreign currency adjusted information, a non-GAAP measure, assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current year apply to the corresponding year period against which such results are being compared). The Company believes the presentation of information on a foreign currency adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

in co-brand rewards expense of $148 million partially offset by a decrease in Membership Rewards expense of $84 million.

For 2012, co-brand rewards expenses increased $148 million primarily related to higher spending volumes. Membership Rewards expenses decreased $84 million as compared to the prior year as a result of a $353 million reduction in expenses related to a slower average URR growth rate (including the effects of enhancements to the U.S. URR estimation process of $342 million in 2012 and $188 million in 2011) and a shift in the redemption mix that drove a favorable change in the WAC assumption, offset by higher expenses of $269 million relating to an increase in new points earned.

For 2011, Membership Rewards expenses increased $920 million as compared to the prior year as a result of higher expenses of $558 million related to an increase in new points earned, a $362 million increase in expenses related to a higher average URR growth rate (including the effects of enhancements to the U.S. URR estimation process of $188 million) in addition to a shift in the redemption mix resulting in a higher WAC assumption. Co-brand rewards expenses increased $298 million primarily related to higher spending volumes.

The Company's Membership Rewards URR for current participants was 94 percent *(rounded up)* at December 31, 2012, an increase from 92 percent *(rounded down)* at December 31, 2011 and 91 percent *(rounded up)* in 2010. The increases in the ultimate redemption rate are a result of cardmembers' increased engagement with the Company's Membership Rewards program.

Cardmember services expenses increased $83 million or 12 percent and $125 million or 21 percent in 2012 and 2011, respectively, as compared to the prior year, driven by increases in the costs associated with enhanced benefits to U.S. cardmembers.

Salaries and employee benefits expenses increased $345 million or 6 percent in 2012 as compared to the prior year, primarily reflecting higher restructuring costs in 2012. Salaries and employee benefits expenses increased $686 million or 12 percent in 2011 as compared to the prior year, reflecting higher employee levels, merit increases for existing employees, higher employee benefits costs and higher incentive-related compensation.

Other, net increased $861 million or 15 percent in 2012 as compared to the prior year, primarily reflecting the absence of the benefits of the Visa and MasterCard litigation settlement payments that ceased in the fourth quarter 2011. In addition, the increase includes higher costs associated with cardmember reimbursements of $143 million, as well as impairment of certain cost method investments. Other, net also includes occupancy and equipment expenses, which also increased, reflecting higher data processing expenses. Other, net increased $460 million or 20 percent in 2011 as compared to the prior year, primarily reflecting $300 million of MasterCard settlement payments received in 2010 that ceased in the second quarter of 2011. In addition, higher other expenses are driven by costs associated with Loyalty Partner expenses following the closing of the acquisition in the first quarter of 2011, data processing and software amortization expense, as well as lease termination costs. Other, net also includes an increase in 2011 as compared to 2010 in professional services expenses related to higher technology development expenditures including various initiatives related to digitizing the business, globalizing operating platforms and enhancing analytical data and capabilities. Higher legal costs and third-party merchant sales-force commissions also contributed to the increase.

Income Taxes

The effective tax rate on continuing operations was 30.5 percent, 29.6 percent and 32.0 percent in 2012, 2011 and 2010, respectively. The tax rates for 2012 and 2011 included benefits of $146 million and $77 million, respectively, related to the realization of certain foreign tax credits. The tax rate for 2011 also included a benefit of $102 million related to the resolution of certain prior years' tax items. In addition, the tax rates in all years reflected the level of pretax income in relation to recurring permanent tax benefits and geographic mix of business.

CASH FLOWS

Cash Flows from Operating Activities

Cash flows from operating activities primarily include net income adjusted for (i) non-cash items included in net income, including provisions for losses, depreciation and amortization, deferred taxes, and stock-based compensation and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

For the year ended December 31, 2012, net cash provided by operating activities of $7.1 billion decreased $2.7 billion compared to $9.8 billion in 2011. The decrease was primarily due to a decrease in the liabilities for accounts payable and other liabilities in 2012 as compared to the prior year versus an increase in 2011 as compared to the prior year.

For the year ended December 31, 2011, net cash provided by operating activities of $9.8 billion increased $1.1 billion compared to $8.7 billion in 2010. The increase was primarily due to higher net income in 2011 and increases in other receivables and accounts payable and other liabilities, partially offset by lower provisions for losses and decreases in deferred taxes and other in 2011.

Cash Flows from Investing Activities

The Company's investing activities primarily include funding cardmember loans and receivables and the Company's available-for-sale investment portfolio.

For the year ended December 31, 2012, net cash used in investing activities of $6.5 billion increased $6.0 billion compared to $0.5 billion in 2011, primarily due to a reduction in maturities, redemptions and sales of investments, and a net decrease in the cash flows related to cardmember loans and receivables and restricted cash, partially offset by lower purchases of investments and fewer acquisitions in 2012 as compared to 2011.

For the year ended December 31, 2011, net cash used in investing activities of $0.5 billion decreased $0.7 billion compared to $1.2 billion in 2010, primarily due to lower purchases of investments and a decrease in restricted cash, partially offset by lower sales, maturity and redemption of investments and increases in cardmember loans and receivables.

Cash Flows from Financing Activities

The Company's financing activities primarily include issuing and repaying debt, taking customer deposits, issuing and repurchasing its common shares, and paying dividends.

For the year ended December 31, 2012, net cash used in financing activities of $3.3 billion increased $2.6 billion compared to $0.7 billion in 2011, due to a decrease in short-term borrowings, and an increase in the repurchase of common shares in 2012, which more than offset a decrease in principal payments on long-term debt.

For the year ended December 31, 2011, net cash used in financing activities of $0.7 billion decreased $7.2 billion compared to $7.9 billion in 2010, due to increases in customer deposits and issuances of long-term debt during 2011 as compared to 2010, partially offset by increases in principal payments on long-term debt and repurchases of common shares and a decrease in short-term borrowings in 2011.

CERTAIN LEGISLATIVE, REGULATORY AND OTHER DEVELOPMENTS

As a participant in the financial services industry, the Company is subject to a wide array of regulations applicable to its businesses. As a bank holding company and a financial holding company, the Company is subject to comprehensive examination and supervision by the Federal Reserve and to a range of laws and regulations that impact its business and operations. In addition, the extreme disruptions in global capital markets that commenced in mid-2007 and the resulting instability and failure and near failure of numerous financial institutions, as well as reports of widespread consumer abuse, led to a number of changes in the financial services industry, including more intense supervision, enhanced enforcement activity, significant additional regulation and the formation of additional regulatory bodies. In light of recent legislative initiatives and continuing regulatory reform implementation, compliance requirements and expenditures have risen for financial services firms, including the Company, and the Company expects compliance requirements and expenditures will continue to rise with continuing implementation of these reforms.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), which was enacted in July 2010, is comprehensive in scope and contains a wide array of provisions intended to govern the practices and oversight of financial institutions and other participants in the financial markets. Among other matters, the law created an independent Consumer Financial Protection Bureau (the CFPB), which has broad rulemaking authority over providers of credit, savings, payment and other consumer financial products and services with respect to certain federal consumer financial laws. Moreover, the CFPB has examination and enforcement authority with respect to certain federal consumer financial laws for some providers of consumer financial products and services, including the Company's insured depository institution subsidiaries. The CFPB is directed to prohibit "unfair, deceptive or abusive" acts or practices, and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services. The review of products and practices to prevent unfair, deceptive or abusive conduct will be a continuing focus of the CFPB and banking regulators more broadly, as well as by the Company itself. The ultimate impact of this heightened scrutiny is uncertain, but internal and regulatory reviews have resulted in, and are likely to continue to result in, changes to pricing, practices, products and procedures. Such reviews are also likely to continue to result in increased costs related to regulatory oversight, supervision and examination, additional restitution to cardmembers and possible additional regulatory actions which could include civil money penalties. In July 2012, the CFPB issued a bulletin regarding its review of marketing practices with respect to credit card add-on products, including debt cancellation, identity theft protection, credit reporting and monitoring, and other supplementary products. The Company is cooperating with regulators in their ongoing regulatory examination of credit card add-on products. For a description of the settlements reached with, and ongoing reviews by, several bank regulators, including the CFPB, relating to certain aspects of the Company's U.S. consumer card practices, see "Legal Proceedings" in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Dodd-Frank prohibits payment card networks from restricting merchants from offering discounts or incentives to customers to pay with particular forms of payment, such as cash, check, credit or debit card, or restricting merchants from setting certain minimum and maximum transaction amounts for credit cards, as long as any such discounts or incentives or any minimum or maximum transaction amounts do not discriminate on the basis of the issuer or network and comply with applicable federal or state disclosure requirements.

Under Dodd-Frank, the Federal Reserve is also authorized to regulate interchange fees paid to financial institutions on debit card and certain general-use prepaid card transactions to ensure that they are "reasonable and proportional" to the cost of processing individual transactions, and to prohibit payment card networks and issuers from requiring transactions to be processed on a single payment network or fewer than two unaffiliated networks. The Federal Reserve's rule provides that the regulations on interchange and routing do not apply to a three-party network like American Express when it acts as both the issuer and the network for its prepaid cards, and the Company is therefore not a "payment card network" as that term is defined and used for the specific purposes of the rule.

Dodd-Frank also authorizes the Federal Reserve to establish heightened capital, leverage and liquidity standards, risk management requirements, concentration limits on credit exposures, mandatory resolution plans (so-called "living wills") and stress tests for, among others, large bank holding companies, such as the Company, that have greater than $50 billion in assets. In addition, certain derivative transactions will be required to be centrally cleared, which may create or increase collateral posting requirements for the Company.

Many provisions of Dodd-Frank require the adoption of rules for implementation. In addition, Dodd-Frank mandates multiple studies, which could result in additional legislative or regulatory action. These new rules and studies will be implemented and undertaken over a period of several years. Accordingly, the ultimate consequences of Dodd-Frank and its implementing regulations on the Company's business, results of operations and financial condition are uncertain at this time.

Department of Justice Litigation

The U.S. Department of Justice (DOJ) and certain states attorneys general have brought an action against the Company alleging that the provisions in the Company's card acceptance agreements with merchants that prohibit merchants from discriminating against the Company's card products at the point of sale violate the U.S. antitrust laws. Visa and MasterCard, which were also defendants in the DOJ and state action, entered into a settlement agreement and have been dismissed as parties pursuant to that agreement. The settlement enjoins Visa and MasterCard, with certain exceptions, from adopting or enforcing rules or entering into contracts that prohibit merchants from engaging in various actions to steer cardholders to other card products or payment forms at the point of sale. If similar conditions were imposed on American Express, it could have a material adverse effect on American Express' business.

Other Legislative and Regulatory Initiatives

The payment card sector also faces continuing scrutiny in connection with the fees merchants pay to accept cards. Regulators and legislators outside the United States have focused on the way bankcard network members collectively set the "interchange" (that is, the fee paid by the bankcard merchant acquirer to the card-issuing bank in "four-party" payment networks, like Visa and MasterCard). Although, unlike the Visa and MasterCard networks, the American Express network does not collectively set fees, antitrust actions and government regulation relating to merchant pricing could affect all networks.

In January 2012, the European Commission (the Commission) published a Green Paper (a document to begin a process of consultation toward potential regulation) covering a range of issues affecting the payments industry, including interchange fees, non-discrimination and honor-all-cards rules, surcharging, separation of processing from card network management, perceived barriers to cross-border acquiring, mobile payments and technical standardization. The Commission has completed a consultation period and is expected to issue its preliminary conclusions in early 2013. These conclusions may involve proposals for regulation or recommendations for self-regulation and could take up to 18-24 months to adopt and implement.

In certain countries, such as Australia, and in certain member states in Europe, merchants are permitted by law to surcharge card purchases. While surcharging continues to be actively considered in certain jurisdictions, the benefits to customers have not been apparent in countries that have allowed it, and in some cases regulators are addressing concerns about excessive surcharging by merchants. Surcharging, particularly where it disproportionately impacts American Express cardmembers, which is known as differential surcharging, could have a material adverse effect on the Company if it becomes widespread. In June 2012, the Reserve Bank of Australia announced changes to the Australian surcharging standards beginning March 18, 2013 that will allow the Company and other networks to limit a merchant's right to surcharge to "the reasonable cost of card acceptance." In the European Union (the EU), the Consumer Rights Directive, which was adopted by the EU Council of Ministers in October 2011, will prohibit merchants from surcharging card purchases more than the merchants' cost of acceptance. The EU member states have until December 2013 to transpose the directive into national law.

Although neither a legislative nor regulatory initiative, the settlement by MasterCard and Visa in a U.S. merchant class litigation (which has been given preliminary, but not final, approval by the trial court) requires, among other things, MasterCard and Visa to permit U.S. merchants, subject to certain conditions, to surcharge credit cards, while allowing them to continue to prohibit surcharges on debit card transactions.

Also, other countries in which the Company operates have been considering and in some cases adopting similar legislation and rules that would impose changes on certain practices of card issuers, merchant acquirers and payment networks.

Refer to "Consolidated Capital Resources and Liquidity" for a discussion of the series of international capital and liquidity standards published by the Basel Committee on Banking Supervision.

CONSOLIDATED CAPITAL RESOURCES AND LIQUIDITY

The Company's balance sheet management objectives are to maintain:

- A solid and flexible equity capital profile;
- A broad, deep and diverse set of funding sources to finance its assets and meet operating requirements; and
- Liquidity programs that enable the Company to continuously meet expected future financing obligations and business requirements for at least a 12-month period, even in the event it is unable to continue to raise new funds under its traditional funding programs.

CAPITAL STRATEGY

The Company's objective is to retain sufficient levels of capital generated through earnings and other sources to maintain a solid equity capital base and to provide flexibility to support future business growth. The Company believes capital allocated to growing businesses with a return on risk-adjusted equity in excess of its costs will generate shareholder value.

The level and composition of the Company's consolidated capital position are determined through the Company's internal capital adequacy assessment process, which reflects its business activities, as well as marketplace conditions and credit rating agency requirements. The Company's consolidated capital position is also influenced by subsidiary capital requirements. The Company, as a bank holding company, is also subject to regulatory requirements administered by the U.S. federal banking agencies. The Federal Reserve has established specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items.

The Company currently calculates and reports its capital ratios under the standards commonly referred to as Basel I. In June 2004, the Basel Committee on Banking Supervision (commonly referred to as Basel) published new international guidelines for determining regulatory capital (Basel II). In December 2007, the U.S. bank regulatory agencies jointly adopted a final rule based on Basel II. The Company has adopted Basel II in certain non-U.S. jurisdictions and is currently taking steps toward Basel II implementation in the United States.

Dodd-Frank and a series of international capital and liquidity standards known as Basel III published by Basel on December 16, 2010 will in the future change the current quantitative measures. In general, these changes will involve, for the U.S. banking industry as a whole, a reduction in the types of instruments deemed to be capital along with an increase in the amount of capital that assets, liabilities and certain off-balance sheet items require. These changes will generally serve to reduce reported capital ratios compared to current capital guidelines. On June 7, 2012, the Federal Reserve, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation issued three joint notices of proposed rulemaking, collectively referred to as Basel III, which presents details of the proposed new U.S. regulatory capital standards. The proposed U.S. rules are generally in line with the aforementioned capital standards published by Basel in 2010.

The following table presents the regulatory risk-based capital ratios and leverage ratio for the Company and its significant bank subsidiaries, as well as additional ratios widely utilized in the marketplace, as of December 31, 2012.

	Well-Capitalized Ratios[(a)]	Ratios as of December 31, 2012
Risk-Based Capital		
Tier 1	6%	
American Express Company		11.9%
American Express Centurion Bank		17.6%
American Express Bank, FSB		16.5%
Total	10%	
American Express Company		13.8%
American Express Centurion Bank		18.9%
American Express Bank, FSB		18.7%
Tier 1 Leverage	5%	
American Express Company		10.2%
American Express Centurion Bank		17.0%
American Express Bank, FSB		17.5%
Common Equity to Risk-Weighted Assets		
American Express Company		15.0%
Tier 1 Common Risk-Based[(b)]		
American Express Company		11.9%
Tangible Common Equity to Risk-Weighted Assets[(b)]		
American Express Company		11.7%

(a) As defined by the Federal Reserve.
(b) Refer to page 30 for a reconciliation of Tier 1 common equity and tangible common equity, both non-GAAP measures.

The following provides definitions for the Company's regulatory risk-based capital ratios and leverage ratio, which are calculated as per standard regulatory guidance, if applicable:

Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On- and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation. Risk-weighted assets as of December 31, 2012 were $125.7 billion.

Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets. Tier 1 capital is the sum of common shareholders' equity, certain perpetual preferred stock (not applicable to the Company), and noncontrolling interests in consolidated subsidiaries, adjusted for ineligible goodwill and intangible assets, as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other postretirement benefit losses, all net of tax. Tier 1 capital as of December 31, 2012 was $14.9 billion. This ratio is commonly used by regulatory agencies to assess a financial institution's financial strength and is the primary form of capital used to absorb losses beyond current loss accrual estimates.

Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and Tier 2 capital, divided by risk-weighted assets. Tier 2 capital is the sum of the allowance for receivable and loan losses (limited to 1.25 percent of risk-weighted assets) and 45 percent of the unrealized gains on equity securities, plus a $750 million subordinated hybrid security, for which the Company received approval from the Federal Reserve for treatment as Tier 2 capital. Tier 2 capital as of December 31, 2012 was $2.4 billion.

Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by the Company's average total consolidated assets for the most recent quarter. Average total consolidated assets as of December 31, 2012 were $147.0 billion.

The following provides definitions for capital ratios widely used in the marketplace, although they may be calculated differently by different companies:

Tier 1 Common Risk-Based Capital Ratio — The Tier 1 common risk-based capital ratio is calculated as Tier 1 common equity, a non-GAAP measure, divided by risk-weighted assets. Tier 1 common equity is calculated by reference to total shareholders' equity as shown below:

(Billions)		December 31, 2012
Total shareholders' equity	$	18.9
Net effect of certain items in accumulated other comprehensive loss excluded from Tier 1 common equity		0.1
Less: Ineligible goodwill and intangible assets		(3.9)
Less: Ineligible deferred tax assets		(0.2)
Total Tier 1 common equity	$	14.9

The Company believes the Tier 1 common risk-based capital ratio is useful because it can be used to assess and compare the quality and composition of the Company's capital with the capital of other financial services companies. Moreover, the proposed U.S. banking capital standards known as Basel III include measures that rely on the Tier 1 common risk-based capital ratio.

Common Equity and Tangible Common Equity to Risk-Weighted Assets Ratios — Common equity equals the Company's shareholders' equity of $18.9 billion as of December 31, 2012, and tangible common equity, a non-GAAP measure, equals common equity less goodwill and other intangibles of $4.2 billion as of December 31, 2012. The Company believes presenting the ratio of tangible common equity to risk-weighted assets is a useful measure of evaluating the strength of the Company's capital position.

The Company seeks to maintain capital levels and ratios in excess of the minimum regulatory requirements; failure to maintain minimum capital levels could affect the Company's status as a financial holding company and cause the respective regulatory agencies to take actions that could limit the Company's business operations.

The Company's primary source of equity capital has been the generation of net income. Historically, capital generated through net income and other sources, such as the exercise of stock options by employees, has exceeded the annual growth in its capital requirements. To the extent capital has exceeded business, regulatory and rating agency requirements, the Company has historically returned excess capital to shareholders through its regular common share dividend and share repurchase program.

The Company maintains certain flexibility to shift capital across its businesses as appropriate. For example, the Company may infuse additional capital into subsidiaries to maintain capital at targeted levels in consideration of debt ratings and regulatory requirements. These infused amounts can affect the capital profile and liquidity levels at the American Express Company (Parent Company) level. The Company does not currently intend or foresee a need to shift capital from non-U.S. subsidiaries with permanently reinvested earnings to a U.S. parent company.

Basel III

Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital than prior requirements, with a greater emphasis on common equity. While final implementation of the rules related to capital ratios will be determined by the Federal Reserve, the Company estimates that had the new rules (as currently proposed) been in place during 2012, the reported Tier 1 risk-based capital and Tier 1 common risk-based ratios would have been 11.7 percent, the reported Tier 1 leverage ratio would have been 10.1 percent and the supplementary leverage ratio would have been 8.5 percent.[2] These ratios are calculated using the standardized approach as described in the proposed rules and are based on the Company's reported Basel I ratios, without taking into account the potential impact of Basel II implementation. As noted above, the Company is currently taking steps toward Basel II implementation in the United States.

The estimated impact of the Basel III rules will change over time based upon changes in the size and composition of the Company's balance sheet as well as based on the U.S.

2 The proposed capital ratios are non-GAAP measures. The Company believes the presentation of the proposed capital ratios is helpful to investors by showing the impact of Basel III, assuming the proposed new rules as currently proposed are implemented by the Federal Reserve.

implementation of the Basel III rules; and the estimated impact for 2012 is not necessarily indicative of the impact in future periods.

The following provides definitions for capital ratios as defined by the proposed U.S. Basel III guidelines using the standardized approach. All calculations are non-GAAP measures.

Basel III Tier 1 Common Risk-Based Capital Ratio — The Basel III Tier 1 common risk-based capital ratio is calculated as adjusted Tier 1 common equity divided by adjusted risk-weighted assets.

Basel III Tier 1 Risk-Based Capital Ratio — The Basel III Tier 1 risk-based capital ratio is calculated as adjusted Tier 1 capital divided by adjusted risk-weighted assets.

The following table presents a comparison of the Company's Tier 1 and Tier 1 common risk-based capital under Basel I rules to its estimated Tier 1 and Tier 1 common risk-based capital under Basel III rules.

(Billions)	December 31, 2012
Risk-Based Capital under Basel I	$ 14.9
Adjustments related to:	
AOCI for available for sale securities	0.3
Pension and other post-retirement benefit costs	(0.5)
Other	0.1
Estimated Risk-Based Capital under Basel III[(a)]	$ 14.8

(a) Estimated Basel III Tier 1 capital and Tier 1 common equity reflects the Company's current interpretation of the Basel III rules. The estimated Basel III Tier 1 capital and Tier 1 common equity could change in the future as the U.S. regulatory agencies implement Basel III or if the Company's business changes.

Basel III Risk-Weighted Assets — The Basel III risk-weighted assets reflect the Company's current interpretation of the Basel III rules on the Company's Basel I risk-weighted assets. Risk-weighted assets include adjustments relating to the impact of the incremental risk weighting applied to deferred tax assets and significant investments in unconsolidated financial institutions, as well as exposures to past due accounts, equities and sovereigns. Basel III risk-weighted assets as of December 31, 2012 were estimated to be $126.8 billion.

Basel III Tier 1 Leverage Ratio — The Basel III Tier 1 leverage ratio is calculated by dividing Basel III Tier 1 capital by the Company's average total consolidated assets.

Basel III Supplementary Leverage Ratio — The Basel III supplementary leverage ratio is calculated by dividing Basel III Tier 1 capital by the Company's estimated total assets for leverage capital purposes under Basel III. Estimated total assets for leverage capital purposes includes adjustments for Tier 1 capital deductions, off-balance sheet derivatives, undrawn unconditionally cancellable commitments and other off-balance sheet liabilities. Total assets for leverage capital purposes as of December 31, 2012 based on the Company's current interpretation of the Basel III rules were estimated to be $173.5 billion.

SHARE REPURCHASES AND DIVIDENDS

The Company has a share repurchase program to return excess capital to shareholders. The share repurchases reduce shares outstanding and offset, in whole or part, the issuance of new shares as part of employee compensation plans.

During 2012, the Company returned $4.9 billion to its shareholders in the form of dividends ($909 million) and share repurchases ($4.0 billion). The Company repurchased 69 million common shares at an average price of $57.56 in 2012. These dividend and share repurchase amounts represent approximately 98 percent of total capital generated during the year. This percentage for 2012 is significantly greater than the on average and over time target to distribute approximately 50 percent of the capital to shareholders as dividends or through the repurchases of common stock. This payout percentage is also higher than most of the other U.S. financial institutions that are required to submit their capital distribution plans to the Federal Reserve for approval. These distribution percentages result from the strength of the Company's capital ratios and the amount of capital it generates from net income and through employee stock plans in relation to the amount of capital required to support its organic business growth and through acquisitions.

Since the inception of the program in December 1994, the Company has distributed approximately 66 percent of capital generated through share repurchases and dividends on a cumulative basis.

On January 7, 2013, the Company submitted its comprehensive capital plan to the Federal Reserve requesting approval to proceed with additional share repurchases in 2013. The capital plan includes an analysis of performance and capital availability under certain adverse economic assumptions. The capital plan was submitted to the Federal Reserve pursuant to the Federal Reserve's guidance on dividends and capital distributions. The Company expects a response from the Federal Reserve by March 14, 2013. Additionally, the Company was informed in March 2012 that the Federal Reserve had no objections to the Company's plan to repurchase up to $1 billion of shares in the first quarter of 2013.

FUNDING STRATEGY

The Company's principal funding objective is to maintain broad and well-diversified funding sources to allow it to meet its maturing obligations, cost-effectively finance current and future asset growth in its global businesses as well as to maintain a strong liquidity profile. The diversity of funding sources by type of debt instrument, by maturity and by investor base, among other factors, provides additional insulation from the impact of disruptions in any one type of debt, maturity or investor. The mix of the Company's funding in any period will seek to achieve cost efficiency consistent with both maintaining diversified sources and achieving its liquidity objectives. The Company's funding strategy and activities are integrated into its asset-liability management activities. The Company has in place a funding policy covering American Express Company and all of its subsidiaries.

The Company's proprietary card businesses are the primary asset-generating businesses, with significant assets in both domestic and international cardmember receivable and lending activities. The Company's financing needs are in large part a consequence of its proprietary card-issuing businesses and the maintenance of a liquidity position to support all of its business activities, such as merchant payments. The Company generally pays merchants for card transactions prior to reimbursement by cardmembers and therefore funds the merchant payments during the period cardmember loans and receivables are outstanding. The Company also has additional financing needs associated with general corporate purposes, including acquisition activities.

FUNDING PROGRAMS AND ACTIVITIES

The Company meets its funding needs through a variety of sources, including direct and third-party distributed deposits and debt instruments, such as senior unsecured debentures, asset securitizations, borrowings through secured financing facilities and long-term committed bank borrowing facilities in certain non-U.S. regions.

The Company had the following consolidated debt and customer deposits outstanding as of December 31:

(Billions)	2012	2011
Short-term borrowings	$ 3.3	$ 4.3
Long-term debt	59.0	59.6
Total debt	62.3	63.9
Customer deposits	39.8	37.9
Total debt and customer deposits	$ 102.1	$ 101.8

The Company seeks to raise funds to meet all of its financing needs, including seasonal and other working capital needs, while also seeking to maintain sufficient cash and readily marketable securities that are easily convertible to cash, in order to meet the scheduled maturities of all long-term funding obligations on a consolidated basis for a 12-month period. Management does not expect to make any major funding or liquidity strategy changes in order to meet Basel III's Liquidity Coverage Ratio standard.

The Company's funding plan for the full year 2013 includes, among other sources, approximately $4.0 billion to $10.0 billion of unsecured term debt issuance and $3.0 billion to $9.0 billion of secured term debt issuance. The Company's funding plans are subject to various risks and uncertainties, such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by the Company, regulatory changes, ability to securitize and sell receivables, and the performance of receivables previously sold in securitization transactions. Many of these risks and uncertainties are beyond the Company's control.

The Company's equity capital and funding strategies are designed, among other things, to maintain appropriate and stable unsecured debt ratings from the major credit rating agencies: Moody's Investor Services (Moody's), Standard & Poor's (S&P), Fitch Ratings (Fitch) and Dominion Bond Rating Services (DBRS). Such ratings help support the Company's access to cost-effective unsecured funding as part of its overall funding strategy. The Company's asset-backed securitization (ABS) activities are rated separately.

Unsecured Debt Ratings

Credit Agency	Entity Rated	Short-Term Ratings	Long-Term Ratings	Outlook
DBRS	All rated entities	R-1 (middle)	A (high)	Stable
Fitch	All rated entities	F1	A+	Stable
Moody's	TRS[(a)] and rated operating subsidiaries	Prime-1	A2	Stable
Moody's	American Express Company	Prime-2	A3	Stable
S&P	TRS and rated operating subsidiaries	A-2	A-	Stable
S&P	American Express Company	A-2	BBB+	Stable

(a) American Express Travel Related Services Company, Inc.

Downgrades in the ratings of the Company's unsecured debt or asset securitization program securities could result in higher funding costs, as well as higher fees related to borrowings under its unused lines of credit. Declines in credit ratings could also reduce the Company's borrowing capacity in the unsecured debt and asset securitization capital markets. The Company believes the change in its funding mix, which now includes an increasing proportion of U.S. retail deposits insured by the Federal Deposit Insurance Corporation (FDIC), should reduce the impact that credit rating downgrades would have on the Company's funding capacity and costs. Downgrades to certain of the Company's unsecured debt ratings in the last several years have not materially impacted the Company's borrowing costs or resulted in a reduction in its borrowing capacity.

SHORT-TERM FUNDING PROGRAMS

Short-term borrowings, such as commercial paper, are defined as any debt with an original maturity of 12 months or less, as well as interest-bearing overdrafts with banks. The Company's short-term funding programs are used primarily to meet working capital needs, such as managing seasonal variations in receivables balances. Short-term borrowings were stable throughout 2012. The amount of short-term borrowings issued in the future will depend on the Company's funding strategy, its needs and market conditions.

The Company had the following short-term borrowings outstanding as of December 31:

(Billions)	2012	2011
Commercial paper	$ —	$ 0.6
Other short-term borrowings	3.3	3.7
Total	$ 3.3	$ 4.3

Refer to Note 10 to the Consolidated Financial Statements for further description of these borrowings.

The Company's short-term borrowings as a percentage of total debt was 5.3 percent and 6.8 percent as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Company had no commercial paper outstanding. Average commercial paper outstanding was $0.4 billion and $0.6 billion in 2012 and 2011, respectively.

American Express Credit Corporation's (Credco) total back-up liquidity coverage, which includes its undrawn committed bank facilities, was 73 percent and 62 percent of its net short-term borrowings as of December 31, 2012 and 2011, respectively. The undrawn committed bank credit facilities were $3.0 billion as of December 31, 2012.

DEPOSIT PROGRAMS

The Company offers deposits within its American Express Centurion Bank and American Express Bank, FSB (FSB) subsidiaries (together, the Banks). These funds are currently insured up to $250,000 per account through the FDIC. The Company's ability to obtain deposit funding and offer competitive interest rates is dependent on the Banks' capital levels. The Company, through the FSB, has a direct retail deposit program, Personal Savings from American Express, to supplement its distribution of deposit products sourced through third-party distribution channels. The direct retail program makes FDIC-insured certificates of deposit (CDs) and high-yield savings account products available directly to consumers.

The Company held the following deposits as of December 31:

(Billions)	2012	2011
U.S. retail deposits:		
Savings accounts — Direct	$ 18.7	$ 14.6
Certificates of deposit:[a]		
Direct	0.7	0.9
Third-party	8.9	10.8
Sweep accounts — Third-party	11.4	11.0
Other deposits	0.1	0.6
Total customer deposits	$ 39.8	$ 37.9

(a) The weighted average remaining maturity and weighted average rate at issuance on the total portfolio of U.S. retail CDs, issued through direct and third-party programs, were 18.5 months and 2.1 percent, respectively, as of December 31, 2012.

LONG-TERM DEBT PROGRAMS

During 2012, the Company and its subsidiaries issued debt and asset securitizations with maturities ranging from 3 to 5 years. These amounts included approximately $4.6 billion of AAA-rated lending securitization certificates, $0.6 billion of subordinated certificates and $5.6 billion of unsecured debt across a variety of maturities and markets. During the year, the Company retained approximately $0.4 billion of subordinated securities, as the pricing and yields for these securities were not attractive compared to other sources of financing available to the Company.

The Company's 2012 debt issuances were as follows:

(Billions)	Amount[a]
American Express Credit Corporation:	
Fixed Rate Senior Notes (weighted-average coupon of 2.0%)	$ 3.5
Floating Rate Senior Notes (3-month LIBOR plus 110 basis points)	0.8
American Express Centurion Bank:	
Fixed Rate Senior Notes (0.9% coupon)	0.8
Floating Rate Senior Notes (3-month LIBOR plus 45 basis points)	0.5
American Express Credit Account Master Trust:[b]	
Fixed Rate Senior Certificates (weighted-average coupon of 0.7%)	2.1
Fixed Rate Subordinated Certificates (weighted-average coupon of 1.1%)	0.3
Floating Rate Senior Certificates (1-month LIBOR plus 21 basis points on average)	2.5
Floating Rate Subordinated Certificates (1-month LIBOR plus 76 basis points on average)	0.3
Total	$ 10.8

(a) Does not include new notes issued as a result of the debt exchange transaction the Company entered into in the fourth quarter of 2012. See Debt Exchange section below for further details on this transaction.

(b) Issuances from the American Express Credit Account Master Trust (the Lending Trust) do not include $0.4 billion of subordinated securities retained by the Company during the year.

DEBT EXCHANGE

During the fourth quarter of 2012, the Company completed an exchange of $1.1 billion of its outstanding $1.75 billion 8.125 percent notes maturing on May 20, 2019 for $1.3 billion of 2.65 percent notes maturing on December 2, 2022 and cash; in addition, the Company exchanged $0.8 billion of its outstanding $1.0 billion 8.15 percent notes maturing on March 19, 2038 for $1.1 billion of 4.05 percent notes maturing on December 3, 2042 and cash. The exchange was completed to retire high coupon debt in the current favorable interest rate environment.

ASSET SECURITIZATION PROGRAMS

The Company periodically securitizes cardmember receivables and loans arising from its card business, as the securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues to third-party investors certificates or notes (securities) collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly owned subsidiaries, as consideration for the transferred assets.

The receivables and loans being securitized are reported as assets on the Company's Consolidated Balance Sheets and the related securities issued to third-party investors are reported as long-term debt.

Under the respective terms of the securitization trust agreements, the occurrence of certain triggering events associated with the performance of the assets of each trust could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2012, no such triggering events occurred.

The ability of issuers of asset-backed securities relating to cardmember receivables and loans of an originating bank to obtain necessary credit ratings for their issuances has historically been based, in part, on qualification under the FDIC's safe harbor rule for assets transferred in securitizations. In 2009 and 2010, the FDIC issued a series of changes to its safe harbor rule, including a final rule for securitization safe harbor, issued in 2010, requiring issuers to comply with a new set of requirements in order to qualify for the safe harbor protection. Issuances out of the Lending Trust are grandfathered under the new FDIC final rule. There are two trusts for the Company's cardmember charge card receivable securitization, the American Express Issuance Trust (the Charge Trust) and the American Express Issuance Trust II (the Charge Trust II). The Charge Trust does not satisfy the criteria required to be covered by the FDIC's new safe harbor rule, nor did it meet the requirements to be covered by the safe harbor rule existing prior to 2009. It was structured, and continues to be structured, so that the financial assets transferred to the Charge Trust would not be deemed to be property of the originating banks in the event the FDIC is appointed as a receiver or conservator of the originating banks. The Charge Trust II, which was formed in October 2012, was designed to satisfy the criteria to be covered by the FDIC's new safe harbor rule.

LIQUIDITY MANAGEMENT

The Company's liquidity objective is to maintain access to a diverse set of cash, readily marketable securities and contingent sources of liquidity, so that the Company can continuously meet expected future financing obligations and business requirements for at least a 12-month period, even in the event it is unable to raise new funds under its regular funding programs. The Company has in place a Liquidity Risk Policy that sets out the Company's approach to managing liquidity risk on an enterprise-wide basis.

The Company incurs and accepts liquidity risk arising in the normal course of offering its products and services. The liquidity risks that the Company is exposed to can arise from a variety of sources, and thus its liquidity management strategy includes a variety of parameters, assessments and guidelines, including, but not limited to:

- Maintaining a diversified set of funding sources (refer to Funding Strategy section for more details);
- Maintaining unencumbered liquid assets and off-balance sheet liquidity sources; and
- Projecting cash inflows and outflows from a variety of sources and under a variety of scenarios, including contingent liquidity exposures such as unused cardmember lines of credit and collateral requirements for derivative transactions.

The Company's current liquidity target is to have adequate liquidity in the form of excess cash and readily marketable securities that are easily convertible into cash to satisfy all maturing long-term funding obligations for a 12-month period. In addition to its cash and readily marketable securities, the Company maintains a variety of contingent liquidity resources, such as access to undrawn amounts under its secured financing facilities and the Federal Reserve discount window as well as committed bank credit facilities.

As of December 31, 2012, the Company's excess cash available to fund long-term maturities was as follows:

(Billions)	Total
Cash	$ 15.8(a)
Securities held as collateral	0.3(b)
Cash available to fund maturities	$ 16.1

(a) Includes $22.3 billion classified as cash and cash equivalents, less $6.5 billion of cash available to fund day-to-day operations. The $15.8 billion represents cash residing in the United States.
(b) Off-balance sheet securities held as collateral from a counterparty that had not been sold or repledged.

The upcoming approximate maturities of the Company's long-term unsecured debt, debt issued in connection with asset-backed securitizations and long-term certificates of deposit are as follows:

(Billions)	Debt Maturities			
2013 Quarters Ending:	Unsecured Debt	Asset-Backed Securitizations	Certificates of Deposit	Total
March 31	$ —	$ —	$ 0.8	$ 0.8
June 30	4.5	0.9	0.9	6.3
September 30	3.1	2.0	0.6	5.7
December 31	—	1.2	2.6	3.8
Total	$ 7.6	$ 4.1	$ 4.9	$ 16.6

The Company's financing needs for the next 12 months are expected to arise from these debt and deposit maturities as well as changes in business needs, including changes in outstanding cardmember loans and receivables and acquisition activities.

The Company considers various factors in determining the amount of liquidity it maintains, such as economic and financial market conditions, seasonality in business operations, growth in its businesses, potential acquisitions or dispositions, the cost and availability of alternative liquidity sources, and regulatory and credit rating agency considerations.

The yield the Company receives on its cash and readily marketable securities is, generally, less than the interest expense on the sources of funding for these balances. Thus, the Company incurs substantial net interest costs on these amounts.

The level of net interest costs will be dependent on the size of the Company's cash and readily marketable securities holdings, as well as the difference between its cost of funding these amounts and their investment yields. Refer also to "Business Segment Results — Corporate & Other."

Securitized Borrowing Capacity

On August 3, 2012, the Company extended its $3.0 billion committed, revolving, secured financing facility, with an original maturity date in December 2013, to July 15, 2014. This secured financing facility gives the Company the right to sell up to $3.0 billion face amount of eligible AAA notes from the Charge Trust.

On October 3, 2012, the Company entered into a new three-year committed, revolving, secured financing facility maturing on September 15, 2015 that gives the Company the right to sell up to $2.0 billion face amount of eligible AAA certificates from the Lending Trust at any time. Both facilities are used in the ordinary course of business to fund seasonal working capital needs, as well as to further enhance the Company's contingent funding resources. As of December 31, 2012, $3.0 billion was drawn on the Charge Trust facility and no amounts were drawn on the Lending Trust facility.

Federal Reserve Discount Window

As insured depository institutions, the Banks may borrow from the Federal Reserve Bank of San Francisco, subject to the amount of qualifying collateral that they may pledge. The Federal Reserve has indicated that both credit and charge card receivables are a form of qualifying collateral for secured borrowings made through the discount window. Whether specific assets will be considered qualifying collateral and the amount that may be borrowed against the collateral, remain at the discretion of the Federal Reserve.

The Company had approximately $44.2 billion as of December 31, 2012 in U.S. credit card loans and charge card receivables that could be sold over time through its existing securitization trusts, or pledged in return for secured borrowings to provide further liquidity, subject in each case to applicable market conditions and eligibility criteria.

Committed Bank Credit Facilities

In addition to the secured financing facilities described above, the Company maintained committed syndicated bank credit facilities as of December 31, 2012 of $7.7 billion which expires as follows:

(Billions)	
2014	$ 2.1
2015	3.0
2016	2.6
Total	$ 7.7

The availability of the credit lines is subject to the Company's compliance with certain financial covenants, principally the maintenance by Credco of a certain ratio of combined earnings and fixed charges to fixed charges. As of December 31, 2012, the Company was in compliance with each of its covenants. The drawn balance of the committed credit facilities of $4.7 billion as of December 31, 2012 was used to fund the Company's business activities in the normal course. The remaining capacity of the facilities mainly served to further enhance the Company's contingent funding resources.

The Company's committed bank credit facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on the Company's credit rating.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company has identified both on and off-balance sheet transactions, arrangements, obligations and other relationships that may have a material current or future effect on its financial condition, changes in financial condition, results of operations, or liquidity and capital resources.

CONTRACTUAL OBLIGATIONS

The table below identifies transactions that represent contractually committed future obligations of the Company. Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding on the Company and that specify significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

	Payments due by year[a]				
(Millions)	2013	2014–2015	2016–2017	2018 and thereafter	Total
Long-term debt	$ 11,665	$ 27,131	$ 13,324	$ 7,179	$ 59,299
Interest payments on long-term debt[b]	1,386	1,917	1,057	2,616	6,976
Certificates of deposit	4,959	3,338	1,090	190	9,577
Other long-term liabilities[c]	170	123	38	37	368
Operating lease obligations	275	439	284	1,005	2,003
Purchase obligations[d]	387	200	123	49	759
Total	$ 18,842	$ 33,148	$ 15,916	$ 11,076	$ 78,982

(a) The above table excludes approximately $1.2 billion of tax liabilities that have been recorded in accordance with GAAP governing the accounting for uncertainty in income taxes as inherent complexities and the number of tax years currently open for examination in multiple jurisdictions do not permit reasonable estimates of payments, if any, to be made over a range of years.

(b) Estimated interest payments were calculated using the effective interest rate in place as of December 31, 2012, and reflects the effect of existing interest rate swaps. Actual cash flows may differ from estimated payments.

(c) As of December 31, 2012, there were no minimum required contributions, and no contributions are currently planned, for the U.S. American Express Retirement Plan. For the U.S. American Express Retirement Restoration Plan and non-U.S. defined benefit pension and postretirement benefit plans, contributions in 2013 are anticipated to be approximately $67 million, and this amount has been included within other long-term liabilities. Remaining obligations under defined benefit pension and postretirement benefit plans aggregating $729 million have not been included in the table above as the timing of such obligations is not determinable. Additionally, other long-term liabilities do not include $5.8 billion of Membership Rewards liabilities, which are not considered long-term liabilities as cardmembers in good standing can redeem points immediately, without restrictions, and because the timing of point redemption is not determinable.

(d) The purchase obligation amounts represent non-cancelable minimum contractual obligations by period under contracts that were in effect as of December 31, 2012. Termination fees are included in these amounts.

The Company also has certain contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company's business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $4.1 billion as of December 31, 2012.

In addition to the contractual obligations noted above, the Company has off-balance sheet arrangements that include guarantees and other off-balance sheet arrangements as more fully described below.

GUARANTEES

The Company's principal guarantees are associated with cardmember services to enhance the value of owning an American Express card. As of December 31, 2012, the Company had guarantees totaling approximately $45 billion related to cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of GAAP governing the accounting for guarantees. Refer to Note 13 to the Consolidated Financial Statements for further discussion regarding the Company's guarantees.

CERTAIN OTHER OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, the Company had approximately $253 billion of unused credit available to cardmembers as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements, as a significant portion of this unused credit will likely not be drawn. The Company's charge card products generally have no pre-set limit, and therefore are not reflected in unused credit available to cardmembers.

To mitigate counterparty credit risk related to derivatives, the Company accepted noncash collateral in the form of security interest in U.S. Treasury securities from its derivatives counterparties with a fair value of $335 million as of December 31, 2012, none of which was sold or repledged.

Refer to Note 24 to the Consolidated Financial Statements for discussion regarding the Company's other off-balance sheet arrangements.

RISK MANAGEMENT

GOVERNANCE

Risk management and key risks identified by management are overseen by the Company's Board of Directors and two of its committees: the Audit, Risk and Compliance Committee and the Compensation and Benefits Committee. Both committees consist solely of independent directors and provide regular updates to the Board of Directors.

The Audit, Risk and Compliance Committee approves key risk management policies, and monitors the Company's risk culture, personnel, capabilities and outcomes. The Committee approves the Enterprise-wide Risk Management Policy along with its sub-policies governing individual credit risk, institutional credit risk, market risk, liquidity risk, operational risk, asset/liability risk and capital management, as well as the launch of new products and services. The Committee receives regular reports about key risks affecting the Company, including their potential likelihood and impact, as well as risk escalation and compliance with the policy-based risk limits. The Committee regularly reviews the credit risk profiles of the major business units, including their risk trends and risk management capabilities. It also reviews enterprise-wide operational risk trends, events and capabilities, with an emphasis on compliance, fraud, legal, information security, and privacy impacts; as well as trends in market, funding, liquidity and reputational risk. The Committee meets regularly in private sessions with the Company's Chief Risk Officer and other senior management with regard to the Company's risk management processes, controls and capabilities.

The Compensation and Benefits Committee works with the Chief Risk Officer to ensure that the compensation programs covering risk-taking employees, business units, and the Company overall appropriately balance risk with incentives and that business performance is achieved without taking imprudent risks. The Company's Chief Risk Officer is actively involved in the goal-setting process; reviews the current and forward-looking risk profiles of each business unit; and provides input into performance evaluation. The Chief Risk Officer attests to the Compensation and Benefits Committee that performance goals and actual results have been achieved without taking imprudent risks. The Compensation and Benefits Committee uses a risk-balanced incentive compensation framework to decide on the Company's bonus pools and the compensation of senior executives.

There are several internal management committees, including the Enterprise-wide Risk Management Committee (ERMC), chaired by the Company's Chief Risk Officer, and the Asset-Liability Committee (ALCO), chaired by the Company's Chief Financial Officer, which support the Audit, Risk and Compliance Committee of the Board of Directors in overseeing risks across the Company. The ERMC is responsible for credit, operational and reputational risks, while the ALCO is responsible for market, liquidity, asset/liability risk and capital. In 2012, the ERMC created a dedicated compliance sub-committee.

The Enterprise-wide Risk Management Policy defines risk management roles and responsibilities. The policy sets the Company's risk appetite and defines governance over risk taking and the risk monitoring processes across the Company. Risk appetite defines the overall risk levels the Company is willing to accept while operating in full compliance with regulatory and legal requirements. In addition, it establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system of risk limits, escalation triggers and controls designed to ensure that the risks remain within the defined risk appetite boundaries.

The Policy also defines the Company's "three lines of defense" approach to risk management. Business Unit presidents are supported by Chief Credit and Lead Operational Risk Officers, who lead the first line of defense. The Global Risk Oversight group (described below) is the second line of defense and provides oversight of risks across the Company that is independent from the first line of defense. The Internal Audit Group constitutes the third line of defense, ensuring that the first and second lines operate as intended.

GLOBAL RISK OVERSIGHT

The Global Risk Oversight (GRO) group provides the Chief Risk Officer with its independent assessment of risks. The GRO seeks to ensure that key risk management policies are consistently implemented and enforced throughout the Company, including risk-based limits and escalations. In addition, the GRO is responsible for aggregation and reporting of risks across risk types, business units and geography and maintains enterprise-wide standards, procedures, tools and processes for managing credit and operational risks. The head of GRO has a solid line reporting relationship to the Company's Chief Risk Officer.

CREDIT RISK MANAGEMENT

Credit risk is defined as loss due to obligor or counterparty default or changes in the credit quality of a security. Credit risks in the Company are divided into two broad categories: individual and institutional. Each has distinct risk management tools and metrics. Business units that create individual or institutional credit risk exposures of significant importance are supported by dedicated risk management teams, each led by a Chief Credit Officer. To preserve independence, Chief Credit Officers for all business units have a solid line reporting relationship to the Company's Chief Risk Officer.

INDIVIDUAL CREDIT RISK

Individual credit risk arises principally from consumer and small business charge cards, credit cards, lines of credit, and loans. These portfolios consist of millions of customers across multiple geographies, occupations, industries and levels of net worth. The Company benefits from the high-quality profile of its customers, which is driven by brand, premium customer servicing, product features and risk management capabilities, which span underwriting, customer management and collections. Externally, the risk in these portfolios is correlated to broad economic trends, such as unemployment rates and GDP growth, which can affect customer liquidity.

The business unit leaders and Chief Credit Officers take the lead in managing the individual credit risk process. These Chief Credit Officers are guided by the Individual Credit Risk Committee, which is responsible for implementation and enforcement of the Individual Credit Risk Management Policy. This policy is further supported by subordinate policies and operating manuals covering decision logic and processes of credit extension, including prospecting, new account approvals, authorizations, line management and collections. The subordinate risk policies and operating manuals are designed to ensure consistent application of risk management principles and standardized reporting of asset quality and loss recognition.

Individual credit risk management is supported by sophisticated proprietary scoring and decision-making models that use the most up-to-date proprietary information on prospects and customers, such as spending and payment history and data feeds from credit bureaus. Additional data, such as new commercial variables, continue to be integrated into the risk models to further mitigate small business risk. The Company has developed data-driven economic decision logic for customer interactions to better serve its customers.

INSTITUTIONAL CREDIT RISK

Institutional credit risk arises principally within the Company's Global Corporate Payments, Global Merchant Services, GNS, Prepaid Services and Foreign Exchange Services businesses, as well as investment and liquidity management activities. Unlike individual credit risk, institutional credit risk is characterized by a lower loss frequency but higher severity. It is affected both by general economic conditions and by client-specific events. The absence of large losses in any given year or over several years is not necessarily representative of the level of risk of institutional portfolios, given the infrequency of loss events in such portfolios.

Similar to Individual Credit Risk, business units taking institutional credit risks are supported by Chief Credit Officers. These officers are guided by the Institutional Risk Management Committee (IRMC), which is responsible for implementation and enforcement of the Institutional Credit Risk Management Policy and for providing guidance to the credit officers of each business unit with substantial institutional credit risk exposures. The committee, along with the business unit Chief credit officers, make investment decisions in core risk capabilities, ensure proper implementation of the underwriting standards and contractual rights of risk mitigation, monitor risk exposures, and determine risk mitigation actions. The IRMC formally reviews large institutional risk exposures to ensure compliance with ERMC guidelines and procedures and escalates them to the ERMC as appropriate. At the same time, the IRMC provides guidance to the business unit risk teams to optimize risk-adjusted returns on capital. A centralized risk rating unit and a specialized airline risk group provide risk assessment of institutional obligors across the Company.

Exposure to Airline Industry

The Company has multiple important co-brand, rewards and corporate payments arrangements with airlines. The Company's largest airline partner is Delta Air Lines and this relationship includes exclusive co-brand credit card partnerships and other arrangements including Membership Rewards, merchant acceptance, travel and corporate payments. Refer to Note 22 in the Consolidated Financial Statements for further details of these relationships.

European Debt Exposure

As part of its ongoing risk management process, the Company monitors its financial exposure to both sovereign and non-sovereign customers and counterparties, and measures and manages concentrations of risk by geographic regions, as well as by economic sectors and industries. Several European countries have been subject to credit deterioration due to weaknesses in their economic and fiscal profiles. The Company is closely monitoring its exposures in Italy, Spain, Ireland, Greece and Portugal, which have been determined to be high risk based on the market assessment of the riskiness of their sovereign debt and the Company's assessment of their economic and financial outlook. As of December 31, 2012, the Company did not hold any investments in sovereign debt securities issued by Italy, Spain, Ireland, Greece or Portugal, and the Company's gross credit exposures to government entities, financial institutions and corporations in those countries were individually and collectively not material.

OPERATIONAL RISK MANAGEMENT PROCESS

The Company defines operational risk as the risk of not achieving business objectives due to inadequate or failed processes or information systems, human error or the external environment (i.e., natural disasters), including losses due to failures to comply with laws and regulations. Operational risk is inherent in all business activities and can impact an organization through direct or indirect financial loss, brand damage, customer dissatisfaction, or legal and regulatory penalties.

To appropriately measure and manage operational risk, the Company has implemented a comprehensive operational risk framework that is defined in the Operational Risk Management Policy approved by the Audit, Risk and Compliance Committee. The Operational Risk Management Committee (ORMC) coordinates with all control groups on effective risk assessments and controls and oversees the preventive, responsive and mitigation efforts by Lead Operational Risk Officers in the business units and staff groups. In addition, enhanced processes for issue resolution and customer remediation were implemented in 2012 to strengthen the Company's commitment to the customer and its focus on quality execution.

The Company uses the operational risk framework to identify, measure, monitor and report inherent and emerging operational risks. This framework, supervised by the ORMC, consists of (a) operational risk event capture, (b) a project office to coordinate issue management and control enhancements, (c) key risk indicators such as customer complaints or pre-implementation test metrics, and (d) process and entity-level risk self-assessments.

The framework requires the assessment of operational risk events to determine root causes, customer impacts and resolution plan accountability to correct any defect, remediate customers, and enhance controls and testing to mitigate future issues. The impact on the Company is assessed from an operational, financial, brand, regulatory compliance and legal perspective.

COMPLIANCE RISK MANAGEMENT PROCESS

The Company defines compliance risk as the risk of legal or reputational harm, fines, monetary penalties, payment of damages or other forms of sanction as a result of non-compliance with applicable laws, regulations, rules or standards of conduct.

The Company views its ability to effectively mitigate compliance risk as an important aspect of its business model. The Company's Global Compliance and Ethics organization is responsible for establishing and maintaining the Company's Corporate-wide Compliance Risk Management Program. Pursuant to this program, the Company seeks to manage and mitigate compliance risk by assessing, controlling, monitoring, measuring and reporting the regulatory risks to which it is exposed.

The Audit, Risk and Compliance Committee of the Board of Directors is responsible for approving key compliance policies following their review by the ERMC and for reviewing the effectiveness of the Corporate-wide Compliance Risk Management Program across the Company's business functions. In addition, the Audit, Risk and Compliance Committee approves the Company's compliance risk tolerance statement, which reinforces the importance of compliance risk management at the Company.

REPUTATIONAL RISK MANAGEMENT PROCESS

The Company defines reputational risk as the risk that negative public perceptions regarding the Company's products, services, business practices, management, clients and partners, whether true or not, could cause a decline in the customer base, costly litigation, or revenue reductions.

The Company views protecting its reputation as core to its vision of becoming the world's most respected service brand and fundamental to its long-term success.

General principles and the overall framework for managing reputational risk across the Company are defined in the Reputational Risk Management Policy. The Reputational Risk Management Committee is responsible for implementation of and adherence to this policy, and for performing periodic assessments of the Company's reputation and brand health based on internal and external assessments.

Business leaders across the Company are responsible for ensuring that reputation risk implications of transactions, business activities and management practices are appropriately considered and relevant subject matter experts are engaged as needed.

MARKET RISK MANAGEMENT PROCESS

Market risk is the risk to earnings or value resulting from movements in market prices. The Company's market risk exposure is primarily generated by:

- Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as in its investment portfolios; and
- Foreign exchange risk in its operations outside the United States.

Market Risk limits and escalation triggers within the Market Risk and Asset Liability Management Policies are approved by the Audit, Risk and Compliance Committee of the Board of Directors and ALCO. Market risk is centrally monitored for compliance with policy and limits by the Market Risk Committee, which reports into the ALCO and is chaired by the Chief Market Risk Officer. Market risk management is also guided by policies covering the use of derivative financial instruments, funding and liquidity and investments.

The Company's market exposures are in large part by-products of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within the Company's charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to effectively convert fixed-rate debt to variable-rate or to convert variable-rate debt to fixed-rate. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors.

The Company does not engage in derivative financial instruments for trading purposes. Refer to Note 12 to the Consolidated Financial Statements for further discussion of the Company's derivative financial instruments.

As of December 31, 2012, the detrimental effect on the Company's annual net interest income of a hypothetical 100 basis point increase in interest rates would be approximately $223 million. To calculate this effect, the Company first measures the potential change in net interest income over the following 12 months taking into consideration anticipated future business growth and market-based forward interest rates. The Company then measures the impact of the assumed forward interest rate plus the 100 basis point increase on the projected net interest income. This effect is primarily driven by the volume of charge card receivables and loans deemed to be fixed-rate and funded by variable-rate liabilities. As of December 31, 2012, the percentage of worldwide charge card accounts receivable and credit card loans that were deemed to be fixed rate was 67.5 percent, or $74 billion, with the remaining 32.5 percent, or $36 billion, deemed to be variable rate.

The Company is also subject to market risk from changes in the relationship between the benchmark Prime rate that determines the yield on its variable-rate lending receivables and the benchmark LIBOR rate that determines the effective interest cost on a significant portion of its outstanding debt. Differences in the rate of change of these two indices, commonly referred to as basis risk, would impact the Company's variable-rate U.S. lending net interest margins because the Company borrows at rates based on LIBOR but lends to its customers based on the Prime rate. The detrimental effect on the Company's net interest income of a hypothetical 10 basis point decrease in the spread between Prime and one-month LIBOR over the next 12 months is estimated to be $34 million. The Company currently has approximately $35 billion of Prime-based, variable-rate U.S. lending receivables and $34 billion of LIBOR-indexed debt, including asset securitizations.

Foreign exchange risk is generated by cardmember cross-currency charges, foreign subsidiary equity and foreign currency earnings in units outside the United States. The Company's foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivative financial instruments such as foreign exchange forward and cross-currency swap contracts, which can help "lock in" the value of the Company's exposure to specific currencies.

As of December 31, 2012 and 2011, foreign currency derivative instruments with total notional amounts of approximately $27 billion and $23 billion, respectively, were outstanding. Derivative hedging activities related to cross-currency charges, balance sheet exposures and foreign currency earnings generally do not qualify for hedge accounting; however, derivative hedging activities related to translation exposure of foreign subsidiary equity generally do.

With respect to cross-currency charges and balance sheet exposures, including related foreign exchange forward contracts outstanding, the effect on the Company's earnings of a hypothetical 10 percent change in the value of the U.S. dollar would be immaterial as of December 31, 2012. With respect to earnings denominated in foreign currencies, the adverse impact on pretax income of a hypothetical 10 percent strengthening of the U.S. dollar related to anticipated overseas operating results for the next 12 months would be approximately $187 million as of December 31, 2012. With respect to translation exposure of foreign subsidiary equity, including related foreign exchange forward contracts outstanding, a hypothetical 10 percent strengthening in the U.S. dollar would result in an immaterial reduction in equity as of December 31, 2012.

The actual impact of interest rate and foreign exchange rate changes will depend on, among other factors, the timing of rate changes, the extent to which different rates do not move in the same direction or in the same direction to the same degree, and changes in the volume and mix of the Company's businesses.

FUNDING & LIQUIDITY RISK MANAGEMENT PROCESS

Liquidity risk is defined as the inability of the Company to meet its ongoing financial and business obligations as they become due at a reasonable cost. General principles and the overall framework for managing liquidity risk across the Company are defined in the Liquidity Risk Policy approved by the ALCO and Audit, Risk and Compliance Committee of the Board. Liquidity risk is centrally managed by the Funding and Liquidity Committee, which reports into the ALCO. The Company manages liquidity risk by maintaining access to a diverse set of cash, readily-marketable securities and contingent sources of liquidity, such that the Company can continuously meet its business requirements and expected future financing obligations for at least a 12-month period, even in the event it is unable to raise new funds under its regular funding programs. The Company balances the trade-offs between maintaining too much liquidity, which can be costly and limit financial flexibility, and having inadequate liquidity, which may result in financial distress during a liquidity event.

Liquidity risk is managed both at an aggregate Company level and at the major legal entities in order to ensure that sufficient funding and liquidity resources are available in the amount and in the location needed in a stress event. The Funding and Liquidity Committee reviews the forecasts of the Company's aggregate and subsidiary cash positions and financing requirements, approves the funding plans designed to satisfy those requirements under normal conditions, establishes guidelines to identify the amount of liquidity resources required and monitors positions and determines any actions to be taken. Liquidity planning also takes into account operating cash flexibilities.

BUSINESS SEGMENT RESULTS

The Company is a global service company principally engaged in businesses comprising four reportable operating segments: USCS, ICS, GCS and GNMS.

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus non-U.S.) and regulatory environment considerations. Refer to Note 25 to the Consolidated Financial Statements for additional discussion of the products and services by segment.

Results of the business segments essentially treat each segment as a stand-alone business. The management reporting process that derives these results allocates income and expense using various methodologies as described below.

Refer to Note 1 to the Consolidated Financial Statements for a discussion of a change in classification of card fees on lending products, which impacts the selected income statement and statistical data presented herein for the USCS and ICS segments. This change does not impact the net interest yield on cardmember loans statistic, a non-GAAP measure, for these segments.

As discussed more fully below, results are presented on a GAAP basis unless otherwise stated. Refer to the "Glossary of Selected Terminology" for the definitions of certain key terms and related information appearing in the tables within this section.

TOTAL REVENUES NET OF INTEREST EXPENSE

The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the proportion of merchant business generated by the segment's cardmembers. Within the USCS, ICS and GCS segments, discount revenue reflects the issuer component of the overall discount revenue; within the GNMS segment, discount revenue reflects the network and merchant component of the overall discount revenue. Total interest income and net card fees are directly attributable to the segment in which they are reported.

PROVISIONS FOR LOSSES

The provisions for losses are directly attributable to the segment in which they are reported.

EXPENSES

Marketing and promotion expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is primarily reflected in the GNMS and USCS segments. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment.

Salaries and employee benefits and other operating expenses, such as professional services, occupancy and equipment and communications, reflect expenses incurred directly within each segment. In addition, expenses related to the Company's support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment. Other overhead expenses, such as staff group support functions, are allocated to segments based on each segment's relative level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

CAPITAL

Each business segment is allocated capital based on established business model operating requirements, risk measures and regulatory capital requirements. Business model operating requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market and operational risk.

INCOME TAXES

Income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that make up the segment.

U.S. CARD SERVICES
SELECTED INCOME STATEMENT DATA

Years Ended December 31, *(Millions, except percentages)*	2012	2011	2010	Change 2012 vs. 2011		Change 2011 vs. 2010	
Revenues							
Discount revenue, net card fees and other	$ 11,469	$ 10,804	$ 9,997	$ 665	6 %	$ 807	8 %
Interest income	5,342	5,074	5,277	268	5	(203)	(4)
Interest expense	765	807	812	(42)	(5)	(5)	(1)
Net interest income	4,577	4,267	4,465	310	7	(198)	(4)
Total revenues net of interest expense	16,046	15,071	14,462	975	6	609	4
Provisions for losses	1,429	687	1,591	742	#	(904)	(57)
Total revenues net of interest expense after provisions for losses	14,617	14,384	12,871	233	2	1,513	12
Expenses							
Marketing, promotion, rewards and cardmember services	6,552	6,593	5,744	(41)	(1)	849	15
Salaries and employee benefits and other operating expenses	3,996	3,662	3,623	334	9	39	1
Total	10,548	10,255	9,367	293	3	888	9
Pretax segment income	4,069	4,129	3,504	(60)	(1)	625	18
Income tax provision	1,477	1,449	1,279	28	2	170	13
Segment income	$ 2,592	$ 2,680	$ 2,225	$ (88)	(3) %	$ 455	20 %
Effective tax rate	36.3%	35.1%	36.5%				

# denotes a variance greater than 100 percent.

U.S. CARD SERVICES
SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, *(Billions, except percentages and where indicated)*	2012	2011	2010	Change 2012 vs. 2011	Change 2011 vs. 2010
Card billed business	**$ 462.3**	$ 424.3	$ 378.1	9 %	12%
Total cards-in-force *(millions)*	**42.2**	40.9	39.9	3 %	3%
Basic cards-in-force *(millions)*	**31.3**	30.4	29.7	3 %	2%
Average basic cardmember spending *(dollars)**	**$ 14,986**	$ 14,124	$ 12,795	6 %	10%
U.S. Consumer Travel:					
Travel sales *(millions)*	**$ 4,042**	$ 3,603	$ 3,116	12 %	16%
Travel commissions and fees/sales	**7.6%**	8.3%	8.2%		
Total segment assets	**$ 98.3**	$ 97.8	$ 91.3	1 %	7%
Segment capital *(millions)*	**$ 8,714**	$ 8,804	$ 7,411	(1)%	19%
Return on average segment capital[(a)]	**28.8%**	33.0%	35.0%		
Return on average tangible segment capital[(a)]	**30.1%**	34.8%	37.8%		
Cardmember receivables:					
Total receivables	**$ 21.1**	$ 20.6	$ 19.2	2 %	7%
30 days past due as a % of total	**1.8%**	1.9%	1.5%		
Average receivables	**$ 19.8**	$ 18.8	$ 17.1	5 %	10%
Net write-off rate — principal only[(b)]	**1.9%**	1.7%	1.6%		
Net write-off rate — principal, interest and fees[(b)]	**2.1%**	1.9%	1.8%		
Cardmember loans:					
Total loans	**$ 56.0**	$ 53.7	$ 51.6	4 %	4%
30 days past due loans as a % of total	**1.2%**	1.4%	2.1%		
Net write-off rate — principal only[(b)]	**2.1%**	2.9%	5.8%		
Net write-off rate — principal, interest and fees[(b)]	**2.3%**	3.2%	6.3%		
Calculation of Net Interest Yield on Cardmember Loans:					
Net interest income *(millions)*	**$ 4,577**	$ 4,267	$ 4,465		
Exclude:					
Interest expense not attributable to the Company's cardmember loan portfolio *(millions)*	**204**	233	231		
Interest income not attributable to the Company's cardmember loan portfolio *(millions)*	**(9)**	(10)	(12)		
Adjusted net interest income *(millions)*[(c)]	**$ 4,772**	$ 4,490	$ 4,684		
Average loans	**$ 52.8**	$ 50.3	$ 49.8		
Exclude:					
Unamortized deferred card fees, net of direct acquisition costs of cardmember loans	**—**	—	—		
Adjusted average loans[(c)]	**$ 52.8**	$ 50.3	$ 49.8		
Net interest income divided by average loans	**8.7%**	8.5%	9.0%		
Net interest yield on cardmember loans[(c)]	**9.0%**	8.9%	9.4%		

* Proprietary cards only.

(a) Return on average segment capital is calculated by dividing (i) one-year period segment income ($2.6 billion, $2.7 billion and $2.2 billion for 2012, 2011 and 2010, respectively) by (ii) one-year average segment capital ($9.0 billion, $8.1 billion and $6.4 billion for 2012, 2011 and 2010, respectively). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $379 million, $425 million and $459 million as of December 31, 2012, 2011 and 2010, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.

(b) Refer to "Selected Statistical Information" footnote (e) on page 22.

(c) Net interest yield on cardmember loans, adjusted net interest income, and adjusted average loans are non-GAAP measures. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on cardmember loans, which provides a measure of profitability of the Company's cardmember loan portfolio.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2012

USCS segment income decreased $88 million or 3 percent in 2012 as compared to the prior year. USCS segment income increased $455 million or 20 percent in 2011 as compared to the prior year.

Total Revenues Net of Interest Expense

Total revenues net of interest expense increased $975 million or 6 percent in 2012 as compared to the prior year, primarily driven by higher discount revenue, increased net interest income, higher other revenues and higher net card fees.

Discount revenue, net card fees and other revenues increased $665 million or 6 percent in 2012 as compared to the prior year, primarily due to higher discount revenue resulting from billed business growth, partially offset by higher contra-revenues primarily related to cash rebates tied to volume growth on cash-back rewards products. Billed business increased 9 percent in 2012 as compared to the prior year, primarily driven by 6 percent increase in average spending per proprietary basic cards-in-force and 3 percent higher cards-in-force.

Interest income increased $268 million or 5 percent in 2012 as compared to the prior year, primarily due to a 5 percent increase in average cardmember loans and a slight increase in the net interest yield on cardmember loans.

Interest expense decreased $42 million or 5 percent in 2012 as compared to the prior year, reflecting a lower cost of funds, partially offset by higher average cardmember receivable and loan balances.

Total revenues net of interest expense increased $609 million or 4 percent in 2011 as compared to the prior year, due to higher discount revenue, net card fees and other revenues and a decrease in interest expense, partially offset by a decrease in interest income.

Provisions for Losses

Provisions for losses increased $742 million or over 100 percent in 2012 as compared to the prior year, primarily reflecting a smaller reserve release in 2012 than in 2011 due to the slowing pace of improved credit conditions. The provisions for losses increase was partially offset by lower net write-offs due to improved cardmember lending credit trends in the current period.

Provisions for losses decreased $904 million or 57 percent in 2011 as compared to the prior year, principally reflecting lower reserve requirements driven by improving cardmember loan trends, partially offset by a higher charge card provision resulting from higher cardmember receivable balances and a higher net write-off rate.

Refer to the USCS Selected Statistical Information table for the lending and charge write-off rates for 2012, 2011 and 2010.

Expenses

Expenses increased $293 million or 3 percent in 2012 as compared to the prior year, primarily due to higher salaries and employee benefits and other operating expenses, partially offset by lower marketing, promotion, rewards and cardmember services expenses. Expenses included a reengineering net charge of $29 million in 2012, a net benefit of $8 million in 2011 and a net charge of $55 million in 2010. Expenses increased $888 million or 9 percent in 2011 as compared to the prior year, due to increased marketing, promotion, rewards and cardmember services expenses, and higher salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses decreased $41 million or 1 percent in 2012 as compared to the prior year, due to lower marketing, promotion and rewards expenses, partially offset by higher cardmember services expenses. Marketing, promotion, rewards and cardmember services expenses increased $849 million or 15 percent in 2011 as compared to the prior year, due to higher rewards and cardmember services expenses.

Cardmember rewards expenses decreased $33 million or 1 percent in 2012 as compared to the prior year due to a decrease in Membership Rewards expense of $108 million offset by an increase in co-brand rewards expense of $75 million.

For 2012, Membership Rewards expenses decreased $108 million as compared to the prior year as a result of a reduction in expenses related to a slower average URR growth rate (including the effect of enhancements to the U.S. URR estimation process of $317 million in 2012 and $188 million in 2011) and a shift in the redemption mix which drove a favorable change in the WAC assumption, offset by higher expenses relating to an increase in new points earned. Co-brand rewards expenses increased $75 million primarily related to higher spending volumes.

For 2011, Membership Rewards expenses increased $736 million as compared to the prior year as a result of higher expenses related to an increase in new points earned, an increase in expenses related to a higher average URR growth rate (including the effects of enhancements to the U.S. URR estimation process of $188 million) and a shift in the redemption mix resulting in a higher WAC assumption. Co-brand rewards expenses increased $211 million primarily related to higher spending volumes.

Salaries and employee benefits and other operating expenses increased $334 million or 9 percent in 2012 as compared to the prior year, primarily driven by higher other operating expenses related to cardmember reimbursement costs as a result of internal and regulatory reviews of the Company's U.S. banking subsidiaries, an increase in expenses related to hedge ineffectiveness and higher restructuring charges. Salaries and employee benefits and other operating expenses increased $39 million or 1 percent in 2011 as compared to the prior year, primarily reflecting increased salary and employee benefits costs, partially offset by higher reengineering expense in the prior year.

Income Taxes

The tax rate in all periods reflected the benefits from the resolution of certain prior years' tax items and the relationship of recurring permanent tax benefits to varying levels of pretax income.

INTERNATIONAL CARD SERVICES
SELECTED INCOME STATEMENT DATA

Years Ended December 31, *(Millions, except percentages)*	2012	2011	2010	Change 2012 vs. 2011		Change 2011 vs. 2010	
Revenues							
Discount revenue, net card fees and other	$ **4,561**	$ 4,470	$ 3,784	$ 91	2 %	$ 686	18 %
Interest income	**1,147**	1,195	1,287	(48)	(4)	(92)	(7)
Interest expense	**402**	426	428	(24)	(6)	(2)	—
Net interest income	**745**	769	859	(24)	(3)	(90)	(10)
Total revenues net of interest expense	**5,306**	5,239	4,643	67	1	596	13
Provisions for losses	**330**	268	392	62	23	(124)	(32)
Total revenues net of interest expense after provisions for losses	**4,976**	4,971	4,251	5	—	720	17
Expenses							
Marketing, promotion, rewards and cardmember services	**1,927**	1,857	1,612	70	4	245	15
Salaries and employee benefits and other operating expenses	**2,390**	2,352	2,050	38	2	302	15
Total	**4,317**	4,209	3,662	108	3	547	15
Pretax segment income	**659**	762	589	(103)	(14)	173	29
Income tax provision	**25**	39	52	(14)	(36)	(13)	(25)
Segment income	$ **634**	$ 723	$ 537	$ (89)	(12)%	$ 186	35 %
Effective tax rate	**3.8%**	5.1%	8.8%				

INTERNATIONAL CARD SERVICES
SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2012	2011	2010	Change 2012 vs. 2011	Change 2011 vs. 2010
Card billed business	**$ 128.9**	$ 124.2	$ 107.9	4%	15 %
Total cards-in-force *(millions)*	**15.6**	15.3	15.0	2%	2 %
Basic cards-in-force *(millions)*	**10.6**	10.5	10.4	1%	1 %
Average basic cardmember spending *(dollars)**	**$ 12,221**	$ 11,935	$ 10,366	2%	15 %
International Consumer Travel:					
Travel sales *(millions)*	**$ 1,372**	$ 1,324	$ 1,126	4%	18 %
Travel commissions and fees/sales	**7.2%**	7.8%	8.0%		
Total segment assets	**$ 31.8**	$ 29.1	$ 25.3	9%	15 %
Segment capital *(millions)*	**$ 2,875**	$ 2,840	$ 2,199	1%	29 %
Return on average segment capital[(a)]	**21.8%**	25.8%	25.1%		
Return on average tangible segment capital[(a)]	**43.0%**	49.8%	34.8%		
Cardmember receivables:					
Total receivables	**$ 7.8**	$ 7.2	$ 6.7	8%	7 %
90 days past billing as a % of total	**0.9%**	0.9%	1.0%		
Net loss ratio (as a % of charge volume)	**0.16%**	0.15%	0.24%		
Cardmember loans:					
Total loans	**$ 9.2**	$ 8.9	$ 9.3	3%	(4)%
30 days past due loans as a % of total	**1.5%**	1.7%	2.3%		
Net write-off rate — principal only[(b)]	**1.9%**	2.7%	4.6%		
Net write-off rate — principal, interest and fees[(b)]	**2.4%**	3.3%	5.5%		
Calculation of Net Interest Yield on Cardmember Loans:					
Net interest income *(millions)*	**$ 745**	$ 769	$ 859		
Exclude:					
Interest expense not attributable to the Company's cardmember loan portfolio *(millions)*	**102**	125	124		
Interest income not attributable to the Company's cardmember loan portfolio *(millions)*	**(25)**	(38)	(38)		
Adjusted net interest income *(millions)*[(c)]	**$ 822**	$ 856	$ 945		
Average loans	**$ 8.7**	$ 8.8	$ 8.6		
Exclude:					
Unamortized deferred card fees, net of direct acquisition costs of cardmember loans, and other	**(0.2)**	(0.1)	(0.1)		
Adjusted average loans[(c)]	**$ 8.5**	$ 8.7	$ 8.5		
Net interest income divided by average loans	**8.5%**	8.8%	10.0%		
Net interest yield on cardmember loans[(c)]	**9.6%**	9.9%	11.1%		

* Proprietary cards only.

(a) Return on average segment capital is calculated by dividing (i) one-year period segment income ($634 million, $723 million and $537 million for 2012, 2011 and 2010, respectively) by (ii) one-year average segment capital ($2.9 billion, $2.8 billion and $2.1 billion for 2012, 2011 and 2010, respectively). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.4 billion, $1.3 billion and $592 million as of December 31, 2012, 2011 and 2010, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.

(b) Refer to "Selected Statistical Information" footnote (e) on page 22.

(c) Net interest yield on cardmember loans, adjusted net interest income and adjusted average loans are non-GAAP measures. The Company believes adjusted net interest income and adjusted average loans are useful to investors because they are components of net interest yield on cardmember loans, which provides a measure of profitability of the Company's cardmember loan portfolio.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2012

ICS segment income decreased $89 million or 12 percent in 2012 as compared to the prior year. ICS segment income increased $186 million or 35 percent in 2011 as compared to the prior year.

Total Revenues Net of Interest Expense

Total revenues net of interest expense increased $67 million or 1 percent in 2012 as compared to the prior year, primarily due to higher discount revenue, net card fees and other revenues, partially offset by lower net interest income.

Discount revenue, net card fees and other revenues increased $91 million or 2 percent in 2012 as compared to the prior year, primarily due to higher cardmember spending and fee revenues related to Loyalty Partner, higher conversion revenue and higher discount revenue. Assuming no changes in foreign exchange rates, discount revenue, net card fees and other revenues increased 5 percent in 2012 as compared to the prior year.[3]

Billed business increased 4 percent in 2012 as compared to the prior year, primarily reflecting a 2 percent increase in average spending per proprietary basic cards-in-force. Refer to the Consolidated Selected Statistical Information table on page 24 for additional information on billed business by region.

Interest income decreased $48 million or 4 percent in 2012 as compared to the prior year, reflecting a lower yield on cardmember loans.

Interest expense decreased $24 million or 6 percent in 2012 as compared to the prior year, reflecting a lower cost of funds.

Total revenues net of interest expense increased $596 million or 13 percent in 2011 as compared to the prior year, primarily due to higher discount revenue, net card fees and other revenues, partially offset by lower interest income.

Provisions for Losses

Provisions for losses increased $62 million or 23 percent in 2012 as compared to the prior year, primarily driven by higher cardmember lending provisions due to lower reserve releases in the current period, partially offset by lower charge card provisions and lower cardmember lending net write-off rates.

Provisions for losses decreased $124 million or 32 percent in 2011 as compared to the prior year, primarily reflecting lower reserve requirements due to improving cardmember loan and charge card credit trends, partially offset by a larger charge card provision expense driven by higher average receivable balances.

Refer to the ICS Selected Statistical Information table for the lending and charge write-off rates for 2012, 2011 and 2010.

Expenses

Expenses increased $108 million or 3 percent in 2012 as compared to the prior year, due to higher marketing, promotion, rewards and cardmember services expenses and higher salaries and employee benefits and other operating expenses. Expenses in 2012, 2011 and 2010 included $63 million, $36 million and $19 million, respectively, of net reengineering charges. Expenses increased $547 million or 15 percent in 2011 as compared to the prior year, due to higher marketing, promotion, rewards and cardmember services expenses and higher salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased $70 million or 4 percent in 2012 as compared to the prior year, driven by higher volume-related rewards costs and co-brand expenses and higher cardmember services expenses, partially offset by lower marketing and promotion expenses. Marketing, promotion, rewards and cardmember services expenses increased $245 million or 15 percent in 2011 as compared to the prior year, primarily due to greater volume-related rewards costs and co-brand expenses and the inclusion of the Loyalty Partner business.

Salaries and employee benefits and other operating expenses increased $38 million or 2 percent in 2012 as compared to the prior year, primarily due to higher restructuring charges, partially offset by lower other operating expenses. Salaries and employee benefits and other operating expenses increased $302 million or 15 percent in 2011 as compared to the prior year, reflecting the inclusion of Loyalty Partner expenses, as well as increased salary and employee benefits costs.

Income Taxes

The tax rate in all periods reflected the recurring permanent tax benefit related to the segment's ongoing funding activities outside the United States, which is allocated to ICS under the Company's internal tax allocation process. The tax rates for 2012 and 2011 also reflected the allocated share of tax benefits related to the realization of certain foreign tax credits, and the tax rate for 2010 reflected a benefit from the resolution of certain prior years' items. In addition, the tax rate in each of the periods reflected the impact of recurring permanent tax benefits on varying levels of pretax income.

---

[3] Refer to footnote 1 on page 25 relating to changes in foreign exchange rates.

GLOBAL COMMERCIAL SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, (Millions, except percentages)	2012	2011	2010	Change 2012 vs. 2011		Change 2011 vs. 2010	
Revenues							
Discount revenue, net card fees and other	$ **4,995**	$ 4,880	$ 4,347	$ 115	2 %	$ 533	12 %
Interest income	**11**	9	7	2	22	2	29
Interest expense	**257**	264	227	(7)	(3)	37	16
Net interest expense	**(246)**	(255)	(220)	(9)	(4)	35	16
Total revenues net of interest expense	**4,749**	4,625	4,127	124	3	498	12
Provisions for losses	**136**	76	157	60	79	(81)	(52)
Total revenues net of interest expense after provisions for losses	**4,613**	4,549	3,970	64	1	579	15
Expenses							
Marketing, promotion, rewards and cardmember services	**579**	547	439	32	6	108	25
Salaries and employee benefits and other operating expenses	**3,074**	2,927	2,808	147	5	119	4
Total	**3,653**	3,474	3,247	179	5	227	7
Pretax segment income	**960**	1,075	723	(115)	(11)	352	49
Income tax provision	**316**	337	273	(21)	(6)	64	23
Segment income	$ **644**	$ 738	$ 450	$ (94)	(13)%	$ 288	64 %
Effective tax rate	**32.9%**	31.3%	37.8%				

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, (Billions, except percentages and where indicated)	2012	2011	2010	Change 2012 vs. 2011	Change 2011 vs. 2010
Card billed business	$ **166.4**	$ 154.2	$ 132.8	8 %	16 %
Total cards-in-force *(millions)*	**7.0**	7.0	7.1	— %	(1)%
Basic cards-in-force *(millions)*	**7.0**	7.0	7.1	— %	(1)%
Average basic cardmember spending *(dollars)**	$ **23,737**	$ 21,898	$ 18,927	8 %	16 %
Global Corporate Travel:					
Travel sales *(millions)*	$ **18,894**	$ 19,618	$ 17,460	(4)%	12 %
Travel commissions and fees/sales	**8.1%**	8.0%	8.2%		
Total segment assets	$ **18.9**	$ 18.8	$ 18.1	1 %	4 %
Segment capital *(millions)*	$ **3,625**	$ 3,564	$ 3,650	2 %	(2)%
Return on average segment capital[(a)]	**17.6%**	20.4%	12.6%		
Return on average tangible segment capital[(a)]	**35.1%**	42.1%	27.1%		
Cardmember receivables:					
Total receivables	$ **13.7**	$ 12.8	$ 11.3	7 %	13 %
90 days past billing as a % of total	**0.8%**	0.8%	0.8%		
Net loss ratio (as a % of charge volume)	**0.06%**	0.06%	0.11%		

* Proprietary cards only.

(a) Return on average segment capital is calculated by dividing (i) one-year period segment income ($644 million, $738 million and $450 million for 2012, 2011 and 2010, respectively) by (ii) one-year average segment capital ($3.6 billion for each of the years 2012, 2011 and 2010). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $1.8 billion at December 31, 2012 and $1.9 billion at both December 31, 2011 and 2010. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2012

GCS segment income decreased $94 million or 13 percent in 2012 as compared to the prior year. GCS segment income increased $288 million or 64 percent in 2011 as compared to the prior year.

Total Revenues Net of Interest Expense

Total revenues net of interest expense increased $124 million or 3 percent in 2012 as compared to the prior year, primarily due to higher discount revenue, net card fees and other revenues.

Discount revenue, net card fees, and other revenues increased $115 million or 2 percent in 2012 as compared to the prior year, primarily due to higher discount revenue resulting from an increased level of cardmember spending, partially offset by lower travel commissions and fees and other revenues. Billed business increased 8 percent in 2012 as compared to the prior year, primarily driven by an 8 percent increase in average spending per proprietary basic cards-in-force. Billed business volume increased 11 percent within the United States and 3 percent outside the United States. Assuming no changes in foreign exchange rates, billed business volume increased 7 percent outside the United States.[4]

Net interest expense decreased $9 million or 4 percent in 2012 as compared to the prior year, primarily driven by a lower cost of funds, partially offset by increased funding requirements due to higher average cardmember receivable balances.

Total revenues net of interest expense increased $498 million or 12 percent in 2011 as compared to the prior year, primarily due to higher discount revenue, net card fees, and other revenues and higher interest income, partially offset by higher interest expense.

Provisions for Losses

Provisions for losses increased $60 million or 79 percent in 2012 as compared to the prior year, reflecting a change in estimate for certain credit reserves that resulted in higher reserve releases in 2011. Provisions for losses decreased $81 million or 52 percent in 2011 as compared to the prior year, driven by improved credit performance within the underlying cardmember receivable portfolio and reserve releases. Refer to the GCS Selected Statistical Information table for the charge card net loss ratio as a percentage of charge volume.

Expenses

Expenses increased $179 million or 5 percent in 2012 as compared to the prior year, due to higher salaries and employee benefits and other operating expenses and higher marketing, promotion, rewards and cardmember services expenses. Expenses in 2012, 2011 and 2010 included $172 million, $37 million and $32 million, respectively, of net reengineering charges. Expenses increased $227 million or 7 percent in 2011 as compared to the prior year, due to higher marketing, promotion, rewards and cardmember services expenses and increased salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses increased $32 million or 6 percent in 2012 as compared to the prior year, primarily due to a $25 million charge related to a change in the U.S. Membership Rewards URR estimation process. Marketing, promotion, rewards and cardmember services expenses increased $108 million or 25 percent in 2011 as compared to the prior year, primarily reflecting higher volume-related rewards costs.

Salaries and employee benefits and other operating expenses increased $147 million or 5 percent in 2012 as compared to the prior year, primarily driven by higher restructuring charges and other operating expenses. Salaries and employee benefits and other operating expenses increased $119 million or 4 percent in 2011 as compared to the prior year, primarily driven by increased salary and employee benefits costs.

Income Taxes

The tax rates for 2012 and 2011 reflected the allocated share of tax benefits related to the realization of certain foreign tax credits. The tax rate for 2012 also reflected the impact of a valuation allowance primarily from the restructuring charges associated with certain non-U.S. travel operations. In addition, the tax rate for 2010 reflected an increase in the valuation allowance against deferred tax assets.

---

4 Refer to footnote 1 on page 25 relating to changes in foreign exchange rates.

GLOBAL NETWORK & MERCHANT SERVICES

SELECTED INCOME STATEMENT DATA

Years Ended December 31, *(Millions, except percentages)*	2012	2011	2010	Change 2012 vs. 2011		Change 2011 vs. 2010	
Revenues							
Discount revenue, net card fees and other	$ 5,005	$ 4,713	$ 4,101	$ 292	6 %	$ 612	15%
Interest income	23	5	4	18	#	1	25
Interest expense	(243)	(224)	(200)	(19)	8	(24)	12
Net interest income	266	229	204	37	16	25	12
Total revenues net of interest expense	5,271	4,942	4,305	329	7	637	15
Provisions for losses	74	75	61	(1)	(1)	14	23
Total revenues net of interest expense after provisions for losses	5,197	4,867	4,244	330	7	623	15
Expenses							
Marketing, promotion, rewards and cardmember services	744	755	755	(11)	(1)	—	—
Salaries and employee benefits and other operating expenses	2,234	2,133	1,900	101	5	233	12
Total	2,978	2,888	2,655	90	3	233	9
Pretax segment income	2,219	1,979	1,589	240	12	390	25
Income tax provision	776	686	564	90	13	122	22
Segment income	$ 1,443	$ 1,293	$ 1,025	$ 150	12 %	$ 268	26%
Effective tax rate	35.0%	34.7%	35.5%				

\# denotes a variance greater than 100 percent.

SELECTED STATISTICAL INFORMATION

As of or for the Years Ended December 31, *(Billions, except percentages and where indicated)*	2012	2011	2010	Change 2012 vs. 2011	Change 2011 vs. 2010
Global Card billed business	$ 888.4	$ 822.2	$ 713.3	8 %	15%
Global Network & Merchant Services:					
Total segment assets	$ 16.5	$ 17.8	$ 13.6	(7)%	31%
Segment capital *(millions)*	$ 2,048	$ 2,037	$ 1,922	1 %	6%
Return on average segment capital[(a)]	68.6%	66.3%	61.6%		
Return on average tangible segment capital[(a)]	75.9%	74.3%	64.3%		
Global Network Services:[(b)]					
Card billed business	$ 128.8	$ 116.8	$ 91.7	10 %	27%
Total cards-in-force *(millions)*	37.6	34.2	29.0	10 %	18%

(a) Return on average segment capital is calculated by dividing (i) one-year period segment income ($1.4 billion, $1.3 billion and $1.0 billion for 2012, 2011 and 2010, respectively) by (ii) one-year average segment capital ($2.1 billion, $1.9 billion and $1.7 billion for 2012, 2011 and 2010, respectively). Return on average tangible segment capital, a non-GAAP measure, is computed in the same manner as return on average segment capital except the computation of average tangible segment capital, a non-GAAP measure, excludes from average segment capital average goodwill and other intangibles of $203 million, $209 million and $70 million as of December 31, 2012, 2011 and 2010, respectively. The Company believes return on average tangible segment capital is a useful measure of the profitability of its business.

(b) Since the third quarter of 2010, for non-proprietary retail co-brand partners, Global Network Services metrics exclude cardmember accounts which have no out-of-store spend activity during the prior 12-month period.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2012

GNMS segment income increased $150 million or 12 percent in 2012 as compared to the prior year. GNMS segment income increased $268 million or 26 percent in 2011 as compared to the prior year.

Total Revenues Net of Interest Expense

Total revenues net of interest expense increased $329 million or 7 percent in 2012 as compared to the prior year, primarily due to higher discount revenue, net card fees and other revenues and higher net interest income.

Discount revenue, net card fees and other revenues increased $292 million or 6 percent in 2012 as compared to the prior year. The increase reflects higher merchant-related revenues, driven by an 8 percent increase in global card billed business volumes, as well as higher GNS revenues.

Interest expense credit increased $19 million or 8 percent in 2012 as compared to the prior year, in line with higher merchant accounts payable, which are funded primarily through intercompany transfer pricing agreements with card issuers.

Total revenues net of interest expense increased $637 million or 15 percent in 2011 as compared to the prior year, due to higher discount revenue, net card fees and other revenues and a higher interest expense credit.

Provisions for Losses

Provisions for losses decreased $1 million or 1 percent in 2012 as compared to the prior year. Provisions for losses increased $14 million or 23 percent in 2011 as compared to the prior year, primarily due to higher merchant-related debit balances.

Expenses

Expenses increased $90 million or 3 percent in 2012 as compared to the prior year, primarily due to higher salaries and employee benefits and other operating expenses, partially offset by lower marketing, promotion, rewards and cardmember services expenses. Expenses in 2012, 2011 and 2010 included $31 million, $11 million and $18 million, respectively, of net reengineering charges. Expenses increased $233 million or 9 percent in 2011 as compared to the prior year, due to higher salaries and employee benefits and other operating expenses.

Marketing, promotion, rewards and cardmember services expenses decreased $11 million or 1 percent in 2012 as compared to the prior year, reflecting lower marketing and promotion expenses. Marketing, promotion, rewards and cardmember services expenses were flat in 2011 as compared to the prior year.

Salaries and employee benefits and other operating expenses increased $101 million or 5 percent in 2012 as compared to the prior year, primarily due to higher professional services costs and increases in salary and employee benefits costs, partially offset by other operating expenses. Salaries and employee benefits and other operating expenses increased $233 million or 12 percent in 2011 as compared to the prior year, primarily due to increases in salary and employee benefits costs, greater third-party merchant sales force commissions and higher legal costs.

CORPORATE & OTHER

Corporate & Other had net after-tax expense of $831 million, $535 million and $180 million in 2012, 2011 and 2010, respectively. Net after-tax expense in 2012 reflected an increase in reengineering costs, partially offset by gains on sales of investment securities and the favorable effects of revised estimates of the liability for uncashed international Travelers Cheques. Results in 2011 and 2010 reflected $186 million and $372 million of after-tax income related to the MasterCard litigation settlement, respectively, and $172 million of after-tax income for both 2011 and 2010 related to the Visa litigation settlement. The Company no longer receives payments on the MasterCard and Visa litigation settlements. After-tax costs of $109 million, $49 million and $2 million for 2012, 2011 and 2010, respectively, were related to the Company's reengineering initiatives.

Net after-tax expense in 2011 reflected various investment initiatives and expenses related to legal exposures, partially offset by higher global prepaid income.

Net after-tax expense in 2010 reflected higher incentive compensation and benefit reinstatement-related expenses, and various investments in the Global Prepaid business and Enterprise Growth initiatives.

Results for all periods disclosed also included net interest expense related to maintaining the liquidity pool discussed in "Consolidated Capital Resources and Liquidity — Liquidity Management" above, as well as interest expense related to other corporate indebtedness.

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS

Refer to the Recently Issued Accounting Standards section of Note 1 to the Consolidated Financial Statements.

GLOSSARY OF SELECTED TERMINOLOGY

Adjusted average loans — Represents average cardmember loans excluding the impact of deferred card fees, net of direct acquisition costs of cardmember loans and certain other immaterial items.

Adjusted net interest income — Represents net interest income attributable to the Company's cardmember loans portfolio excluding the impact of interest expense and interest income not attributable to the Company's cardmember loan portfolio.

Asset securitizations — Asset securitization involves the transfer and sale of receivables or loans to a special-purpose entity created for the securitization activity, typically a trust. The trust, in turn, issues securities, commonly referred to as asset-backed securities, that are secured by the transferred receivables or loans. The trust uses the proceeds from the sale of such securities to pay the purchase price for the underlying receivables or loans. The receivables and loans of the Company's Charge and Lending Trusts being securitized are reported as assets on the Company's Consolidated Balance Sheets, while the related securities issued to third-party investors are reported as long-term debt.

Average discount rate — This calculation is designed to reflect pricing at merchants accepting general purpose American Express cards. It represents the percentage of billed business (both proprietary and GNS) retained by the Company from merchants it acquires, prior to payments to third parties unrelated to merchant acceptance.

Basel III supplementary leverage ratio — Refer to the Capital Strategy section under "Consolidated Capital Resources and Liquidity" for the definition.

Basic cards-in-force — Proprietary basic consumer cards-in-force includes basic cards issued to the primary account owner and does not include additional supplemental cards issued on that account. Proprietary basic small business and corporate cards-in-force include basic and supplemental cards issued to employee cardmembers. Non-proprietary basic cards-in-force includes cards that are issued and outstanding under network partnership agreements, except for supplemental cards and retail co-brand cardmember accounts which have no out-of-store spend activity during the prior 12-month period.

Billed business — Includes activities (including cash advances) related to proprietary cards, cards issued under network partnership agreements (non-proprietary billed business), corporate payments and certain insurance fees charged on proprietary cards. In-store spend activity within retail co-brand portfolios in GNS, from which the Company earns no revenue, is not included in non-proprietary billed business. Card billed business is reflected in the United States or outside the United States based on where the cardmember is domiciled.

Capital asset pricing model — Generates an appropriate discount rate using internal and external inputs to value future cash flows based on the time value of money and the price for bearing uncertainty inherent in an investment.

Capital ratios — Represents the minimum standards established by the regulatory agencies as a measure to determine whether the regulated entity has sufficient capital to absorb on- and off-balance sheet losses beyond current loss accrual estimates.

Card acquisition — Primarily represents the issuance of new cards to either new or existing cardmembers through marketing and promotion efforts.

Cardmember — The individual holder of an issued American Express branded charge or credit card.

Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Cardmember loans also include balances with extended payment terms on certain American Express charge card products and are net of deferred card fees.

Cardmember receivables — Represents the outstanding amount due from cardmembers for charges made on their American Express charge cards as well as any card-related fees.

Charge cards — Represents cards that generally carry no pre-set spending limits and are primarily designed as a method of payment and not as a means of financing purchases. Charge cardmembers generally must pay the full amount billed each month. No finance charges are assessed on charge cards. Each charge card transaction is authorized based on its likely economics reflecting a customer's most recent credit information and spend patterns. Some charge card accounts have an additional lending-on-charge feature that allows revolving certain balances.

Credit cards — Represents cards that have a range of revolving payment terms, grace periods, and rate and fee structures.

Discount revenue — Represents revenue earned from fees generally charged to merchants with whom the Company has entered into a card acceptance agreement for processing cardmember transactions. The discount fee generally is deducted from the Company's payment reimbursing the merchant for cardmember purchases. Discount revenue is reduced by payments made to third-party card issuing partners, cash-back reward costs, corporate incentive payments and other contra-revenue items.

Four-party network — A payment network, such as Visa or MasterCard, in which the card issuer and merchant acquirer are different entities and the network does not have direct relationships with merchants or cardholders.

Interest expense — Interest expense includes interest incurred primarily to fund cardmember loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into two categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions and (ii) long-term debt, which primarily relates to interest expense on the Company's long-term financing and short-term borrowings, which primarily relates to interest expense on commercial paper, federal funds purchased, bank overdrafts and other short-term borrowings.

Interest income — Interest income includes (i) interest on loans, (ii) interest and dividends on investment securities and (iii) interest income on deposits with banks and others.

Interest on loans is assessed using the average daily balance method for owned loans. Unless the loan is classified as non-accrual, interest is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or written off.

Interest and dividends on investment securities primarily relates to the Company's performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that the related investment security recognizes a constant rate of return on the outstanding balance throughout its term. These amounts are recognized until these securities are in default or when it is likely that future interest payments will not be made as scheduled.

Interest income on deposits with banks and other is recognized as earned, and primarily relates to the placement of cash in excess of near-term funding requirements in interest-bearing time deposits, overnight sweep accounts, and other interest bearing demand and call accounts.

Merchant acquisition — Represents the signing of merchants to accept American Express-branded cards.

Net card fees — Represents the card membership fees earned during the period. These fees are recognized as revenue over the covered card membership period (typically one year), net of provision for projected refunds for cancellation of card membership.

Net interest yield on cardmember loans — Net interest yield on cardmember loans is computed by dividing adjusted net interest income by adjusted average loans, computed on an annualized basis. The calculation of net interest yield on cardmember loans includes interest that is deemed uncollectible. For all presentations of net interest yield on cardmember loans, reserves and net write-offs related to uncollectible interest are recorded through provisions for losses — cardmember loans; therefore, such reserves and net write-offs are not included in the net interest yield calculation.

Net loss ratio — Represents the ratio of charge card write-offs consisting of principal (resulting from authorized and unauthorized transactions) and fee components, less recoveries, on cardmember receivables expressed as a percentage of gross amounts billed to cardmembers.

Net write-off rate — principal only — Represents the amount of cardmember loans or USCS cardmember receivables written off consisting of principal (resulting from authorized transactions), less recoveries, as a percentage of the average loan balance or USCS average receivables during the period.

Net write-off rate — principal, interest and fees — Includes, in the calculation of the net write-off rate, amounts for interest and fees in addition to principal for cardmember loans, and fees in addition to principal for cardmember receivables.

Operating expenses — Represents salaries and employee benefits, professional services, occupancy and equipment, communications and other expenses.

Return on average equity — Calculated by dividing one-year period net income by one-year average total shareholders' equity.

Return on average segment capital — Calculated by dividing one-year period segment income by one-year average segment capital.

Return on average tangible segment capital — Computed in the same manner as return on average segment capital except the computation of average tangible segment capital excludes from average segment capital average goodwill and other intangibles.

Risk-weighted assets — Refer to the Capital Strategy section under "Consolidated Capital Resources and Liquidity" for the definitions under Basel I and Basel III.

Segment capital — Represents the capital allocated to a segment based upon specific business operational needs, risk measures, and regulatory capital requirements.

Stored value and prepaid products — Includes Travelers Cheques and other prepaid products such as gift cheques and cards as well as reloadable Travelers Cheque cards. These products are sold as safe and convenient alternatives to currency for purchasing goods and services.

Three-party network — A payment network, such as American Express, that acts as both the card issuer and merchant acquirer.

Tier 1 common risk-based capital ratio — Refer to the Capital Strategy section under "Consolidated Capital Resources and Liquidity" for the definitions under Basel I and Basel III.

Tier 1 leverage ratio — Refer to the Capital Strategy section under "Consolidated Capital Resources and Liquidity" for the definitions under Basel I and Basel III.

Tier 1 risk-based capital ratio — Refer to the Capital Strategy section under "Consolidated Capital Resources and Liquidity" for the definitions under Basel I and Basel III.

Total cards-in-force — Represents the number of cards that are issued and outstanding. Non-proprietary cards-in-force includes all cards that are issued and outstanding under network partnership agreements, except for retail co-brand cardmember accounts which have no out-of-store spend activity during the prior 12-month period.

Total risk-based capital ratio — Refer to the Capital Strategy section under "Consolidated Capital Resources and Liquidity" for the definition.

Travel sales — Represents the total dollar amount of travel transaction volume for airline, hotel, car rental, and other travel arrangements made for consumers and corporate clients. The Company earns revenue on these transactions by charging a transaction or management fee.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, which address the Company's expected business and financial performance, among other matters, contain words such as "believe," "expect," "estimate," "anticipate," "optimistic," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements, include, but are not limited to, the following:

- the possibility of not achieving the expected timing and financial impact of the Company's restructuring plan and higher than expected employee levels, which could be caused by factors such as the Company's ability to mitigate the operational and other risks posed by planned staff reductions, the Company's ability to develop and implement technology resources to realize cost savings, underestimating hiring needs related to some of the job positions being eliminated and other employee needs not currently anticipated, lower than expected attrition rates and higher than expected redeployment rates;
- the ability to hold annual operating expense growth to less than 3 percent for the next two years, which will depend in part on the Company's ability to achieve the expected benefits of the Company's restructuring plan, which will be impacted by, among other things, the factors identified above, the Company's ability to balance the control and management of expenses and the maintenance of competitive service levels for its customers, unanticipated increases in significant categories of operating expenses, such as consulting or professional fees, compliance or regulatory-related costs and technology costs, the payment of monetary damages and penalties, disgorgement and restitution, the Company's decision to increase or decrease discretionary operating expenses depending on overall business performance, the impact of changes in foreign currency exchange rates on costs and results, and the level of acquisition activity and related expenses;
- uncertainty in the growth of operating expenses relative to the growth of revenues in 2013 and subsequent years and the possibility that the ratio of total expenses to revenues will not migrate back towards historical levels over time, which will depend on (i) factors affecting revenue, such as, among other things, the growth of consumer and business spending on American Express cards, higher travel commissions and fees, the growth of and/or higher yields on the loan portfolio and the development of new revenue opportunities and (ii) the success of the Company in containing operating expenses, which will be impacted by, among other things, the factors identified in the preceding bullet, and in containing other expenses including the Company's ability to control and manage marketing and promotion expenses as described below as well as expenses related to increased redemptions or other growth in rewards and cardmember services expenses. Further, in any period, the ability to grow revenue faster than operating expenses and the ratio of total expenses to revenues may be impacted by rapid decreases in revenues that cannot be matched by decreases in operating expenses;
- uncertainty in the amount of marketing and promotion expenses relative to the revenues in 2013 and subsequent years, which will depend on (i) factors affecting revenue, which will be impacted by, among other things, the factors identified in the preceding bullet and (ii) the Company's ability to control and manage marketing and promotion expenses as described below, the availability of opportunities to invest at a higher level due to favorable business results and changes in macroeconomic conditions;
- changes in global economic and business conditions, including consumer and business spending, the availability and cost of credit, unemployment and political conditions, all of which may significantly affect spending on American Express cards, delinquency rates, loan balances and other aspects of the Company's business and results of operations;
- changes in capital and credit market conditions, including sovereign creditworthiness, which may significantly affect the Company's ability to meet its liquidity needs, access to capital and cost of capital, including changes in interest rates; changes in market conditions affecting the valuation of the Company's assets; or any reduction in the Company's credit ratings or those of its subsidiaries, which could materially increase the cost and other terms of the Company's funding, restrict its access to the capital markets or result in contingent payments under contracts;

- litigation, such as class actions or proceedings brought by governmental and regulatory agencies (including the lawsuit filed against the Company by the U.S. Department of Justice and certain state attorneys general), that could result in (i) the imposition of behavioral remedies against the Company or the Company voluntarily making certain changes to its business practices, the effects of which in either case could have a material adverse impact on the Company's financial performance; (ii) the imposition of substantial monetary damages and penalties, disgorgement and restitution; and/or (iii) damage to the Company's global reputation and brand;
- legal and regulatory developments wherever the Company does business, including legislative and regulatory reforms in the United States, such as Dodd-Frank's stricter regulation of large, interconnected financial institutions; changes in requirements relating to securitization and the establishment of the CFPB, which could make fundamental changes to many of the Company's business practices or materially affect its capital requirements, results of operations, or ability to pay dividends or repurchase its stock; actions and potential future actions by the FDIC and credit rating agencies applicable to securitization trusts, which could impact the Company's ABS program; or potential changes to the taxation of the Company's businesses, the allowance of deductions for significant expenses, or the incidence of consumption taxes on the Company's transactions, products and services;
- the ability of the Company to meet its on-average and over-time growth targets for revenues net of interest expense, earnings per share and return on average equity, which will depend on factors such as the Company's success in implementing its strategies and initiatives, including growing the Company's share of overall spending, increasing merchant coverage, enhancing its pre-paid offerings, expanding the GNS business and expense management, and on factors outside management's control including the willingness of cardmembers to sustain spending, the effectiveness of marketing and loyalty programs, regulatory and market pressures on pricing, credit trends, currency and interest rate fluctuations, and changes in general economic conditions, such as GDP growth, consumer confidence, unemployment and the housing market;
- the Company's net interest yield on U.S. cardmember loans not remaining at historical levels, which will be influenced by, among other things, the effects of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (including the regulations requiring the Company to periodically reevaluate annual percentage rate increases), interest rates, changes in consumer behavior that affect loan balances, such as paydown rates, the credit quality of the Company's portfolio and the Company's cardmember acquisition strategy, product mix, cost of funds, credit actions, including line size and other adjustments to credit availability, and potential pricing changes;
- changes in the substantial and increasing worldwide competition in the payments industry, including competitive pressure that may impact the prices the Company charges merchants that accept the Company's cards and the success of marketing, promotion or rewards programs;
- changes in the financial condition and creditworthiness of the Company's business partners, such as bankruptcies, restructurings or consolidations, involving merchants that represent a significant portion of the Company's business, such as the airline industry, or the Company's partners in GNS or financial institutions that the Company relies on for routine funding and liquidity, which could materially affect the Company's financial condition or results of operations;
- the actual amount to be spent by the Company on investments in the business, including on marketing, promotion, rewards and cardmember services and certain operating expenses, as well as the actual amount of resources arising from the restructuring plan the Company decides to invest in growth initiatives, which will be based in part on management's assessment of competitive opportunities and the Company's performance and the ability to control and manage operating, infrastructure, advertising, promotion and rewards expenses as business expands or changes, including the changing behavior of cardmembers;

- the Company's funding plan for the full year 2013 being implemented in a manner inconsistent with current expectations, which will depend on various factors such as future business growth, the impact of global economic, political and other events on market capacity, demand for securities offered by the Company, regulatory changes, ability to securitize and sell receivables and the performance of receivables previously sold in securitization transactions; and
- factors beyond the Company's control such as fire, power loss, disruptions in telecommunications, severe weather conditions, natural disasters, terrorism, cyber attacks or fraud, which could significantly affect spending on American Express cards, delinquency rates, loan balances and travel-related spending or disrupt the Company's global network systems and ability to process transactions.

A further description of these uncertainties and other risks can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 and the Company's other reports filed with the Securities and Exchange Commission.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in the United States of America, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.*

Based on management's assessment and those criteria, we conclude that, as of December 31, 2012, the Company's internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, has issued an attestation report appearing on the following page on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AMERICAN EXPRESS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of American Express Company and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 22, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31 *(Millions, except per share amounts)*	2012	2011	2010
Revenues			
Non-interest revenues			
Discount revenue	**$ 17,739**	$ 16,734	$ 14,880
Net card fees	**2,506**	2,448	2,321
Travel commissions and fees	**1,940**	1,971	1,773
Other commissions and fees	**2,317**	2,269	2,031
Other	**2,452**	2,164	1,927
Total non-interest revenues	**26,954**	25,586	22,932
Interest income			
Interest on loans	**6,511**	6,272	6,564
Interest and dividends on investment securities	**246**	327	443
Deposits with banks and other	**97**	97	66
Total interest income	**6,854**	6,696	7,073
Interest expense			
Deposits	**480**	528	546
Long-term debt and other	**1,746**	1,792	1,877
Total interest expense	**2,226**	2,320	2,423
Net interest income	**4,628**	4,376	4,650
Total revenues net of interest expense	**31,582**	29,962	27,582
Provisions for losses			
Charge card	**742**	770	595
Cardmember loans	**1,149**	253	1,527
Other	**99**	89	85
Total provisions for losses	**1,990**	1,112	2,207
Total revenues net of interest expense after provisions for losses	**29,592**	28,850	25,375
Expenses			
Marketing, promotion, rewards and cardmember services	**9,971**	9,930	8,738
Salaries and employee benefits	**6,597**	6,252	5,566
Other, net	**6,573**	5,712	5,107
Total	**23,141**	21,894	19,411
Pretax income from continuing operations	**6,451**	6,956	5,964
Income tax provision	**1,969**	2,057	1,907
Income from continuing operations	**4,482**	4,899	4,057
Income from discontinued operations, net of tax	**—**	36	—
Net income	**$ 4,482**	$ 4,935	$ 4,057
Earnings per Common Share — Basic: (Note 18)			
Income from continuing operations attributable to common shareholders[(a)]	**$ 3.91**	$ 4.11	$ 3.37
Income from discontinued operations	**—**	0.03	—
Net income attributable to common shareholders[(a)]	**$ 3.91**	$ 4.14	$ 3.37
Earnings per Common Share — Diluted: (Note 18)			
Income from continuing operations attributable to common shareholders[(a)]	**$ 3.89**	$ 4.09	$ 3.35
Income from discontinued operations	**—**	0.03	—
Net income attributable to common shareholders[(a)]	**$ 3.89**	$ 4.12	$ 3.35
Average common shares outstanding for earnings per common share:			
Basic	**1,135**	1,178	1,188
Diluted	**1,141**	1,184	1,195

(a) Represents income from continuing operations or net income, as applicable, less earnings allocated to participating share awards and other items of $49 million, $58 million and $51 million for the years ended December 31, 2012, 2011 and 2010, respectively.

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31 *(Millions)*	**2012**	2011	2010
Net income	**$ 4,482**	$ 4,935	$ 4,057
Other comprehensive (loss) income:			
Net unrealized securities gains (losses), net of tax	**27**	231	(135)
Net unrealized derivatives gains, net of tax	**1**	6	21
Foreign currency translation adjustments, net of tax	**(72)**	(179)	219
Net unrealized pension and other postretirement benefit (losses) gains, net of tax	**(7)**	(17)	5
Other comprehensive (loss) income	**(51)**	41	110
Comprehensive income	**$ 4,431**	$ 4,976	$ 4,167

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED BALANCE SHEETS

December 31 *(Millions, except per share data)*		2012		2011
Assets				
Cash and cash equivalents				
Cash and due from banks	$	**2,020**	$	3,514
Interest-bearing deposits in other banks (includes securities purchased under resale agreements: 2012, $58; 2011, $470)		**19,892**		20,572
Short-term investment securities		**338**		807
Total		**22,250**		24,893
Accounts receivable				
Cardmember receivables (includes gross receivables available to settle obligations of a consolidated variable interest entity: 2012, $8,012; 2011, $8,027), less reserves: 2012, $428; 2011, $438		**42,338**		40,452
Other receivables, less reserves: 2012, $86; 2011, $102		**3,576**		3,657
Loans				
Cardmember loans (includes gross loans available to settle obligations of a consolidated variable interest entity: 2012, $32,731; 2011, $33,834), less reserves: 2012, $1,471; 2011, $1,874		**63,758**		60,747
Other loans, less reserves: 2012, $20; 2011, $18		**551**		419
Investment securities		**5,614**		7,147
Premises and equipment, less accumulated depreciation: 2012, $5,429; 2011, $4,747		**3,635**		3,367
Other assets (includes restricted cash of consolidated variable interest entities: 2012, $76; 2011, $207)		**11,418**		12,655
Total assets	$	**153,140**	$	153,337
Liabilities and Shareholders' Equity				
Liabilities				
Customer deposits	$	**39,803**	$	37,898
Travelers Cheques and other prepaid products		**4,601**		5,123
Accounts payable		**10,006**		10,458
Short-term borrowings		**3,314**		4,337
Long-term debt (includes debt issued by consolidated variable interest entities: 2012, $19,277; 2011, $20,856)		**58,973**		59,570
Other liabilities		**17,557**		17,157
Total liabilities	$	**134,254**	$	134,543
Commitments and contingencies (Note 24)				
Shareholders' Equity				
Common shares, $0.20 par value, authorized 3.6 billion shares; issued and outstanding 1,105 million shares as of December 31, 2012 and 1,164 million shares as of December 31, 2011		**221**		232
Additional paid-in capital		**12,067**		12,217
Retained earnings		**7,525**		7,221
Accumulated other comprehensive (loss) income				
Net unrealized securities gains, net of tax of: 2012, $175; 2011, $168		**315**		288
Net unrealized derivatives losses, net of tax of: 2012, $—; 2011, $(1)		**—**		(1)
Foreign currency translation adjustments, net of tax of: 2012, $(611); 2011, $(459)		**(754)**		(682)
Net unrealized pension and other postretirement benefit losses, net of tax of: 2012, $(233); 2011, $(233)		**(488)**		(481)
Total accumulated other comprehensive loss		**(927)**		(876)
Total shareholders' equity		**18,886**		18,794
Total liabilities and shareholders' equity	$	**153,140**	$	153,337

See Notes to Consolidated Financial Statements.

AMERICAN EXPRESS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 *(Millions)*	**2012**	2011	2010
Cash Flows from Operating Activities			
Net income	**$ 4,482**	$ 4,935	$ 4,057
Income from discontinued operations, net of tax	**—**	(36)	—
Income from continuing operations	**4,482**	4,899	4,057
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Provisions for losses	**1,990**	1,112	2,207
Depreciation and amortization	**991**	918	917
Deferred taxes and other	**218**	818	1,135
Stock-based compensation	**297**	301	287
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Other receivables	**153**	663	(498)
Other assets	**390**	(635)	(590)
Accounts payable and other liabilities	**(358)**	2,186	1,531
Travelers Cheques and other prepaid products	**(540)**	(494)	(317)
Premium paid on debt exchange	**(541)**	—	—
Net cash provided by operating activities	**7,082**	9,768	8,729
Cash Flows from Investing Activities			
Sale of investments	**525**	1,176	2,196
Maturity and redemption of investments	**1,562**	6,074	12,066
Purchase of investments	**(473)**	(1,158)	(7,804)
Net increase in cardmember loans/receivables	**(6,671)**	(8,358)	(6,389)
Purchase of premises and equipment, net of sales: 2012, $3; 2011, $16; 2010, $9	**(1,053)**	(1,189)	(878)
Acquisitions/dispositions, net of cash acquired/sold	**(466)**	(610)	(400)
Net decrease (increase) in restricted cash	**31**	3,574	(20)
Net cash used in investing activities	**(6,545)**	(491)	(1,229)
Cash Flows from Financing Activities			
Net increase in customer deposits	**2,300**	8,232	3,406
Net (decrease) increase in short-term borrowings	**(1,015)**	705	1,262
Issuance of long-term debt	**13,934**	13,982	5,918
Principal payments on long-term debt	**(14,076)**	(21,029)	(17,670)
Issuance of American Express common shares	**443**	594	663
Repurchase of American Express common shares	**(3,952)**	(2,300)	(590)
Dividends paid	**(902)**	(861)	(867)
Net cash used in financing activities	**(3,268)**	(677)	(7,878)
Effect of exchange rate changes on cash	**88**	(63)	135
Net (decrease) increase in cash and cash equivalents	**(2,643)**	8,537	(243)
Cash and cash equivalents at beginning of year	**24,893**	16,356	16,599
Cash and cash equivalents at end of year	**$ 22,250**	$ 24,893	$ 16,356
Supplemental cash flow information			
Non-cash financing activities			
Impact of the debt exchange on long-term debt	**$ 439**	$ —	$ —

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2012 *(Millions, except per share amounts)*	Total	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balances as of December 31, 2009	$ 14,406	$ 237	$ 11,144	$ (712)	$ 3,737
Impact of Adoption of GAAP effective January 1, 2010[(a)]	(1,769)	—	—	(315)	(1,454)
Balances as of January 1, 2010 (Adjusted)	12,637	237	11,144	(1,027)	2,283
Net income	4,057				4,057
Other comprehensive income	110			110	
Repurchase of common shares	(590)	(3)	(132)		(455)
Other changes, primarily employee plans	883	4	925		(46)
Cash dividends declared common, $0.72 per share	(867)				(867)
Balances as of December 31, 2010	16,230	238	11,937	(917)	4,972
Net income	4,935				4,935
Other comprehensive income	41			41	
Repurchase of common shares	(2,300)	(10)	(494)		(1,796)
Other changes, primarily employee plans	744	4	774		(34)
Cash dividends declared common, $0.72 per share	(856)				(856)
Balances as of December 31, 2011	18,794	232	12,217	(876)	7,221
Net income	**4,482**				**4,482**
Other comprehensive loss	**(51)**			**(51)**	
Repurchase of common shares	**(4,000)**	**(14)**	**(765)**		**(3,221)**
Other changes, primarily employee plans	**570**	**3**	**615**		**(48)**
Cash dividends declared common, $0.80 per share	**(909)**				**(909)**
Balances as of December 31, 2012	**$ 18,886**	**$ 221**	**$ 12,067**	**$ (927)**	**$ 7,525**

(a) As a result of the adoption of accounting standards governing consolidations and variable interest entities, shareholders' equity was reduced, primarily for the after-tax effect of establishing the additional reserve for losses on cardmember loans and for reversing the unrealized gains on the retained subordinated securities.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

American Express Company (the Company) is a global services company that provides customers with access to products, insights and experiences that enrich lives and build business success. The Company's principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world. The Company also focuses on generating alternative sources of revenue on a global basis in areas such as online and mobile payments and fee-based services. The Company's various products and services are sold globally to diverse customer groups, including consumers, small businesses, mid-sized companies and large corporations. These products and services are sold through various channels, including direct mail, online applications, targeted direct and third-party sales forces and direct response advertising.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). All significant intercompany transactions are eliminated.

The Company consolidates all entities in which the Company holds a "controlling financial interest." For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over the investees' operating and financial decisions. For variable interest entities (VIEs), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity's economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE is based on the amount and characteristics of the entity's equity.

Entities in which the Company's voting interest in common equity does not provide the Company with control, but allows the Company to exert significant influence over their financial and operating decisions, are accounted for under the equity method. All other investments in equity securities, to the extent that they are not considered marketable securities, are accounted for under the cost method.

FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustments, along with any related qualifying hedge and tax effects, are included in accumulated other comprehensive (loss) income (AOCI), a component of shareholders' equity. Translation adjustments, including qualifying hedge and tax effects, are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations. Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to transactions in a currency other than the functional currency, including operations outside the United States where the functional currency is the U.S. dollar, are reported net in the Company's Consolidated Statements of Income, in other non-interest revenue, interest income, interest expense, or other, net expense, depending on the nature of the activity. Net foreign currency transaction gains amounted to approximately $120 million, $145 million and $138 million in 2012, 2011 and 2010, respectively.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS

Accounting estimates are an integral part of the Consolidated Financial Statements. These estimates are based, in part, on management's assumptions concerning future events. Among the more significant assumptions are those that relate to reserves for cardmember losses relating to loans and charge card receivables, proprietary point liability for Membership Rewards costs, fair value measurement, goodwill and income taxes. These accounting estimates reflect the best judgment of management, but actual results could differ.

TOTAL REVENUES NET OF INTEREST EXPENSE

Discount Revenue

Discount revenue represents fees generally charged to merchants with which the Company, or its GNS partners, has entered into card acceptance agreements for facilitating transactions between the merchants and the Company's cardmembers. The discount generally is deducted from the payment to the merchant and recorded as discount revenue at the time the charge is captured.

Net Card Fees

Card fees, net of direct card acquisition costs and a reserve for projected membership cancellations, are deferred and recognized on a straight-line basis over the 12-month card membership period as Net Card Fees in the Consolidated Statements of Income. The unamortized net card fee balance is reported net in Other Liabilities on the Consolidated Balance Sheets (refer to Note 11).

Travel Commissions and Fees

The Company earns travel commissions and fees by charging clients transaction or management fees for selling and arranging travel and for travel management services. Client transaction fee revenue is recognized at the time the client books the travel arrangements. Travel management services revenue is recognized over the contractual term of the agreement. The Company's travel suppliers (e.g., airlines, hotels and car rental companies) pay commissions and fees on tickets issued, sales and other services based on contractual agreements. Commissions and fees from travel suppliers are generally recognized at the time a ticket is purchased or over the term of the contract. Commissions and fees that are based on services rendered (e.g., hotel stays and car rentals) are recognized based on usage.

Other Commissions and Fees

Other commissions and fees include foreign currency conversion fees, delinquency fees, service fees and other card related assessments, which are recognized primarily in the period in which they are charged to the cardmember (refer to Note 19). Also included are fees related to the Company's Membership Rewards program, which are deferred and recognized over the period covered by the fee. The unamortized Membership Rewards fee balance is included in other liabilities on the Consolidated Balance Sheets (refer to Note 11).

Contra-revenue

The Company regularly makes payments through contractual arrangements with merchants, corporate payments clients, cardmembers and certain other customers. Payments to such customers, including cash rebates paid to cardmembers, are generally classified as contra-revenue unless a specifically identifiable benefit (e.g., goods or services) is received by the Company or its cardmembers in consideration for that payment and the fair value of such benefit is determinable and measurable. If no such benefit is identified, then the entire payment is classified as contra-revenue and included in the Consolidated Statements of Income in the line item where the related transaction revenues are recorded (e.g., discount revenue, travel commissions and fees and other commissions and fees). If such a benefit is identified, then the payment is classified as expense up to the estimated fair value of the benefit.

Interest Income

Interest on cardmember loans is assessed using the average daily balance method. Unless the loan is classified as non-accrual, interest is recognized based upon the outstanding balance, in accordance with the terms of the applicable account agreement, until the outstanding balance is paid or written off.

Interest and dividends on investment securities primarily relates to the Company's performing fixed-income securities. Interest income is accrued as earned using the effective interest method, which adjusts the yield for security premiums and discounts, fees and other payments, so that a constant rate of return is recognized on the investment security's outstanding balance. Amounts are recognized until such time as a security is in default or when it is likely that future interest payments will not be received as scheduled.

Interest on deposits with banks and other is recognized as earned, and primarily relates to the placement of cash in interest-bearing time deposits, overnight sweep accounts, and other interest-bearing demand and call accounts.

Interest Expense

Interest expense includes interest incurred primarily to fund cardmember loans, charge card product receivables, general corporate purposes, and liquidity needs, and is recognized as incurred. Interest expense is divided principally into two categories: (i) deposits, which primarily relates to interest expense on deposits taken from customers and institutions, and (ii) long-term debt and other, which primarily relates to interest expense on the Company's long-term financing and short-term borrowings, and the realized impact of derivatives hedging interest rate risk.

BALANCE SHEET

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances, including securities purchased under resale agreements, and other highly liquid investments with original maturities of 90 days or less.

Premises and Equipment

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Costs incurred during construction are capitalized and are depreciated once an asset is placed in service. Depreciation is generally computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 10 years for equipment, furniture and building improvements. Premises are depreciated based upon their estimated useful life at the acquisition date, which generally ranges from 30 to 50 years.

Leasehold improvements are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, which ranges from 5 to 10 years. The Company maintains operating leases worldwide for facilities and equipment. Rent expense for facility leases is recognized ratably over the lease term, and includes adjustments for rent concessions, rent escalations and leasehold improvement allowances. The Company recognizes lease restoration obligations at the fair value of the restoration liabilities when incurred, and amortizes the restoration assets over the lease term.

The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's estimated useful life, generally 5 years.

OTHER SIGNIFICANT ACCOUNTING POLICIES

The following table identifies the Company's other significant accounting policies, the Note and page where the Note can be found.

Significant Accounting Policy	Note Number	Note Title	Page
Fair Value Measurements	Note 3	Fair Values	Page 68
Accounts Receivable	Note 4	Accounts Receivable and Loans	Page 72
Loans	Note 4	Accounts Receivable and Loans	Page 72
Reserves for Losses	Note 5	Reserves for Losses	Page 77
Investment Securities	Note 6	Investment Securities	Page 79
Asset Securitizations	Note 7	Asset Securitizations	Page 80
Goodwill and Other Intangible Assets	Note 8	Other Assets	Page 81
Membership Rewards	Note 11	Other Liabilities	Page 87
Derivative Financial Instruments and Hedging Activities	Note 12	Derivatives and Hedging Activities	Page 87
Income Taxes	Note 17	Income Taxes	Page 95
Stock-based Compensation	Note 20	Stock Plans	Page 98
Retirement Plans	Note 21	Retirement Plans	Page 100
Regulatory Matters and Capital Adequacy	Note 23	Regulatory Matters and Capital Adequacy	Page 106
Legal Contingencies	Note 24	Commitments and Contingencies	Page 107
Reportable Operating Segments	Note 25	Reportable Operating Segments and Geographic Operations	Page 108

CLASSIFICATION OF VARIOUS ITEMS

Beginning the first quarter of 2012, the Company revised the income statement reporting of annual membership card fees on lending products, increasing net card fees and reducing interest on loans. Corresponding amounts presented in prior periods have been reclassified to conform to the current period presentation.

Certain other reclassifications of prior period amounts have been made to conform to the current period presentation. The card fees revision previously discussed and these other reclassifications did not have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2
ACQUISITIONS

On March 1, 2011, the Company completed the acquisition of a controlling interest in Loyalty Partner, a leading marketing services company that operates loyalty programs in Germany, Poland, India and Mexico. Loyalty Partner also provides market analysis, operating platforms and consulting services that help merchants grow their businesses. Total consideration was $616 million. The Company has an option to acquire the remaining noncontrolling equity interest (NCI) over a three-year period beginning at the end of 2013 at a price based on business performance, which had an estimated fair value of $148 million at the acquisition date.

In 2010, the Company purchased Accertify and Revolution Money for a total consideration of $151 million and $305 million, respectively. Accertify is an online fraud solution provider and Revolution Money, which was subsequently rebranded by the Company as Serve, is a provider of secure person-to-person payment services through an internet-based platform.

These acquisitions did not have a significant impact on either the Company's consolidated results of operations or the segments in which they are reflected for the years ended December 31, 2012, 2011 and 2010.

The following table summarizes the assets acquired and liabilities assumed for these acquisitions as of the acquisition dates:

(Millions)	Loyalty Partner[(a)]	Accertify	Revolution Money[(b)]
Goodwill	$ 539	$ 132	$ 184
Definite-lived intangible assets	295	15	119
Other assets	208	10	7
Total assets	1,042	157	310
Total liabilities (including NCI)	426	6	5
Net assets acquired	$ 616	$ 151	$ 305
Reportable operating segment	ICS	GNMS	

(a) The final purchase price allocation was completed in 2012. The above amounts do not differ significantly from the estimates at the acquisition date.

(b) Included in Corporate & Other.

NOTE 3
FAIR VALUES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company's principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

- Level 1 — Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access.
- Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:
  - Quoted prices for similar assets or liabilities in active markets
  - Quoted prices for identical or similar assets or liabilities in markets that are not active
  - Inputs other than quoted prices that are observable for the asset or liability
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means
- Level 3 — Inputs that are unobservable and reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows). The Company did not measure any financial instruments presented on the Consolidated Balance Sheets at fair value on a recurring basis using significantly unobservable inputs (Level 3) during the years ended December 31, 2012 and 2011, although the disclosed fair value of certain assets that are not carried at fair value, as presented later in this Note, are classified within Level 3.

The Company monitors the market conditions and evaluates the fair value hierarchy levels at least quarterly. For any transfers in and out of the levels of the fair value hierarchy, the Company elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

Financial Assets and Financial Liabilities Carried at Fair Value

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis, categorized by GAAP's valuation hierarchy (as described in the preceding paragraphs), as of December 31:

	2012			2011		
(Millions)	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets:						
Investment securities:[(a)]						
Equity securities	**$ 296**	**$ 296**	**$ —**	$ 360	$ 360	$ —
Debt securities and other[(b)]	**5,318**	**338**	**4,980**	6,787	340	6,447
Derivatives[(a)]	**942**	**—**	**942**	1,516	—	1,516
Total assets	**$ 6,556**	**$ 634**	**$ 5,922**	$ 8,663	$ 700	$ 7,963
Liabilities:						
Derivatives[(a)]	**$ 329**	**$ —**	**$ 329**	$ 108	$ —	$ 108
Total liabilities	**$ 329**	**$ —**	**$ 329**	$ 108	$ —	$ 108

(a) Refer to Note 6 for the fair values of investment securities and to Note 12 for the fair values of derivative assets and liabilities, both on a further disaggregated basis.
(b) The Level 1 amounts represent the Company's holdings of U.S. Government treasury obligations.

VALUATION TECHNIQUES USED IN THE FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE

For the financial assets and liabilities measured at fair value on a recurring basis (categorized in the valuation hierarchy table above) the Company applies the following valuation techniques:

Investment Securities

- When available, quoted prices of identical investment securities in active markets are used to determine fair value. Such investment securities are classified within Level 1 of the fair value hierarchy.
- When quoted prices of identical investment securities in active markets are not available, the fair values for the Company's investment securities are obtained primarily from pricing services engaged by the Company, and the Company receives one price for each security. The fair values provided by the pricing services are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. Such investment securities are classified within Level 2 of the fair value hierarchy. The inputs to the valuation techniques applied by the pricing services vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. The pricing services did not apply any adjustments to the pricing models used. In addition, the Company did not apply any adjustments to prices received from the pricing services.

The Company reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Company corroborates the prices provided by its pricing services for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources as well as comparing prices to the sale prices received from sold securities at least quarterly. In instances where price discrepancies are identified between different pricing sources, the Company evaluates such discrepancies to ensure that the prices used for its valuation represent the fair value of the underlying investment securities. Refer to Note 6 for additional fair value information.

Derivative Financial Instruments

The fair value of the Company's derivative financial instruments is estimated by a third-party valuation service that uses proprietary pricing models or by internal pricing models, where the inputs to those models are readily observable from actively quoted markets. The pricing models used are consistently applied and reflect the contractual terms of the derivatives as described below. The Company reaffirms its understanding of the valuation techniques used by the third-party valuation service at least annually. The Company's derivative instruments are classified within Level 2 of the fair value hierarchy.

The fair value of the Company's interest rate swaps is determined based on a discounted cash flow method using the following significant inputs: the contractual terms of the swap such as the notional amount, fixed coupon rate, floating coupon rate (based on interbank rates consistent with the frequency and currency of the interest cash flows) and tenor, as well as discount rates consistent with the underlying economic factors of the currency in which the cash flows are denominated.

The fair value of the Company's total return contract, which serves as a hedge against the Hong Kong dollar (HKD) change in fair value associated with the Company's investment in the Industrial and Commercial Bank of China (ICBC), is determined based on a discounted cash flow method using the following significant inputs as of the valuation date: number of shares of the Company's underlying ICBC investment, the quoted market price of the shares in HKD and the monthly settlement terms of the contract inclusive of price and tenor.

The fair value of foreign exchange forward contracts is determined based on a discounted cash flow method using the following significant inputs: the contractual terms of the forward contracts such as the notional amount, maturity dates and contract rate, as well as relevant foreign currency forward curves, and discount rates consistent with the underlying economic factors of the currency in which the cash flows are denominated.

Credit valuation adjustments are necessary when the market parameters, such as a benchmark curve, used to value derivatives are not indicative of the credit quality of the Company or its counterparties. The Company considers the counterparty credit risk by applying an observable forecasted default rate to the current exposure. Refer to Note 12 for additional fair value information.

Financial Assets and Financial Liabilities Carried at Other Than Fair Value

The following table discloses the estimated fair value for the Company's financial assets and financial liabilities that are not required to be carried at fair value on a recurring basis, as of December 31, 2012 and 2011:

	Carrying	Corresponding Fair Value Amount			
2012 *(Billions)*	**Value**	Total	Level 1	Level 2	Level 3
Financial Assets:					
Financial assets for which carrying values equal or approximate fair value					
Cash and cash equivalents	$ 22	$ 22	$ 21	$ 1[(a)]	$ —
Other financial assets[(b)]	$ 47	$ 47	$ —	$ 47	$ —
Financial assets carried at other than fair value					
Loans, net	$ 64	$ 65[(c)]	$ —	$ —	$ 65
Financial Liabilities:					
Financial liabilities for which carrying values equal or approximate fair value	$ 55	$ 55	$ —	$ 55	$ —
Financial liabilities carried at other than fair value					
Certificates of deposit[(d)]	$ 10	$ 10	$ —	$ 10	$ —
Long-term debt	$ 59	$ 62[(c)]	$ —	$ 62	$ —

2011 *(Billions)*	Carrying Value	Fair Value
Financial Assets:		
Financial assets for which carrying values equal or approximate fair value		
Cash and cash equivalents	$ 25	$ 25
Other financial assets[(b)]	$ 45	$ 45
Financial assets carried at other than fair value		
Loans, net	$ 61	$ 62[(c)]
Financial Liabilities:		
Financial liabilities for which carrying values equal or approximate fair value	$ 51	$ 51
Financial liabilities carried at other than fair value		
Certificates of deposit[(d)]	$ 12	$ 12
Long-term debt	$ 59	$ 62[(c)]

(a) Reflects time deposits.
(b) Includes accounts receivables (including fair values of cardmember receivables of $8.0 billion held by consolidated VIEs as of December 31, 2012 and 2011, respectively), restricted cash and other miscellaneous assets.
(c) Includes fair values of loans of $32.4 billion and $33.3 billion, respectively, and long-term debt of $19.5 billion and $21.1 billion, respectively, held by consolidated VIEs as of December 31, 2012 and 2011.
(d) Presented as a component of customer deposits on the Consolidated Balance Sheets.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2012, and require management judgment. These figures may not be indicative of their future fair values. The fair value of the Company cannot be reliably estimated by aggregating the amounts presented.

VALUATION TECHNIQUES USED IN THE FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

For the financial assets and liabilities that are not required to be measured at fair value on a recurring basis (categorized in the valuation hierarchy table above) the Company applies the following valuation techniques to measure fair value:

FINANCIAL ASSETS FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial assets for which carrying values equal or approximate fair value include cash and cash equivalents, cardmember receivables, accrued interest and certain other assets. For these assets, the carrying values approximate fair value because they are short term in duration, have no defined maturity or have a market-based interest rate.

FINANCIAL ASSETS CARRIED AT OTHER THAN FAIR VALUE

Loans

Loans are recorded at historical cost, less reserves, on the Consolidated Balance Sheets. In estimating the fair value for the Company's loans the Company uses a discounted cash flow model. Due to the lack of a comparable whole loan sales market for similar credit card receivables and a lack of observable pricing inputs thereof, the Company uses various inputs derived from an equivalent securitization market to estimate fair value. Such inputs include projected income (inclusive of future interest payments and late fee revenue), estimated pay-down rates, discount rates and relevant credit costs.

FINANCIAL LIABILITIES FOR WHICH CARRYING VALUES EQUAL OR APPROXIMATE FAIR VALUE

Financial liabilities for which carrying values equal or approximate fair value include accrued interest, customer deposits (excluding certificates of deposit, which are described further below), Travelers Cheques outstanding, accounts payable, short-term borrowings and certain other liabilities for which the carrying values approximate fair value because they are short term in duration, have no defined maturity or have a market-based interest rate.

FINANCIAL LIABILITIES CARRIED AT OTHER THAN FAIR VALUE

Certificates of Deposit

Certificates of deposit (CDs) are recorded at their historical issuance cost on the Consolidated Balance Sheets. Fair value is estimated using a discounted cash flow methodology based on the future cash flows and the discount rate that reflects the Company's current rates for similar types of CDs within similar markets.

Long-term Debt

Long-term debt is recorded at historical issuance cost on the Consolidated Balance Sheets adjusted for the impact of fair value hedge accounting on certain fixed-rate notes and current translation rates for foreign-denominated debt. The fair value of the Company's long-term debt is measured using quoted offer prices when quoted market prices are available. If quoted market prices are not available, the fair value is determined by discounting the future cash flows of each instrument at rates currently observed in publicly traded debt markets for debt of similar terms and credit risk. For long-term debt, where there are no rates currently observable in publicly traded debt markets of similar terms and comparable credit risk, the Company uses market interest rates and adjusts those rates for necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considers credit default swap spreads, bond yields of other long-term debt offered by the Company, and interest rates currently offered to the Company for similar debt instruments of comparable maturities.

NONRECURRING FAIR VALUE MEASUREMENTS

The Company did not have any material assets that were measured at fair value for impairment on a nonrecurring basis during the years ended December 31, 2012 and 2011.

NOTE 4
ACCOUNTS RECEIVABLE AND LOANS

As described below, the Company's charge and lending payment card products result in the generation of cardmember receivables and cardmember loans, respectively.

CARDMEMBER AND OTHER RECEIVABLES

Cardmember receivables, representing amounts due from charge payment card product customers, are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant. Each charge card transaction is authorized based on its likely economics reflecting a cardmember's most recent credit information and spend patterns. Additionally, global spend limits are established to limit the maximum exposure for the Company.

Charge card customers generally must pay the full amount billed each month.

Cardmember receivable balances are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 5), and include principal and any related accrued fees.

Accounts receivable as of December 31, 2012 and 2011 were as follows:

(Millions)	2012	2011
U.S. Card Services[a]	$ 21,124	$ 20,645
International Card Services	7,778	7,222
Global Commercial Services[b]	13,671	12,829
Global Network & Merchant Services[c]	193	194
Cardmember receivables[d]	42,766	40,890
Less: Reserve for losses	428	438
Cardmember receivables, net	$ 42,338	$ 40,452
Other receivables, net[e]	$ 3,576	$ 3,657

(a) Includes $7.5 billion of gross cardmember receivables available to settle obligations of a consolidated VIE as of both December 31, 2012 and 2011.

(b) Includes $476 million and $459 million of gross cardmember receivables available to settle obligations of a consolidated VIE as of December 31, 2012 and 2011, respectively. Also includes $913 million and $563 million due from airlines, of which Delta Air Lines (Delta) comprises $676 million and $340 million as of December 31, 2012 and 2011, respectively.

(c) Includes receivables primarily related to the Company's International Currency Card portfolios.

(d) Includes approximately $12.9 billion and $12.8 billion of cardmember receivables outside the United States as of December 31, 2012 and 2011, respectively.

(e) Other receivables primarily represent amounts related to (i) purchased joint venture receivables, (ii) certain merchants for billed discount revenue, (iii) the Company's travel customers and suppliers, and (iv) other receivables due to the Company in the ordinary course of business. As of December 31, 2011, other receivables also included investments that matured on December 31, 2011, but which did not settle until January 3, 2012. Other receivables are presented net of reserves for losses of $86 million and $102 million as of December 31, 2012 and 2011, respectively.

CARDMEMBER AND OTHER LOANS

Cardmember loans, representing amounts due from lending payment card product customers, are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer enters into an extended payment arrangement with the Company. The Company's lending portfolios primarily include revolving loans to cardmembers obtained through either their credit card accounts or the lending on charge feature of their charge card accounts. These loans have a range of terms such as credit limits, interest rates, fees and payment structures, which can be revised over time based on new information about cardmembers and in accordance with applicable regulations and the respective product's terms and conditions. Cardmembers holding revolving loans are typically required to make monthly payments based on pre-established amounts. The amounts that cardmembers choose to revolve are subject to finance charges.

Cardmember loans are presented on the Consolidated Balance Sheets net of reserves for losses (refer to Note 5), and include principal, accrued interest and fees receivable. The Company's policy generally is to cease accruing interest on a cardmember loan at the time the account is written off, and establish reserves for interest that the Company believes will not be collected.

Loans as of December 31, 2012 and 2011 consisted of:

(Millions)	2012	2011
U.S. Card Services[a]	$ 55,953	$ 53,686
International Card Services	9,236	8,901
Global Commercial Services	40	34
Cardmember loans	65,229	62,621
Less: Reserve for losses	1,471	1,874
Cardmember loans, net	$ 63,758	$ 60,747
Other loans, net[b]	$ 551	$ 419

(a) Includes approximately $32.7 billion and $33.8 billion of gross cardmember loans available to settle obligations of a consolidated VIE as of December 31, 2012 and 2011, respectively.

(b) Other loans primarily represent loans to merchants and a store card loan portfolio whose billed business is not processed on the Company's network. Other loans are presented net of reserves for losses of $20 million and $18 million as of December 31, 2012 and 2011, respectively.

CARDMEMBER LOANS AND CARDMEMBER RECEIVABLES AGING

Generally, a cardmember account is considered past due if payment is not received within 30 days after the billing statement date. The following table represents the aging of cardmember loans and receivables as of December 31, 2012 and 2011:

2012 *(Millions)*	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total
Cardmember Loans:					
U.S. Card Services	**$ 55,281**	**$ 200**	**$ 147**	**$ 325**	**$ 55,953**
International Card Services	**9,099**	**47**	**30**	**60**	**9,236**
Cardmember Receivables:					
U.S. Card Services	**$ 20,748**	**$ 116**	**$ 76**	**$ 184**	**$ 21,124**
International Card Services[(a)]	**(b)**	**(b)**	**(b)**	**74**	**7,778**
Global Commercial Services[(a)]	**(b)**	**(b)**	**(b)**	**112**	**13,671**

2011 *(Millions)*	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total
Cardmember Loans:					
U.S. Card Services	$ 52,930	$ 218	$ 165	$ 373	$ 53,686
International Card Services	8,748	52	32	69	8,901
Cardmember Receivables:					
U.S. Card Services	$ 20,246	$ 122	$ 81	$ 196	$ 20,645
International Card Services[(a)]	(b)	(b)	(b)	63	7,222
Global Commercial Services[(a)]	(b)	(b)	(b)	109	12,829

(a) For cardmember receivables in International Card Services (ICS) and Global Commercial Services (GCS), delinquency data is tracked based on days past billing status rather than days past due. A cardmember account is considered 90 days past billing if payment has not been received within 90 days of the cardmember's billing statement date. In addition, if the Company initiates collection procedures on an account prior to the account becoming 90 days past billing the associated cardmember receivable balance is considered as 90 days past billing. These amounts are shown above as 90+ Days Past Due for presentation purposes.

(b) Historically, data for periods prior to 90 days past billing are not available due to financial reporting system constraints. Therefore, it has not been relied upon for risk management purposes. The balances that are current to 89 days past due can be derived as the difference between the Total and the 90+ Days Past Due balances.

CREDIT QUALITY INDICATORS FOR CARDMEMBER LOANS AND RECEIVABLES

The following tables present the key credit quality indicators as of or for the years ended December 31:

	2012			2011		
	Net Write-Off Rate			Net Write-Off Rate		
	Principal Only[(a)]	Principal, Interest, & Fees[(a)]	30 Days Past Due as a % of Total	Principal Only[(a)]	Principal, Interest, & Fees[(a)]	30 Days Past Due as a % of Total
Cardmember Loans:						
U.S. Card Services	**2.1%**	**2.3%**	**1.2%**	2.9%	3.2%	1.4%
International Card Services	**1.9%**	**2.4%**	**1.5%**	2.7%	3.3%	1.7%
Cardmember Receivables:						
U.S. Card Services	**1.9%**	**2.1%**	**1.8%**	1.7%	1.9%	1.9%

	2012		2011	
	Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables	Net Loss Ratio as a % of Charge Volume	90 Days Past Billing as a % of Receivables
Cardmember Receivables:				
International Card Services	**0.16%**	**0.9%**	0.15%	0.9%
Global Commercial Services	**0.06%**	**0.8%**	0.06%	0.8%

(a) The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and/or fees) to be consistent with industry convention. In addition, because the Company's practice is to include uncollectible interest and/or fees as part of its total provision for losses, a net write-off rate including principal, interest and/or fees is also presented.

Refer to Note 5 for additional indicators, including external environmental factors, management considers in its monthly evaluation process for reserves for losses.

IMPAIRED CARDMEMBER LOANS AND RECEIVABLES

Impaired loans and receivables are defined by GAAP as individual larger balance or homogeneous pools of smaller balance restructured loans and receivables for which it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan and receivable agreement. The Company considers impaired loans and receivables to include: (i) loans over 90 days past due still accruing interest, (ii) non-accrual loans and (iii) loans and receivables modified as troubled debt restructurings (TDRs).

The Company may modify, through various company sponsored programs, cardmember loans and receivables in instances where the cardmember is experiencing financial difficulty to minimize losses while providing cardmembers with temporary or permanent financial relief. The Company has classified cardmember loans and receivables in these modification programs as TDRs. Such modifications to the loans and receivables may include (i) reducing the interest rate (as low as zero percent, in which case the loan is characterized as non-accrual in the Company's TDR disclosures), (ii) reducing the outstanding balance (in the event of a settlement), (iii) suspending delinquency fees until the cardmember exits the modification program and (iv) placing the cardmember on a fixed payment plan not to exceed 60 months. Upon entering the modification program, the cardmember's ability to make future purchases is either cancelled, or in certain cases suspended until the cardmember successfully exits the modification program. In accordance with the modification agreement with the cardmember, loans revert back to the original contractual terms (including the contractual interest rate) when the cardmember exits the modification program, either (i) when all payments have been made in accordance with the modification agreement or (ii) the cardmember defaults out of the modification program. In either case, the Company establishes a reserve for cardmember interest charges considered to be uncollectible.

The performance of a loan or a receivable modified as a TDR is closely monitored to understand its impact on the Company's reserve for losses. Though the ultimate success of modification programs remains uncertain, the Company believes the programs improve the cumulative loss performance of such loans and receivables.

Reserves for cardmember loans and receivables modified as TDRs are determined by the difference between the cash flows expected to be received from the cardmember (taking into consideration the probability of subsequent defaults), discounted at the original effective interest rates, and the carrying value of the cardmember loan or receivable balance. The Company determines the original effective interest rate as the interest rate in effect prior to the imposition of any penalty interest rate. All changes in the impairment measurement, including the component due to the passage of time, are included in the provision for losses in the Consolidated Statements of Income.

The following table provides additional information with respect to the Company's impaired cardmember loans and receivables, which are not significant for ICS and GCS, as of December 31:

2012 *(Millions)*	Loans over 90 Days Past Due & Accruing Interest[(a)]	Non-Accrual Loans[(b)]	Loans & Receivables Modified as a TDR[(c)]	Total Impaired Loans & Receivables	Unpaid Principal Balance[(d)]	Allowance for TDRs[(e)]
Cardmember Loans:						
U.S. Card Services	$ 73	$ 426	$ 627	$ 1,126	$ 1,073	$ 152
International Card Services	59	5	6	70	69	1
Cardmember Receivables:						
U.S. Card Services	—	—	117	117	111	91
Total	$ 132	$ 431	$ 750	$ 1,313	$ 1,253	$ 244

2011 *(Millions)*	Loans over 90 Days Past Due & Accruing Interest[(a)]	Non-Accrual Loans[(b)]	Loans & Receivables Modified as a TDR[(c)]	Total Impaired Loans & Receivables	Unpaid Principal Balance[(d)]	Allowance for TDRs[(e)]
Cardmember Loans:						
U.S. Card Services	$ 64	$ 529	$ 736	$ 1,329	$ 1,268	$ 174
International Card Services	67	6	8	81	80	2
Cardmember Receivables:						
U.S. Card Services	—	—	174	174	165	118
Total	$ 131	$ 535	$ 918	$ 1,584	$ 1,513	$ 294

(a) The Company's policy is generally to accrue interest through the date of write-off (at 180 days past due). The Company establishes reserves for interest that the Company believes will not be collected. Excludes loans modified as a TDR.

(b) Non-accrual loans not in modification programs include certain cardmember loans placed with outside collection agencies for which the Company has ceased accruing interest. The Company's policy is generally not to resume the accrual of interest on these loans. Payments received are applied against the recorded loan balance. Interest income is recognized on a cash basis for any payments received after the loan balance has been paid in full. Excludes loans modified as a TDR.

(c) Total loans and receivables modified as a TDR includes $320 million and $410 million that are non-accrual and $6 million and $4 million that are past due 90 days and still accruing interest as of December 31, 2012 and 2011, respectively.

(d) Unpaid principal balance consists of cardmember charges billed and excludes other amounts charged directly by the Company such as interest and fees.

(e) Represents the reserve for losses for TDRs, which are evaluated separately for impairment. The Company records a reserve for losses for all impaired loans. Refer to Cardmember Loans Evaluated Separately and Collectively for Impairment in Note 5 for further discussion of the reserve for losses on loans over 90 days past due and accruing interest and non-accrual loans, which are evaluated collectively for impairment.

The following table provides information with respect to the Company's interest income recognized and average balances of impaired cardmember loans and receivables, which are not significant for ICS and GCS, for the years ended December 31:

(Millions)	2012 Interest Income Recognized	2012 Average Balance
Cardmember Loans:		
U.S. Card Services	$ 60	$ 1,221
International Card Services	16	75
Cardmember Receivables:		
U.S. Card Services	—	135
Total	$ 76	$ 1,431

(Millions)	2011 Interest Income Recognized	2011 Average Balance
Cardmember Loans:		
U.S. Card Services	$ 67	$ 1,498
International Card Services	26	98
Cardmember Receivables:		
U.S. Card Services	—	145
Total	$ 93	$ 1,741

CARDMEMBER LOANS AND RECEIVABLES MODIFIED AS TDRS

The following table provides additional information with respect to the cardmember loans and receivables modified as TDRs, which are not significant for ICS, for the years ended December 31:

2012 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Pre-Modification Outstanding Balances[(a)]	Aggregated Post-Modification Outstanding Balances[(a)]
Troubled Debt Restructurings:			
U.S. Card Services — Cardmember Loans	106	$ 779	$ 762
U.S. Card Services — Cardmember Receivables	37	425	418
Total[(b)]	143	$ 1,204	$ 1,180

2011 (Accounts in thousands, Dollars in millions)	Number of Accounts	Aggregated Pre-Modification Outstanding Balances[(a)]	Aggregated Post-Modification Outstanding Balances[(a)]
Troubled Debt Restructurings:			
U.S. Card Services — Cardmember Loans	147	$ 1,110	$ 1,064
U.S. Card Services — Cardmember Receivables	50	402	388
Total[(b)]	197	$ 1,512	$ 1,452

(a) Includes principal and accrued interest.

(b) The difference between the pre- and post-modification outstanding balances is attributable to amounts charged off for cardmember loans and receivables being resolved through the Company's short-term settlement programs.

As described previously, the Company's cardmember loans and receivables modification programs may include (i) reducing the interest rate, (ii) reducing the outstanding balance, (iii) suspending delinquency fees and (iv) placing the cardmember on a fixed payment plan not exceeding 60 months. Upon entering the modification program, the cardmember's ability to make future purchases is either cancelled, or in certain cases suspended until successfully exiting the modification program.

The Company has evaluated the primary financial effects of the impact of the changes to an account upon modification as follows:

- Interest Rate Reduction: For the years ended December 31, 2012 and 2011, the average interest rate reduction was 12 percentage points and 11 percentage points, respectively. None of these interest rate reductions had a significant impact on interest on loans in the Consolidated Statements of Income. The Company does not offer interest rate reduction programs for U.S. Card Services (USCS) cardmember receivables as these receivables are non-interest bearing.
- Outstanding Balance Reduction: The table above presents the financial effects to the Company as a result of reducing the outstanding balance for short-term settlement programs. The difference between the pre- and post-modification outstanding balances represents the amount that either has been written off or will be written off upon successful completion of the settlement program.
- Payment Term Extension: For the years ended December 31, 2012 and 2011, the average payment term extension was approximately 13 months and 15 months, respectively, for USCS cardmember receivables. For USCS cardmember loans, there have been no payment term extensions.

The following table provides information for the years ended December 31, 2012 and 2011, with respect to the cardmember loans and receivables modified as TDRs that subsequently defaulted within 12 months of modification. A cardmember will default from a modification program after one and up to three consecutive missed payments, depending on the terms of the modification program. The defaulted ICS cardmember loan modifications were not significant.

2012 *(Accounts in thousands, Dollars in millions)*	Number of Accounts	Aggregated Outstanding Balances Upon Default[(a)]
Troubled Debt Restructurings That Subsequently Defaulted:		
U.S. Card Services — Cardmember Loans	**23**	**$ 182**
U.S. Card Services — Cardmember Receivables	**1**	**37**
Total	**24**	**$ 219**

2011 *(Accounts in thousands, Dollars in millions)*	Number of Accounts	Aggregated Outstanding Balances Upon Default[(a)]
Troubled Debt Restructurings That Subsequently Defaulted:		
U.S. Card Services — Cardmember Loans	**46**	**$ 343**
U.S. Card Services — Cardmember Receivables	**6**	**45**
Total	**52**	**$ 388**

(a) The outstanding balance includes principal and accrued interest.

NOTE 5

RESERVES FOR LOSSES

Reserves for losses relating to cardmember loans and receivables represent management's best estimate of the probable inherent losses in the Company's outstanding portfolio of loans and receivables, as of the balance sheet date. Management's evaluation process requires certain estimates and judgments.

Reserves for losses are primarily based upon statistical models that analyze portfolio performance and reflect management's judgment regarding overall reserve adequacy. The models take into account several factors, including loss migration rates and average losses and recoveries over an appropriate historical period. Management considers whether to adjust the models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as vintage, industry or geographic regions. In addition, management may increase or decrease the reserves for losses on cardmember loans for other external environmental factors, including various indicators related to employment, spend, sentiment, housing and credit, as well as the legal and regulatory environment. Generally, due to the short-term nature of cardmember receivables, the impact of additional external factors on the probable losses inherent within the cardmember receivables portfolio is not significant. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past due amounts, reserves as a percentage of cardmember receivables or loans and net write-off coverage.

Cardmember loans and receivables balances are written off when management considers amounts to be uncollectible, which is generally determined by the number of days past due and is typically no later than 180 days. Cardmember loans and receivables in bankruptcy or owed by deceased individuals are written off upon notification and recoveries are recognized as they are collected.

Changes in Cardmember Receivables Reserve for Losses

The following table presents changes in the cardmember receivables reserve for losses for the years ended December 31:

(Millions)	**2012**	2011	2010
Balance, January 1	**$ 438**	$ 386	$ 546
Additions:			
Provisions[(a)]	**601**	603	439
Other[(b)]	**141**	167	156
Total provision	**742**	770	595
Deductions:			
Net write-offs[(c)]	**(640)**	(560)	(598)
Other[(d)]	**(112)**	(158)	(157)
Balance, December 31	**$ 428**	$ 438	$ 386

(a) Provisions for principal (resulting from authorized transactions) and fee reserve components.

(b) Provisions for unauthorized transactions.

(c) Consists of principal (resulting from authorized transactions) and fee components, less recoveries of $383 million, $349 million and $357 million for 2012, 2011 and 2010, respectively.

(d) Includes net write-offs resulting from unauthorized transactions of $(141) million, $(161) million and $(148) million for the years ended December 31, 2012, 2011 and 2010, respectively; foreign currency translation adjustments of $2 million, $(2) million and $1 million for the years ended December 31, 2012, 2011 and 2010, respectively; cardmember bankruptcy reserves of $18 million, nil and nil for the years ended December 31, 2012, 2011 and 2010, respectively; and other items of $9 million, $5 million and $(10) million for the years ended December 31, 2012, 2011 and 2010, respectively. Cardmember bankruptcy reserves were classified as other liabilities in prior periods.

Cardmember Receivables Evaluated Individually and Collectively for Impairment

The following table presents cardmember receivables evaluated individually and collectively for impairment and related reserves as of December 31:

(Millions)	**2012**	2011	2010
Cardmember receivables evaluated individually for impairment[(a)]	**$ 117**	$ 174	$ 114
Related reserves[(a)]	**$ 91**	$ 118	$ 63
Cardmember receivables evaluated collectively for impairment	**$ 42,649**	$ 40,716	$ 37,152
Related reserves	**$ 337**	$ 320	$ 323

(a) Represents receivables modified in a TDR and related reserves. Refer to the Impaired Loans and Receivables discussion in Note 4 for further information.

Changes in Cardmember Loans Reserve for Losses

The following table presents changes in the cardmember loans reserve for losses for the years ended December 31:

(Millions)	2012	2011	2010
Balance, January 1	**$ 1,874**	$ 3,646	$ 3,268
Reserves established for consolidation of a variable interest entity[(a)]	**—**	—	2,531
Total adjusted balance, January 1	**1,874**	3,646	5,799
Additions:			
Provisions[(b)]	**1,031**	145	1,445
Other[(c)]	**118**	108	82
Total provision	**1,149**	253	1,527
Deductions:			
Net write-offs			
Principal[(d)]	**(1,280)**	(1,720)	(3,260)
Interest and fees[(d)]	**(157)**	(201)	(359)
Other[(e)]	**(115)**	(104)	(61)
Balance, December 31	**$ 1,471**	$ 1,874	$ 3,646

(a) Represents the establishment of cardmember reserves for losses for cardmember loans issued by the American Express Credit Account Master Trust (the Lending Trust) for the securitized loan portfolio that was consolidated under accounting guidance for consolidation of VIEs effective January 1, 2010. The establishment of the $2.5 billion reserve for losses for the securitized loan portfolio was determined by applying the same methodology as is used for the Company's unsecuritized loan portfolio. There was no incremental reserve required nor were any charge-offs recorded in conjunction with the consolidation of the Lending Trust.

(b) Provisions for principal (resulting from authorized transactions), interest and fee reserves components.

(c) Provisions for unauthorized transactions.

(d) Consists of principal write-offs (resulting from authorized transactions), less recoveries of $493 million, $578 million and $568 million for the years ended December 2012, 2011 and 2010, respectively. Recoveries of interest and fees were de minimis.

(e) Includes net write-offs resulting from unauthorized transactions of $(116) million, $(103) million and $(78) million for the years ended December 31, 2012, 2011 and 2010, respectively; foreign currency translation adjustments of $7 million, $(2) million and $23 million for the years ended December 31, 2012, 2011 and 2010, respectively; cardmember bankruptcy reserves of $4 million, nil and nil for the years ended December 31, 2012, 2011 and 2010, respectively; and other items of $(10) million, $1 million and $(6) million for the years ended December 31, 2012, 2011 and 2010, respectively. Cardmember bankruptcy reserves were classified as other liabilities in prior periods.

Cardmember Loans Evaluated Individually and Collectively for Impairment

The following table presents cardmember loans evaluated individually and collectively for impairment and related reserves as of December 31:

(Millions)	2012	2011	2010
Cardmember loans evaluated individually for impairment[(a)]	**$ 633**	$ 744	$ 1,087
Related reserves[(a)]	**$ 153**	$ 176	$ 279
Cardmember loans evaluated collectively for impairment[(b)]	**$ 64,596**	$ 61,877	$ 59,763
Related reserves[(b)]	**$ 1,318**	$ 1,698	$ 3,367

(a) Represents loans modified in a TDR and related reserves. Refer to the Impaired Loans and Receivables discussion in Note 4 for further information.

(b) Represents current loans and loans less than 90 days past due, loans over 90 days past due and accruing interest, and non-accrual loans and related reserves. The reserves include the results of analytical models that are specific to individual pools of loans and reserves for external environmental factors that apply to loans in geographic markets that are collectively evaluated for impairment and are not specific to any individual pool of loans.

NOTE 6
INVESTMENT SECURITIES

Investment securities include debt and equity securities classified as available for sale. The Company's investment securities, principally debt securities, are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in AOCI, net of income taxes. Realized gains and losses are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis. Refer to Note 3 for a description of the Company's methodology for determining the fair value of investment securities.

The following is a summary of investment securities as of December 31:

	2012				2011			
Description of Securities *(Millions)*	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and municipal obligations	$ 4,280	$ 199	$ (5)	$ 4,474	$ 4,968	$ 103	$ (72)	$ 4,999
U.S. Government agency obligations	3	—	—	3	352	2	—	354
U.S. Government treasury obligations	330	8	—	338	330	10	—	340
Corporate debt securities[(a)]	73	6	—	79	626	9	(3)	632
Mortgage-backed securities[(b)]	210	14	—	224	261	17	—	278
Equity securities[(c)]	64	232	—	296	95	265	—	360
Foreign government bonds and obligations	134	15	—	149	120	10	—	130
Other[(d)]	51	—	—	51	54	—	—	54
Total	$ 5,145	$ 474	$ (5)	$ 5,614	$ 6,806	$ 416	$ (75)	$ 7,147

(a) The December 31, 2012 and 2011 balances include, on a cost basis, nil and $600 million, respectively, of corporate debt obligations issued under the Temporary Liquidity Guarantee Program (TLGP) that are guaranteed by the Federal Deposit Insurance Corporation (FDIC).
(b) Represents mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
(c) Primarily represents the Company's investment in the Industrial and Commercial Bank of China (ICBC).
(d) Other comprises investments in various mutual funds.

The following table provides information about the Company's investment securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31:

	2012				2011			
	Less than 12 months		12 months or more		Less than 12 months		12 months or more	
Description of Securities *(Millions)*	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
State and municipal obligations	$ 100	$ (1)	$ 73	$ (4)	$ —	$ —	$ 1,094	$ (72)
Corporate debt securities	—	—	—	—	15	(2)	2	(1)
Total	$ 100	$ (1)	$ 73	$ (4)	$ 15	$ (2)	$ 1,096	$ (73)

The following table summarizes the gross unrealized losses due to temporary impairments by ratio of fair value to amortized cost as of December 31:

	Less than 12 months			12 months or more			Total		
Ratio of Fair Value to Amortized Cost *(Dollars in millions)*	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
2012:									
90%-100%	46	$ 100	$ (1)	4	$ 73	$ (4)	50	$ 173	$ (5)
Total as of December 31, 2012	46	$ 100	$ (1)	4	$ 73	$ (4)	50	$ 173	$ (5)
2011:									
90%-100%	—	$ —	$ —	114	$ 884	$ (35)	114	$ 884	$ (35)
Less than 90%	1	15	(2)	22	212	(38)	23	227	(40)
Total as of December 31, 2011	1	$ 15	$ (2)	136	$ 1,096	$ (73)	137	$ 1,111	$ (75)

The gross unrealized losses are attributed to overall wider credit spreads for state and municipal securities, wider credit spreads for specific issuers, adverse changes in market benchmark interest rates, or a combination thereof, all as compared to those prevailing when the investment securities were acquired.

Overall, for the investment securities in gross unrealized loss positions identified above, (i) the Company does not intend to sell the investment securities, (ii) it is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses, and (iii) the Company expects that the contractual principal and interest will be received on the investment securities. As a result, the Company recognized no other-than-temporary impairments during the periods presented.

SUPPLEMENTAL INFORMATION

Gross realized gains and losses on the sales of investment securities, included in other non-interest revenues, were as follows:

(Millions)	2012	2011	2010
Gains	$ 127	$ 16	$ 1
Losses	(1)	—	(6)
Total	$ 126	$ 16	$ (5)

Contractual maturities of investment securities, excluding equity securities and other securities, as of December 31, 2012 were as follows:

(Millions)	Cost	Estimated Fair Value
Due within 1 year	$ 318	$ 319
Due after 1 year but within 5 years	255	264
Due after 5 years but within 10 years	204	220
Due after 10 years	4,253	4,464
Total	$ 5,030	$ 5,267

The expected payments on state and municipal obligations and mortgage-backed securities may not coincide with their contractual maturities because the issuers have the right to call or prepay certain obligations.

NOTE 7
ASSET SECURITIZATIONS

CHARGE TRUSTS AND LENDING TRUST

The Company periodically securitizes cardmember receivables and loans arising from its card business through the transfer of those assets to securitization trusts. The trusts then issue securities to third-party investors, collateralized by the transferred assets.

Cardmember receivables are transferred to the American Express Issuance Trust (the Charge Trust), and the American Express Issuance Trust II (the Charge Trust II), collectively referred to as the Charge Trusts. Cardmember loans are transferred to the American Express Credit Account Master Trust (the Lending Trust). The Charge Trusts and the Lending Trust are consolidated by American Express Travel Related Services Company, Inc. (TRS), which is a consolidated subsidiary of the Company. The trusts are considered VIEs as they have insufficient equity at risk to finance their activities, which are to issue securities that are collateralized by the underlying cardmember receivables and loans.

TRS, in its role as servicer of the Charge Trusts and the Lending Trust, has the power to direct the most significant activity of the trusts, which is the collection of the underlying cardmember receivables and loans in the trusts. In addition, TRS, excluding its consolidated subsidiaries, owns approximately $0.8 billion of subordinated securities issued by the Lending Trust as of December 31, 2012. These subordinated securities have the obligation to absorb losses of the Lending Trust and provide the right to receive benefits from the Lending Trust, both of which are significant to the VIE. TRS' role as servicer for the Charge Trusts does not provide it with a significant obligation to absorb losses or a significant right to receive benefits. However, TRS' position as the parent company of the entities that transferred the receivables to the Charge Trusts makes it the party most closely related to the Charge Trusts. Based on these considerations, TRS is the primary beneficiary of both the Charge Trusts and the Lending Trust.

The debt securities issued by the Charge Trusts and the Lending Trust are non-recourse to the Company. Securitized cardmember receivables and loans held by the Charge Trusts and the Lending Trust are available only for payment of the debt securities or other obligations issued or arising in the securitization transactions. The long-term debt of each trust is payable only out of collections on their respective underlying securitized assets.

There was approximately $3 million and $15 million of restricted cash held by the Charge Trusts as of December 31, 2012 and 2011, respectively, and approximately $73 million and $192 million of restricted cash held by the Lending Trust as of December 31, 2012 and 2011, respectively, included in other assets on the Company's Consolidated Balance Sheets. These amounts relate to collections of cardmember receivables and loans to be used by the trusts to fund future expenses and obligations, including interest paid on investor certificates, credit losses and upcoming debt maturities.

CHARGE TRUSTS AND LENDING TRUST TRIGGERING EVENTS

Under the respective terms of the Charge Trusts and the Lending Trust agreements, the occurrence of certain triggering events associated with the performance of the assets of each trust could result in payment of trust expenses, establishment of reserve funds, or in a worst-case scenario, early amortization of investor certificates. During the year ended December 31, 2012, no such triggering events occurred.

NOTE 8
OTHER ASSETS

The following is a summary of other assets as of December 31:

(Millions)	2012	2011
Goodwill	$ 3,181	$ 3,172
Deferred tax assets, net[(a)]	2,458	2,875
Prepaid expenses[(b)]	1,960	2,378
Other intangible assets, at amortized cost	993	1,149
Derivative assets[(a)]	593	915
Restricted cash[(c)]	568	584
Other	1,665	1,582
Total	$ 11,418	$ 12,655

(a) Refer to Notes 17 and 12 for a discussion of deferred tax assets, net, and derivative assets, respectively, as of December 31, 2012 and 2011. Derivative assets reflect the impact of master netting agreements.
(b) Includes prepaid miles and reward points acquired primarily from airline partners of approximately $1.4 billion and $1.8 billion, as of December 31, 2012 and 2011, respectively, including approximately $1.1 billion and $1.5 billion, respectively, from Delta.
(c) Includes restricted cash of approximately $76 million and $207 million, respectively, as of December 31, 2012 and 2011, which is primarily held for coupon and certain asset-backed securitization maturities.

GOODWILL

Goodwill represents the excess of acquisition cost of an acquired company over the fair value of assets acquired and liabilities assumed. The Company assigns goodwill to its reporting units for the purpose of impairment testing. A reporting unit is defined as an operating segment, or a business that is one level below an operating segment for which discrete financial information is regularly reviewed by the operating segment manager. The Company evaluates goodwill for impairment annually as of June 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The goodwill impairment test utilizes a two-step approach. The first step in the impairment test identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss. As of December 31, 2012 and 2011, goodwill was not impaired and there were no accumulated impairment losses.

Goodwill impairment testing involves management judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by its fair value using widely accepted valuation techniques. The Company uses a combination of the income approach (discounted cash flow method) and market approach (market multiples).

When preparing discounted cash flow models under the income approach, the Company uses internal forecasts to estimate future cash flows expected to be generated by the reporting units. Actual results may differ from forecasted results. The Company calculates discount rates based on the expected cost of equity financing, estimated using a capital asset pricing model, to discount future cash flows for each reporting unit. The Company believes the discount rates used appropriately reflect the risks and uncertainties in the financial markets generally and specifically in the Company's internally developed forecasts. Further, to assess the reasonableness of the valuations derived from the discounted cash flow models, the Company also analyzes market-based multiples for similar industries of the reporting unit, where available.

The changes in the carrying amount of goodwill reported in the Company's reportable operating segments and Corporate & Other were as follows:

(Millions)	USCS	ICS	GCS	GNMS	Corporate & Other	Total
Balance as of January 1, 2011	$ 175	$ 511	$ 1,544	$ 159	$ 250	$ 2,639
Acquisitions[(a)]	—	538	—	1	20	559
Dispositions	—	—	(1)	—	—	(1)
Other, including foreign currency translation	—	(26)	—	—	1	(25)
Balance as of December 31, 2011	$ 175	$ 1,023	$ 1,543	$ 160	$ 271	$ 3,172
Acquisitions	—	1	—	—	—	1
Dispositions	—	(2)	(1)	—	—	(3)
Other, including foreign currency translation	—	9	2	—	—	11
Balance as of December 31, 2012	**$ 175**	**$ 1,031**	**$ 1,544**	**$ 160**	**$ 271**	**$ 3,181**

(a) Primarily comprised of the acquisition of Loyalty Partner in 2011. Refer to Note 2 for further discussion.

OTHER INTANGIBLE ASSETS

Intangible assets, primarily customer relationships, are amortized over their estimated useful lives of 1 to 22 years on straight-line basis. The Company reviews intangible assets for impairment quarterly and whenever events and circumstances indicate that their carrying amounts may not be recoverable. In addition, on an annual basis, the Company performs an impairment evaluation of all intangible assets by assessing the recoverability of the asset values based on the cash flows generated by the relevant assets or asset groups. An impairment is recognized if the carrying amount is not recoverable and exceeds the asset's fair value.

The components of other intangible assets were as follows:

	2012			2011		
(Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships[(a)]	**$ 1,238**	**$ (526)**	**$ 712**	$ 1,223	$ (407)	$ 816
Other	**428**	**(147)**	**281**	445	(112)	333
Total	**$ 1,666**	**$ (673)**	**$ 993**	$ 1,668	$ (519)	$ 1,149

(a) Includes net intangibles acquired from airline partners of $358 million and $410 million as of December 31, 2012 and 2011, respectively, including approximately $156 million and $195 million, respectively, from Delta.

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $198 million, $189 million and $176 million, respectively. Intangible assets acquired in 2012 and 2011 are being amortized, on average, over 6 years and 13 years, respectively.

Estimated amortization expense for other intangible assets over the next five years is as follows:

(Millions)	2013	2014	2015	2016	2017
Estimated amortization expense	**$ 200**	**$ 170**	**$ 151**	**$ 126**	**$ 75**

OTHER

The Company had $427 million and $332 million in affordable housing and other tax credit investment partnership interests as of December 31, 2012 and 2011, respectively, included in other assets in the table above. The Company is a non-controlling partner in the affordable housing and other tax credit investment partnerships. These partnership interests are accounted for in accordance with GAAP governing equity method investments and joint ventures.

NOTE 9
CUSTOMER DEPOSITS

As of December 31, customer deposits were categorized as interest-bearing or non-interest-bearing deposits as follows:

(Millions)	2012	2011
U.S.:		
Interest-bearing	$ 39,649	$ 37,271
Non-interest-bearing	10	4
Non-U.S.:		
Interest-bearing	135	612
Non-interest-bearing	9	11
Total customer deposits	$ 39,803	$ 37,898

Customer deposits were aggregated by deposit type offered by the Company as of December 31 as follows:

(Millions)	2012	2011
U.S. retail deposits:		
Savings accounts — Direct	$ 18,713	$ 14,649
Certificates of deposit:		
Direct	725	893
Third-party	8,851	10,781
Sweep accounts — Third-party	11,360	10,948
Other deposits	154	627
Total customer deposits	$ 39,803	$ 37,898

The scheduled maturities of certificates of deposit as of December 31, 2012 were as follows:

(Millions)	U.S.	Non-U.S.	Total
2013	$ 4,958	$ 1	$ 4,959
2014	2,613	—	2,613
2015	725	—	725
2016	739	—	739
2017	351	—	351
After 5 years	190	—	190
Total	$ 9,576	$ 1	$ 9,577

As of December 31, certificates of deposit in denominations of $100,000 or more were as follows:

(Millions)	2012	2011
U.S.	$ 475	$ 580
Non-U.S.	1	304
Total	$ 476	$ 884

NOTE 10
DEBT

SHORT-TERM BORROWINGS

The Company's short-term borrowings outstanding, defined as borrowings with original maturities of less than one year, as of December 31 were as follows:

	2012		2011	
(Millions, except percentages)	Outstanding Balance	Year-End Stated Rate on Debt[a][b]	Outstanding Balance	Year-End Stated Rate on Debt[a][b]
Commercial paper	**$ —**	**—%**	$ 608	0.03%
Other short-term borrowings[c]	**3,314**	**1.46%**	3,729	1.32%
Total	**$ 3,314**	**1.46%**	$ 4,337	1.14%

(a) For floating-rate debt issuances, the stated interest rates are based on the floating rates in effect as of December 31, 2012 and 2011, respectively. These rates may not be indicative of future interest rates.

(b) Effective interest rates are only presented if swaps are in place to hedge the underlying debt. There were no swaps in place as of December 31, 2012 and 2011.

(c) Includes interest-bearing overdrafts with banks of $615 million and $821 million as of December 31, 2012 and 2011, respectively. In addition, balances include certain book overdrafts (i.e., primarily timing differences arising in the ordinary course of business), short-term borrowings from banks, as well as interest-bearing amounts due to merchants in accordance with merchant service agreements.

LONG-TERM DEBT

The Company's long-term debt outstanding, defined as debt with original maturities of one year or greater, as of December 31 was as follows:

	2012				2011		
(Millions, except percentages)	Maturity Dates	Outstanding Balance[(a)]	Year-End Stated Rate on Debt[(b)]	Year-End Effective Interest Rate with Swaps[(b)(c)]	Outstanding Balance[(a)]	Year-End Stated Rate on Debt[(b)]	Year-End Effective Interest Rate with Swaps[(b)(c)]
American Express Company (Parent Company only)							
Fixed Rate Senior Notes	2013-2042	$ 8,848	5.78%	4.95%	$ 9,364	6.90%	6.06%
Subordinated Debentures[(d)]	2036	749	6.80%	—	749	6.80%	—
American Express Credit Corporation							
Fixed Rate Senior Notes	2013-2017	17,163	4.20%	2.39%	14,188	4.78%	2.80%
Floating Rate Senior Notes	2013-2015	2,203	1.59%	—	2,444	1.24%	—
Borrowings under Bank Credit Facilities	2014-2016	4,672	4.87%	—	4,579	6.38%	6.27%
American Express Centurion Bank							
Fixed Rate Senior Notes	2015-2017	2,120	4.12%	3.32%	2,149	5.83%	3.32%
Floating Rate Senior Notes	2015	550	0.76%	—	400	0.43%	—
American Express Bank, FSB							
Fixed Rate Senior Notes	2013-2017	2,764	5.68%	3.68%	3,581	5.65%	3.11%
Floating Rate Senior Notes	2017	300	0.51%	—	1,100	0.47%	—
American Express Charge Trust							
Floating Rate Senior Notes	2014	3,000	0.49%	—	4,488	0.52%	—
Floating Rate Subordinated Notes		—	—	—	72	0.75%	—
American Express Lending Trust							
Fixed Rate Senior Notes	2015	2,100	0.65%	—	—	—	—
Floating Rate Senior Notes	2013-2018	12,810	0.90%	—	15,065	0.95%	—
Fixed Rate Subordinated Notes	2015	300	1.08%	—	—	—	—
Floating Rate Subordinated Notes	2013-2018	1,091	0.93%	—	1,245	0.85%	—
Other							
Fixed Rate Instruments[(e)]	2014-2022	123	5.94%	—	123	5.74%	—
Floating Rate Borrowings	2014-2015	292	0.65%	—	129	0.66%	—
Unamortized Underwriting Fees		(112)			(106)		
Total Long-Term Debt		$ 58,973	3.04%		$ 59,570	3.69%	

(a) The outstanding balances include (i) unamortized discount and premium, (ii) the impact of movements in exchange rates on foreign currency denominated debt and (iii) the impact of fair value hedge accounting on certain fixed-rate notes that have been swapped to floating rate through the use of interest rate swaps. Under fair value hedge accounting, the outstanding balances on these fixed-rate notes are adjusted to reflect the impact of changes in fair value due to changes in interest rates. Refer to Note 12 for more details on the Company's treatment of fair value hedges.

(b) For floating-rate debt issuances, the stated and effective interest rates are based on the floating rates in effect as of December 31, 2012 and 2011, respectively. These rates may not be indicative of future interest rates.

(c) Effective interest rates are only presented when swaps are in place to hedge the underlying debt.

(d) The maturity date will automatically be extended to September 1, 2066, except in the case of either (i) a prior redemption or (ii) a default. See further discussion on this page.

(e) Includes $118 million and $123 million as of December 31, 2012 and 2011, respectively, related to capitalized lease transactions.

As of December 31, 2012 and 2011, the Parent Company had $750 million principal outstanding of Subordinated Debentures that accrue interest at an annual rate of 6.8 percent until September 1, 2016, and at an annual rate of three-month LIBOR plus 2.23 percent thereafter. At the Company's option, the Subordinated Debentures are redeemable for cash after September 1, 2016 at 100 percent of the principal amount plus any accrued but unpaid interest. If the Company fails to achieve specified performance measures, it will be required to issue common shares and apply the net proceeds to make interest payments on the Subordinated Debentures. No dividends on the Company's common or preferred shares could be paid until such interest payments are made. The Company would fail to meet these specific performance measures if (i) the Company's tangible common equity is less than 4 percent of total adjusted assets for the most recent quarter or (ii) if the trailing two quarters' consolidated net income is equal to or less than zero and tangible common equity as of the trigger determination date, and as of the end of the quarter end six months prior, has in each case declined by 10 percent or more from tangible common equity as of the end of the quarter 18 months prior to the trigger determination date. The Company met the specified performance measures in 2012.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) as of December 31, 2012 were as follows:

(Millions)	2013	2014	2015	2016	2017	Thereafter	Total
American Express Company (Parent Company only)	$ 1,000	$ 1,250	$ —	$ 600	$ 1,500	$ 5,939	$ 10,289
American Express Credit Corporation	4,859	6,550	5,227	5,501	1,500	—	23,637
American Express Centurion Bank	—	—	1,305	—	1,300	2	2,607
American Express Bank, FSB	1,750	—	—	—	1,300	—	3,050
American Express Charge Trust	—	3,000	—	—	—	—	3,000
American Express Lending Trust	4,056	4,000	5,423	—	1,623	1,200	16,302
Other	—	201	175	—	—	38	414
	$ 11,665	$ 15,001	$ 12,130	$ 6,101	$ 7,223	$ 7,179	59,299
Unamortized Underwriting Fees							(112)
Unamortized Discount and Premium							(17)
Impacts due to Debt Exchange							(977)
Impacts due to Fair Value Hedge Accounting							780
Total Long-Term Debt							$ 58,973

As of December 31, 2012 and 2011, the Company maintained total bank lines of credit of $7.7 billion and $7.5 billion, respectively. Of the total credit lines, $3.0 billion and $2.9 billion were undrawn as of December 31, 2012 and 2011, respectively. Undrawn amounts of $3.0 billion and $2.9 billion supported commercial paper borrowings and contingent funding needs as of December 31, 2012 and 2011, respectively. In 2014, 2015 and 2016, respectively, $2.1 billion, $3.0 billion and $2.6 billion of these credit facilities will expire. The availability of these credit lines is subject to the Company's compliance with certain financial covenants, principally, the maintenance by American Express Credit Corporation (Credco) of a 1.25 ratio of combined earnings and fixed charges to fixed charges. Furthermore, in 2011, the Company's financial covenants included the maintenance of consolidated tangible net worth of at least $4.1 billion by the Company, and the compliance of American Express Centurion Bank (Centurion Bank) and American Express Bank, FSB (FSB) with applicable regulatory capital adequacy guidelines. As of December 31, 2012 and 2011, the Company was not in violation of any of its debt covenants.

Additionally, the Company maintained a 3-year committed, revolving, secured financing facility which gives the Company the right to sell up to $3.0 billion face amount of eligible notes issued from the Charge Trust at any time through July 15, 2014.

As of December 31, 2012, $3.0 billion was drawn on this facility. The Company also maintained a 2-year committed, revolving, secured financing facility which gives the Company the right to sell up to $2.0 billion face amount of eligible certificates issued from the Lending Trust at any time through September 15, 2015. This facility remained undrawn as of December 31, 2012. The Company paid $48.1 million and $22.2 million in fees to maintain these lines in 2012 and 2011, respectively.

These committed facilities do not contain material adverse change clauses, which might otherwise preclude borrowing under the credit facilities, nor are they dependent on the Company's credit rating.

The Company paid total interest primarily related to short- and long-term debt, corresponding interest rate swaps and customer deposits of $2.2 billion in 2012 and $2.4 billion in both 2011 and 2010.

NOTE 11
OTHER LIABILITIES

The following is a summary of other liabilities as of December 31:

(Millions)	2012	2011
Membership Rewards liability	$ 5,832	$ 5,066
Employee-related liabilities[(a)]	2,224	2,192
Rebate and reward accruals[(b)]	2,079	1,866
Deferred card fees, net	1,286	1,063
Book overdraft balances	532	2,178
Other[(c)]	5,604	4,792
Total	$ 17,557	$ 17,157

(a) Employee-related liabilities include employee benefit plan obligations and incentive compensation.
(b) Rebate and reward accruals include payments to third-party card-issuing partners and cash-back reward costs.
(c) Other includes accruals for general operating expenses, client incentives, restructuring and reengineering reserves, advertising and promotion and derivatives.

MEMBERSHIP REWARDS

The Membership Rewards program allows enrolled cardmembers to earn points that can be redeemed for a broad range of rewards including travel, entertainment, retail certificates and merchandise. The Company records a balance sheet liability which represents management's best estimate of the cost of points earned that are expected to be redeemed. An ultimate redemption rate and weighted average cost per point are key factors used to approximate Membership Rewards liability. Management uses statistical and actuarial models to estimate ultimate redemption rates based on redemption trends, current enrollee redemption behavior, card product type, enrollment tenure, card spend levels and credit attributes. The weighted-average cost per point is determined using actual redemptions during the previous 12 months, adjusted as appropriate for recent changes in redemption costs.

The expense for Membership Rewards points is included in marketing, promotion, rewards and cardmember services expenses. The Company periodically evaluates its liability estimation process and assumptions based on developments in redemption patterns, cost per point redeemed, partner contract changes and other factors.

DEFERRED CARD FEES

The carrying amount of deferred card and other fees, net of deferred direct acquisition costs and reserves for membership cancellations as of December 31 were as follows:

(Millions)	2012	2011
Deferred card and other fees[(a)]	$ 1,566	$ 1,228
Deferred direct acquisition costs	(154)	(75)
Reserves for membership cancellations	(126)	(90)
Deferred card fees and other, net of direct acquisition costs and reserves	$ 1,286	$ 1,063

(a) Includes deferred fees for Membership Rewards program participants.

NOTE 12
DERIVATIVES AND HEDGING ACTIVITIES

The Company uses derivative financial instruments (derivatives) to manage exposures to various market risks. Derivatives derive their value from an underlying variable or multiple variables, including interest rate, foreign exchange, and equity index or price. These instruments enable end users to increase, reduce or alter exposure to various market risks and, for that reason, are an integral component of the Company's market risk management. The Company does not engage in derivatives for trading purposes.

Market risk is the risk to earnings or value resulting from movements in market prices. The Company's market risk exposure is primarily generated by:

- Interest rate risk in its card, insurance and Travelers Cheque businesses, as well as its investment portfolios; and
- Foreign exchange risk in its operations outside the United States and the associated funding of such operations.

The Company centrally monitors market risks using market risk limits and escalation triggers as defined in its Asset/Liability Management Policy.

The Company's market exposures are in large part byproducts of the delivery of its products and services. Interest rate risk arises through the funding of cardmember receivables and fixed-rate loans with variable-rate borrowings as well as through the risk to net interest margin from changes in the relationship between benchmark rates such as Prime and LIBOR.

Interest rate exposure within the Company's charge card and fixed-rate lending products is managed by varying the proportion of total funding provided by short-term and variable-rate debt and deposits compared to fixed-rate debt and deposits. In addition, interest rate swaps are used from time to time to economically convert fixed-rate debt obligations to variable-rate obligations or to convert variable-rate debt obligations to fixed-rate obligations. The Company may change the mix between variable-rate and fixed-rate funding based on changes in business volumes and mix, among other factors.

Foreign exchange risk is generated by cardmember cross-currency charges, foreign currency balance sheet exposures, foreign subsidiary equity and foreign currency earnings in entities outside the United States. The Company's foreign exchange risk is managed primarily by entering into agreements to buy and sell currencies on a spot basis or by hedging this market exposure to the extent it is economically justified through various means, including the use of derivatives such as foreign exchange forwards and cross-currency swap contracts, which can help mitigate the Company's exposure to specific currencies.

In addition to the exposures identified above, effective August 1, 2011, the Company entered into a total return contract (TRC) to hedge its exposure to changes in the fair value of its equity investment in ICBC in local currency. Under the terms of the TRC, the Company receives from the TRC counterparty an amount equivalent to any reduction in the fair value of its investment in ICBC in local currency, and in return the Company pays to the TRC counterparty an amount equivalent to any increase in the fair value of its investment in local currency, along with all dividends paid by ICBC, as well as ongoing hedge costs. The TRC matures on August 1, 2014.

Derivatives may give rise to counterparty credit risk, which is the risk that a derivative counterparty will default on, or otherwise be unable to perform pursuant to, an uncollateralized derivative exposure. The Company manages this risk by considering the current exposure, which is the replacement cost of contracts on the measurement date, as well as estimating the maximum potential value of the contracts over the next 12 months, considering such factors as the volatility of the underlying or reference index. To mitigate derivative credit risk, counterparties are required to be pre-approved by the Company and rated as investment grade. Counterparty risk exposures are centrally monitored by the Company. Additionally, in order to mitigate the bilateral counterparty credit risk associated with derivatives, the Company has in certain instances entered into master netting agreements with its derivative counterparties, which provide a right of offset for certain exposures between the parties. To further mitigate bilateral counterparty credit risk, the Company exercises its rights under executed credit support agreements with certain of its derivative counterparties. These agreements require that, in the event the fair value change in the net derivatives position between the two parties exceeds certain dollar thresholds, the party in the net liability position posts collateral to its counterparty.

In relation to the Company's credit risk, under the terms of the derivative agreements it has with its various counterparties, the Company is not required to either immediately settle any outstanding liability balances or post collateral upon the occurrence of a specified credit risk-related event. Based on the assessment of credit risk of the Company's derivative counterparties as of December 31, 2012 and 2011, the Company does not have derivatives positions that warrant credit valuation adjustments.

The Company's derivatives are carried at fair value on the Consolidated Balance Sheets. The accounting for changes in fair value depends on the instruments' intended use and the resulting hedge designation, if any, as discussed below. Refer to Note 3 for a description of the Company's methodology for determining the fair value of derivatives.

The following table summarizes the total fair value, excluding interest accruals, of derivative assets and liabilities as of December 31:

(Millions)	Other Assets Fair Value 2012	Other Assets Fair Value 2011	Other Liabilities Fair Value 2012	Other Liabilities Fair Value 2011
Derivatives designated as hedging instruments:				
Interest rate contracts				
Fair value hedges	$ 824	$ 999	$ —	$ —
Cash flow hedges	—	—	—	1
Total return contract				
Fair value hedge	—	13	19	—
Foreign exchange contracts				
Net investment hedges	43	344	150	54
Total derivatives designated as hedging instruments	$ 867	$ 1,356	$ 169	$ 55
Derivatives not designated as hedging instruments:				
Interest rate contracts	$ —	$ 1	$ —	$ —
Foreign exchange contracts, including certain embedded derivatives[(a)]	75	159	158	50
Equity-linked embedded derivative[(b)]	—	—	2	3
Total derivatives not designated as hedging instruments	75	160	160	53
Total derivatives, gross	$ 942	$ 1,516	$ 329	$ 108
Cash collateral netting[(c)]	(326)	(587)	(21)	—
Derivative asset and derivative liability netting[(c)]	(23)	(14)	(23)	(14)
Total derivatives, net	$ 593	$ 915	$ 285	$ 94

(a) Includes foreign currency derivatives embedded in certain operating agreements.

(b) Represents an equity-linked derivative embedded in one of the Company's investment securities.

(c) As permitted under GAAP, balances represent the netting of cash collateral received and posted under credit support agreements, and the netting of derivative assets and derivative liabilities under master netting agreements. Additionally, the Company received noncash collateral in the form of security interest in U.S. Treasury securities with a fair value of $335 million as of December 31, 2012, none of which was sold or repledged. Such noncash collateral effectively reduces the Company's risk exposure.

DERIVATIVE FINANCIAL INSTRUMENTS THAT QUALIFY FOR HEDGE ACCOUNTING

Derivatives executed for hedge accounting purposes are documented and designated as such when the Company enters into the contracts. In accordance with its risk management policies, the Company structures its hedges with terms similar to that of the item being hedged. The Company formally assesses, at inception of the hedge accounting relationship and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of the hedged items. These assessments usually are made through the application of a regression analysis method. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

FAIR VALUE HEDGES

A fair value hedge involves a derivative designated to hedge the Company's exposure to future changes in the fair value of an asset or a liability, or an identified portion thereof that is attributable to a particular risk.

Interest Rate Contracts

The Company is exposed to interest rate risk associated with its fixed-rate long-term debt. The Company uses interest rate swaps to economically convert certain fixed-rate long-term debt obligations to floating-rate obligations at the time of issuance. As of December 31, 2012 and 2011, the Company hedged $18.4 billion and $17.1 billion, respectively, of its fixed-rate debt to floating-rate debt using interest rate swaps.

To the extent the fair value hedge is effective, the gain or loss on the hedging instrument offsets the loss or gain on the hedged item attributable to the hedged risk. Any difference between the changes in the fair value of the derivative and the hedged item is referred to as hedge ineffectiveness and is reflected in earnings as a component of other expenses. Hedge ineffectiveness may be caused by differences between the debt's interest coupon and the benchmark rate, primarily due to credit spreads at inception of the hedging relationship that are not reflected in the valuation of the interest rate swap. Furthermore, hedge ineffectiveness may be caused by changes in the relationship between 3-month LIBOR and 1-month LIBOR, as basis spreads may impact the valuation of the interest rate swap without causing an offsetting impact in the value of the hedged debt. If a fair value hedge is de-designated or no longer considered to be effective, changes in fair value of the derivative continue to be recorded through earnings but the hedged asset or liability is no longer adjusted for changes in fair value resulting from changes in interest rates. The existing basis adjustment of the hedged asset or liability is amortized or accreted as an adjustment to yield over the remaining life of that asset or liability.

Total Return Contract

The Company hedges its exposure to changes in the fair value of its equity investment in ICBC in local currency. The Company uses a TRC to transfer this exposure to its derivative counterparty. As of December 31, 2012 and 2011, the fair value of the equity investment in ICBC was $295 million (415.9 million shares) and $359 million (605.4 million shares), respectively. To the extent the hedge is effective, the gain or loss on the TRC offsets the loss or gain on the investment in ICBC. Any difference between the changes in the fair value of the derivative and the hedged item results in hedge ineffectiveness and is recognized in other expenses in the Consolidated Statements of Income.

The following table summarizes the impact on the Consolidated Statements of Income associated with the Company's hedges of its fixed-rate long-term debt and its investment in ICBC for the years ended December 31:

(Millions)	Gains (losses) recognized in income									
	Derivative contract				Hedged item				Net hedge ineffectiveness		
	Income Statement	Amount			Income Statement	Amount					
Derivative relationship	Line Item	**2012**	2011	2010	Line Item	**2012**	2011	2010	**2012**	2011	2010
Interest rate contracts	Other, net expenses	**$ (178)**	$ 128	$ 246	Other, net expenses	**$ 132**	$ (102)	$ (233)	**$ (46)**	$ 26	$ 13
Total return contract	Other non-interest revenues	**$ (53)**	$ 100	$ —	Other non-interest revenues	**$ 54**	$ (112)	$ —	**$ 1**	$ (12)	$ —

The Company also recognized a net reduction in interest expense on long-term debt of $491 million, $503 million and $522 million for the years ended December 31, 2012, 2011 and 2010, respectively, primarily related to the net settlements (interest accruals) on the Company's interest rate derivatives designated as fair value hedges.

CASH FLOW HEDGES

A cash flow hedge involves a derivative designated to hedge the Company's exposure to variable future cash flows attributable to a particular risk. Such exposures may relate to either an existing recognized asset or liability or a forecasted transaction. The Company hedges existing long-term variable-rate debt, the rollover of short-term borrowings and the anticipated forecasted issuance of additional funding through the use of derivatives, primarily interest rate swaps. These derivative instruments economically convert floating-rate debt obligations to fixed-rate obligations for the duration of the instrument. As of December 31, 2012 and 2011, the Company hedged nil and $305 million, respectively, of its floating-rate debt using interest rate swaps.

For derivatives designated as cash flow hedges, the effective portion of the gain or loss on the derivatives is recorded in AOCI and reclassified into earnings when the hedged cash flows are recognized in earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income in the same line item in which the hedged instrument or transaction is recognized, primarily in interest expense. Any ineffective portion of the gain or loss on the derivatives is reported as a component of other expenses. If a cash flow hedge is de-designated or terminated prior to maturity, the amount previously recorded in AOCI is recognized into earnings over the period that the hedged item impacts earnings. If a hedge relationship is discontinued because it is probable that the forecasted transaction will not occur according to the original strategy, any related amounts previously recorded in AOCI are recognized into earnings immediately.

In the normal course of business, as the hedged cash flows are recognized into earnings, the Company does not expect to reclassify any amount of net pretax losses on derivatives from AOCI into earnings during the next 12 months.

NET INVESTMENT HEDGES

A net investment hedge is used to hedge future changes in currency exposure of a net investment in a foreign operation. The Company primarily designates foreign currency derivatives, typically foreign exchange forwards, and on occasion foreign currency denominated debt, as hedges of net investments in certain foreign operations. These instruments reduce exposure to changes in currency exchange rates on the Company's investments in non-U.S. subsidiaries. The effective portion of the gain or (loss) on net investment hedges, net of taxes, recorded in AOCI as part of the cumulative translation adjustment, was $(288) million, $(26) million and $32 million for the years ended 2012, 2011 and 2010, respectively. Any ineffective portion of the gain or (loss) on net investment hedges is recognized in other expenses during the period of change.

The following table summarizes the impact of cash flow hedges and net investment hedges on the Consolidated Statements of Income for the years ended December 31:

	Gains (losses) recognized in income							
		Amount reclassified from AOCI into income				Net hedge ineffectiveness		
Description *(Millions)*	Income Statement Line Item	**2012**	2011	2010	Income Statement Line Item	**2012**	2011	2010
Cash flow hedges:(a)								
Interest rate contracts	Interest expense	$ (1)	$ (13)	$ (36)	Other, net expenses	$ —	$ —	$ —
Net investment hedges:								
Foreign exchange contracts	Other, net expenses	$ —	$ —	$ 2	Other, net expenses	$ —	$ (3)	$ (3)

(a) During the years ended December 31, 2012, 2011 and 2010, there were no forecasted transactions that were considered no longer probable to occur.

DERIVATIVES NOT DESIGNATED AS HEDGES

The Company has derivatives that act as economic hedges, but are not designated as such for hedge accounting purposes. Foreign currency transactions and non-U.S. dollar cash flow exposures from time to time may be partially or fully economically hedged through foreign currency contracts, primarily foreign exchange forwards, options and cross-currency swaps. These hedges generally mature within one year. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. The changes in the fair value of the derivatives effectively offset the related foreign exchange gains or losses on the underlying balance sheet exposures. From time to time, the Company may enter into interest rate swaps to specifically manage funding costs related to its proprietary card business.

The Company has certain operating agreements containing payments that may be linked to a market rate or price, primarily foreign currency rates. The payment components of these agreements may meet the definition of an embedded derivative, in which case the embedded derivative is accounted for separately and is classified as a foreign exchange contract based on its primary risk exposure. In addition, the Company holds an investment security containing an embedded equity-linked derivative.

For derivatives that are not designated as hedges, changes in fair value are reported in current period earnings.

The following table summarizes the impact on pretax earnings of derivatives not designated as hedges, as reported on the Consolidated Statements of Income for the years ended December 31:

	Pretax gains (losses)			
		Amount		
Description *(Millions)*	Income Statement Line Item	2012	2011	2010
Interest rate contracts	Other, net expenses	$ (1)	$ 3	$ (8)
Foreign exchange contracts[(a)]	Interest and dividends on investment securities	—	9	4
	Interest expense on short-term borrowings	—	3	7
	Interest expense on long-term debt and other	(1)	130	93
	Other, net expenses	(56)	51	(3)
Equity-linked contract	Other non-interest revenues	2	—	(6)
Total		$ (56)	$ 196	$ 87

(a) Foreign exchange contracts include embedded foreign currency derivatives. Gains (losses) on these embedded derivatives are included in other expenses.

NOTE 13
GUARANTEES

The Company provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business which are within the scope of GAAP governing the accounting for guarantees. For the Company, guarantees primarily consist of card and travel protection programs, including:

- Return Protection — refunds the price of eligible purchases made with the card where the merchant will not accept the return for up to 90 days from the date of purchase;
- Account Protection — provides account protection in the event that a cardmember is unable to make payments on the account due to unforeseen hardship;
- Merchant Protection — protects cardmembers primarily against non-delivery of goods and services, usually in the event of bankruptcy or liquidation of a merchant. In the event that a dispute is resolved in the cardmember's favor, the Company will generally credit the cardmember account for the amount of the purchase and will seek recovery from the merchant. If the Company is unable to collect the amount from the merchant, it will bear the loss for the amount credited to the cardmember. The Company mitigates this risk by withholding settlement from the merchant or obtaining deposits and other guarantees from merchants considered higher risk due to various factors. The amounts being held by the Company are not significant when compared to the maximum potential amount of undiscounted future payments; and,
- Credit Card Registry — cancels and requests replacement of lost or stolen cards, and provides for fraud liability coverage.

In relation to its maximum potential undiscounted future payments as shown in the table that follows, to date the Company has not experienced any significant losses related to guarantees. The Company's initial recognition of guarantees is at fair value, which has been determined in accordance with GAAP governing fair value measurement. In addition, the Company establishes reserves when a loss is probable and the amount can be reasonably estimated.

The following table provides information related to such guarantees as of December 31:

	Maximum potential undiscounted future payments[(a)] *(Billions)*		Related liability[(b)] *(Millions)*	
Type of Guarantee	2012	2011	2012	2011
Card and travel operations[(c)]	$ 44	$ 51	$ 93	$ 96
Other[(d)]	1	1	93	98
Total	$ 45	$ 52	$ 186	$ 194

(a) Represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties. The Merchant Protection guarantee is calculated using management's best estimate of maximum exposure based on all eligible claims as measured against annual billed business volumes. The Company mitigates this risk by withholding settlement from the merchant or obtaining deposits and other guarantees from merchants considered higher risk due to various factors. The amounts being held by the Company are not significant when compared to the maximum potential undiscounted future payments.
(b) Included as part of other liabilities on the Company's Consolidated Balance Sheets.
(c) Includes Return Protection, Account Protection and Merchant Protection.
(d) Primarily includes guarantees related to the Company's business dispositions and real estate.

Refer to Note 26 for a discussion of additional guarantees of the Company as of December 31, 2012 and 2011.

NOTE 14
COMMON AND PREFERRED SHARES

The following table shows authorized shares and provides a reconciliation of common shares issued and outstanding for the years ended December 31:

(Millions, except where indicated)	**2012**	2011	2010
Common shares authorized *(billions)*[a]	**3.6**	3.6	3.6
Shares issued and outstanding at beginning of year	**1,164**	1,197	1,192
Repurchases of common shares	**(69)**	(48)	(14)
Other, primarily stock option exercises and restricted stock awards granted	**10**	15	19
Shares issued and outstanding as of December 31	**1,105**	1,164	1,197

(a) Of the common shares authorized but unissued as of December 31, 2012, approximately 80 million shares are reserved for issuance under employee stock and employee benefit plans.

On March 26, 2012, the Board of Directors authorized the repurchase of 150 million common shares over time, in accordance with the Company's capital plans approved by the Federal Reserve and subject to market conditions. This authorization replaced all prior repurchase authorizations. During 2012 and 2011, the Company repurchased 69 million common shares with a cost basis of $4.0 billion and 48 million common shares with a cost basis of $2.3 billion, respectively. The cost basis includes commissions paid of $1.0 million in both 2012 and 2011. As of December 31, 2012, the Company has 83 million common shares remaining under the Board share repurchase authorization. Such authorization does not have an expiration date.

Common shares are generally retired by the Company upon repurchase (except for 3.9 million, 4.2 million and 4.7 million shares held as treasury shares as of December 31, 2012, 2011 and 2010, respectively); retired common shares and treasury shares are excluded from the shares outstanding in the table above. The treasury shares, with a cost basis of $236 million, $217 million and $219 million as of December 31, 2012, 2011 and 2010, respectively, are included as a reduction to additional paid-in capital in shareholders' equity on the Consolidated Balance Sheets.

The Board of Directors is authorized to permit the Company to issue up to 20 million preferred shares at a par value of $1.66 2/3 without further shareholder approval. There were no preferred shares issued and outstanding as of December 31, 2012, 2011 and 2010.

NOTE 15
CHANGES IN ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

AOCI is a balance sheet item in the Shareholders' Equity section of the Company's Consolidated Balance Sheets. It is comprised of items that have not been recognized in earnings but may be recognized in earnings in the future when certain events occur. Changes in each component of AOCI for the three years ended December 31 were as follows:

(Millions), net of tax[(a)]	Net Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Net Unrealized Pension and Other Postretirement Benefit Losses	Accumulated Other Comprehensive (Loss) Income
Balances as of December 31, 2009	$ 507	$ (28)	$ (722)	$ (469)	$ (712)
Impact of the adoption of GAAP[(b)]	(315)				(315)
Net unrealized gains (losses)	(139)	(2)			(141)
Reclassification for realized (gains) losses into earnings	4	23	(2)		25
Net translation of investments in foreign operations			189		189
Net gains related to hedges of investment in foreign operations			32		32
Pension and other postretirement benefit losses				5	5
Net change in accumulated other comprehensive (loss) income	(450)	21	219	5	(205)
Balances as of December 31, 2010	57	(7)	(503)	(464)	(917)
Net unrealized gains (losses)	245	(2)			243
Reclassification for realized (gains) losses into earnings	(14)	8			(6)
Net translation of investments in foreign operations			(153)		(153)
Net losses related to hedges of investment in foreign operations			(26)		(26)
Pension and other postretirement benefit losses				(17)	(17)
Net change in accumulated other comprehensive (loss) income	231	6	(179)	(17)	41
Balances as of December 31, 2011	288	(1)	(682)	(481)	(876)
Net unrealized gains (losses)	**106**				**106**
Reclassification for realized (gains) losses into earnings	**(79)**	**1**	**1**		**(77)**
Net translation of investments in foreign operations			**215**		**215**
Net losses related to hedges of investment in foreign operations			**(288)**		**(288)**
Pension and other postretirement benefit losses				**(7)**	**(7)**
Net change in accumulated other comprehensive (loss) income	**27**	**1**	**(72)**	**(7)**	**(51)**
Balances as of December 31, 2012	**$ 315**	**$ —**	**$ (754)**	**$ (488)**	**$ (927)**

(a) The following table shows the tax impact for the three years ended December 31 for the changes in each component of accumulated other comprehensive (loss) income:

(Millions)	**2012**	2011	2010
Investment securities	**$ 7**	$ 149	$ (272)
Cash flow hedges	**1**	3	11
Foreign currency translation adjustments	**24**	(40)	22
Net investment hedges	**(176)**	(14)	(396)
Pension and other postretirement benefit losses	**—**	(7)	18
Total tax impact	**$ (144)**	$ 91	$ (617)

(b) As a result of the adoption of new GAAP governing consolidations and VIEs, the Company no longer presents within its Consolidated Financial Statements the effects of the retained subordinated securities issued by previously unconsolidated VIEs related to the Company's cardmember loan securitization programs.

NOTE 16
RESTRUCTURING CHARGES

During 2012, the Company recorded $403 million of restructuring charges, net of revisions to prior estimates. The 2012 activity primarily relates to $400 million of restructuring charges recorded in the fourth quarter as the Company committed to undertake a Company-wide restructuring plan designed to contain future operating expenses, adapt parts of the business as more customers transact online or through mobile channels, and provide the resources for additional growth initiatives worldwide. This restructuring initiative is expected to result in the elimination of approximately 5,400 positions. The remaining 2012 activity includes $19 million for several smaller initiatives which were offset by revisions to prior estimates of $(16) million for higher employee redeployments to other positions within the Company and to a lesser extent modifications to existing initiatives.

During 2011, the Company recorded $119 million of restructuring charges, net of revisions to prior estimates. The 2011 activity primarily relates to $105 million of restructuring charges the Company recorded throughout the year to further reduce its operating costs by reorganizing certain operations that occurred across all business units, markets and staff groups. The remaining 2011 activity includes $41 million of employee compensation and lease exit costs related to the facilities consolidation within the Company's global servicing network which were announced in the fourth quarter of 2010. The Company also recorded revisions to prior estimates of $(27) million for higher employee redeployments to other positions within the Company and to a lesser extent modifications to existing initiatives.

During 2010, the Company recorded $96 million of restructuring charges, net of revisions to prior estimates. The 2010 activity primarily relates to a $98 million charge reflecting employee severance obligations to consolidate certain facilities within the Company's global servicing network. As a result of this initiative, approximately 3,200 positions were to be eliminated; however, overall staffing levels were expected to decrease by approximately 400 positions on a net basis as new employees were hired at the locations to which work is being transferred. The remaining 2010 activity includes $25 million of additional charges comprised of several smaller initiatives which were more than offset by revisions to prior estimates of $(27) million for higher employee redeployments to other positions within the Company and to a lesser extent modifications to existing initiatives.

Restructuring charges related to severance obligations are included in salaries and employee benefits in the Company's Consolidated Statements of Income, while charges pertaining to other exit costs are included in occupancy and equipment and other, net expenses.

The following table summarizes the Company's restructuring reserves activity for the years ended December 31, 2012, 2011 and 2010:

(Millions)	Severance[(a)]	Other[(b)]	Total
Liability balance as of December 31, 2009	$ 253	$ 32	$ 285
Restructuring charges, net of $27 in revisions[(c)]	98	(2)	96
Payments	(141)	(14)	(155)
Other non-cash[(d)]	(11)	—	(11)
Liability balance as of December 31, 2010	199	16	215
Restructuring charges, net of $27 in revisions[(c)]	96	23	119
Payments	(121)	(8)	(129)
Other non-cash[(d)]	(4)	(1)	(5)
Liability balance as of December 31, 2011	170	30	200
Restructuring charges, net of $16 in revisions[(c)(e)]	**366**	**37**	**403**
Payments	**(124)**	**(9)**	**(133)**
Other non-cash[(d)]	**—**	**—**	**—**
Liability balance as of December 31, 2012[(f)]	**$ 412**	**$ 58**	**$ 470**

(a) Accounted for in accordance with GAAP governing the accounting for nonretirement postemployment benefits and for costs associated with exit or disposal activities.
(b) Other primarily includes facility exit and contract termination costs.
(c) Revisions primarily relate to higher than anticipated redeployments of displaced employees to other positions within the Company, business changes and modifications to existing initiatives.
(d) Consists primarily of foreign exchange impacts.
(e) Net revisions of $16 million were recorded in the Company's reportable operating segments and Corporate & Other as follows: $13 million in USCS, $7 million in ICS, $(5) million in GCS, $4 million in GNMS and $(3) million in Corporate & Other.
(f) The majority of cash payments related to the remaining restructuring liabilities are expected to be completed in 2014, and to a lesser extent certain contractual long-term severance arrangements and lease obligations are expected to be completed in 2015 and 2019, respectively.

The following table summarizes the Company's restructuring charges, net of revisions, by reportable operating segment and Corporate & Other for the year ended December 31, 2012, and the cumulative amounts relating to the restructuring programs that were in progress during 2012 and initiated at various dates between 2009 and 2012.

	2012	Cumulative Restructuring Expense Incurred To Date On In-Progress Restructuring Programs		
(Millions)	Total Restructuring Charges, net of revisions	Severance	Other	Total
USCS	$ 26	$ 83	$ 6	$ 89
ICS	54	128	1	129
GCS	156	272	17	289
GNMS	25	50	—	50
Corporate & Other	142	106	75	181[(a)]
Total	$ 403	$ 639	$ 99	$ 738[(b)]

(a) Corporate & Other includes certain severance and other charges of $166 million related to Company-wide support functions which were not allocated to the Company's reportable operating segments, as these were corporate initiatives, which is consistent with how such charges were reported internally.
(b) As of December 31, 2012, the total expenses to be incurred for previously approved restructuring activities that were in progress are not expected to be materially different than the cumulative expenses incurred to date for these programs.

NOTE 17

INCOME TAXES

The components of income tax expense for the years ended December 31 included in the Consolidated Statements of Income were as follows:

(Millions)	2012	2011	2010
Current income tax expense:			
U.S. federal	$ 982	$ 958	$ 532
U.S. state and local	189	156	110
Non-U.S.	445	434	508
Total current income tax expense	1,616	1,548	1,150
Deferred income tax expense (benefit):			
U.S. federal	359	464	782
U.S. state and local	39	68	78
Non-U.S.	(45)	(23)	(103)
Total deferred income tax expense	353	509	757
Total income tax expense on continuing operations	$ 1,969	$ 2,057	$ 1,907
Income tax benefit from discontinued operations	$ —	$ (36)	$ —

A reconciliation of the U.S. federal statutory rate of 35 percent to the Company's actual income tax rate for the years ended December 31 on continuing operations was as follows:

	2012	2011	2010
U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
Tax-exempt income	(1.6)	(1.5)	(1.9)
State and local income taxes, net of federal benefit	2.5	2.6	2.7
Non-U.S. subsidiaries earnings[(a)]	(5.2)	(4.4)	(3.1)
Tax settlements[(b)]	(0.2)	(1.9)	(1.3)
All other	—	(0.2)	0.6
Actual tax rates[(a)]	30.5%	29.6%	32.0%

(a) Results for all years primarily included tax benefits associated with the undistributed earnings of certain non-U.S. subsidiaries that were deemed to be reinvested indefinitely. In addition, 2012 and 2011 included tax benefits of $146 million and $77 million, which decreased the actual tax rates by 2.3 percent and 1.1 percent, respectively, related to the realization of certain foreign tax credits.
(b) Relates to the resolution of tax matters in various jurisdictions.

The Company records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for income tax return purposes. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

The significant components of deferred tax assets and liabilities as of December 31 are reflected in the following table:

(Millions)	2012	2011
Deferred tax assets:		
Reserves not yet deducted for tax purposes	$ 3,828	$ 3,435
Employee compensation and benefits	761	760
Other	556	626
Gross deferred tax assets	5,145	4,821
Valuation allowance	(162)	(112)
Deferred tax assets after valuation allowance	4,983	4,709
Deferred tax liabilities:		
Intangibles and fixed assets	1,218	1,013
Deferred revenue	403	382
Deferred interest	378	—
Other	526	439
Gross deferred tax liabilities	2,525	1,834
Net deferred tax assets	$ 2,458	$ 2,875

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. The valuation allowances as of December 31, 2012 and 2011 are associated with net operating losses and other deferred tax assets in certain non-U.S. operations of the Company.

Accumulated earnings of certain non-U.S. subsidiaries, which totaled approximately $8.5 billion as of December 31, 2012, are intended to be permanently reinvested outside the United States. The Company does not provide for federal income taxes on foreign earnings intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated approximately $2.6 billion as of December 31, 2012, have not been provided on those earnings.

Net income taxes paid by the Company (including amounts related to discontinued operations) during 2012, 2011 and 2010, were approximately $1.9 billion, $0.7 billion and $0.8 billion, respectively. These amounts include estimated tax payments and cash settlements relating to prior tax years.

The Company is subject to the income tax laws of the United States, its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex, and the manner in which they apply to the taxpayer's facts is sometimes open to interpretation. Given these inherent complexities, the Company must make judgments in assessing the likelihood that a tax position will be sustained upon examination by the taxing authorities based on the technical merits of the tax position. A tax position is recognized only when, based on management's judgment regarding the application of income tax laws, it is more likely than not that the tax position will be sustained upon examination. The amount of benefit recognized for financial reporting purposes is based on management's best judgment of the largest amount of benefit that is more likely than not to be realized on ultimate settlement with the taxing authority given the facts, circumstances and information available at the reporting date. The Company adjusts the level of unrecognized tax benefits when there is new information available to assess the likelihood of the outcome.

The Company is under continuous examination by the Internal Revenue Service (IRS) and tax authorities in other countries and states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. The IRS has completed its field examination of the Company's federal tax returns for years through 2004; however, refund claims for those years continue to be reviewed by the IRS. In addition, the Company is currently under examination by the IRS for the years 2005 through 2007.

The following table presents changes in unrecognized tax benefits:

(Millions)	**2012**	2011	2010
Balance, January 1	**$ 1,223**	$ 1,377	$ 1,081
Increases:			
Current year tax positions	**51**	77	182
Tax positions related to prior years	**64**	247	403
Decreases:			
Tax positions related to prior years	**(44)**	(457)	(145)
Settlements with tax authorities	**(25)**	(2)	(138)
Lapse of statute of limitations	**(37)**	(19)	(6)
Effects of foreign currency translations	**(2)**	—	—
Balance, December 31	**$ 1,230**	$ 1,223	$ 1,377

Included in the unrecognized tax benefits of $1.2 billion for both December 31, 2012 and 2011 and $1.4 billion for December 31, 2010, are approximately $452 million, $440 million and $476 million, respectively, that, if recognized, would favorably affect the effective tax rate in a future period.

The Company believes it is reasonably possible that its unrecognized tax benefits could decrease within the next 12 months by as much as $971 million principally as a result of potential resolutions of prior years' tax items with various taxing authorities. The prior years' tax items include unrecognized tax benefits relating to the deductibility of certain expenses or losses and the attribution of taxable income to a particular jurisdiction or jurisdictions. Of the $971 million of unrecognized tax benefits, approximately $667 million relates to amounts that if recognized would be recorded to shareholders' equity and would not impact the effective tax rate. With respect to the remaining $304 million, it is not possible to quantify the impact that the decrease could have on the effective tax rate and net income due to the inherent complexities and the number of tax years open for examination in multiple jurisdictions. Resolution of the prior years' items that comprise this remaining amount could have an impact on the effective tax rate and on net income, either favorably (principally as a result of settlements that are less than the liability for unrecognized tax benefits) or unfavorably (if such settlements exceed the liability for unrecognized tax benefits).

Interest and penalties relating to unrecognized tax benefits are reported in the income tax provision. During the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately $(8) million, $(63) million and $31 million, respectively, of interest and penalties. The Company has approximately $155 million and $163 million accrued for the payment of interest and penalties as of December 31, 2012 and 2011, respectively.

Discontinued operations for 2011 included the impact of a $36 million tax benefit related to the favorable resolution of certain prior years' tax items related to American Express Bank, Ltd., which was sold to Standard Chartered PLC during the quarter ended March 31, 2008.

NOTE 18
EARNINGS PER COMMON SHARE (EPS)

The computations of basic and diluted EPS for the years ended December 31 were as follows:

(Millions, except per share amounts)	2012	2011	2010
Numerator:			
Basic and diluted:			
Income from continuing operations	$ 4,482	$ 4,899	$ 4,057
Earnings allocated to participating share awards[(a)]	(49)	(58)	(51)
Income from discontinued operations, net of tax	—	36	—
Net income attributable to common shareholders	$ 4,433	$ 4,877	$ 4,006
Denominator:[(a)]			
Basic: Weighted-average common stock	1,135	1,178	1,188
Add: Weighted-average stock options[(b)]	6	6	7
Diluted	1,141	1,184	1,195
Basic EPS:			
Income from continuing operations attributable to common shareholders	$ 3.91	$ 4.11	$ 3.37
Income from discontinued operations	—	0.03	—
Net income attributable to common shareholders	$ 3.91	$ 4.14	$ 3.37
Diluted EPS:			
Income from continuing operations attributable to common shareholders	$ 3.89	$ 4.09	$ 3.35
Income from discontinued operations	—	0.03	—
Net income attributable to common shareholders	$ 3.89	$ 4.12	$ 3.35

(a) The Company's unvested restricted stock awards, which include the right to receive non-forfeitable dividends or dividend equivalents, are considered participating securities. Calculations of EPS under the two-class method exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities. The related participating securities are similarly excluded from the denominator.

(b) For the years ended December 31, 2012, 2011 and 2010, the dilutive effect of unexercised stock options excludes 8 million, 19 million and 36 million options, respectively, from the computation of EPS because inclusion of the options would have been anti-dilutive.

For the years ended December 31, 2012, 2011 and 2010, the Company met specified performance measures related to the Subordinated Debentures of $750 million issued in 2006, which resulted in no impact to EPS. If the performance measures were not achieved in any given quarter, the Company would be required to issue common shares and apply the proceeds to make interest payments.

NOTE 19
DETAILS OF CERTAIN CONSOLIDATED STATEMENTS OF INCOME LINES

The following is a detail of other commissions and fees for the years ended December 31:

(Millions)	2012	2011	2010
Foreign currency conversion revenue	$ 855	$ 861	$ 838
Delinquency fees	604	567	605
Service fees	362	355	328
Other	496	486	260
Total other commissions and fees	$ 2,317	$ 2,269	$ 2,031

The following is a detail of other revenues for the years ended December 31:

(Millions)	2012	2011	2010
Global Network Services partner revenues	$ 664	$ 655	$ 530
Net gain (loss) on investment securities	126	16	(5)
Other	1,662	1,493	1,402
Total other revenues	$ 2,452	$ 2,164	$ 1,927

Other revenues include revenues arising from contracts with Global Network Services (GNS) partners including royalties and signing fees, insurance premiums earned from cardmember travel and other insurance programs, Travelers Cheques related revenues, publishing revenues and other miscellaneous revenue and fees.

The following is a detail of marketing, promotion, rewards and cardmember services for the years ended December 31:

(Millions)	2012	2011	2010
Marketing and promotion	$ 2,890	$ 2,996	$ 3,147
Cardmember rewards	6,282	6,218	5,000
Cardmember services	799	716	591
Total marketing, promotion, rewards and cardmember services	$ 9,971	$ 9,930	$ 8,738

Marketing and promotion expense includes advertising costs, which are expensed in the year in which the advertising first takes place. Cardmember rewards expense includes the costs of rewards programs, including Membership Rewards (discussed in Note 11) and co-brand arrangements. Cardmember services expense includes protection plans and complimentary services provided to cardmembers.

The following is a detail of other, net for the years ended December 31:

(Millions)	2012	2011	2010
Professional services	$ 2,963	$ 2,951	$ 2,806
Occupancy and equipment	1,823	1,685	1,562
Communications	383	378	383
MasterCard and Visa settlements, net of legal fees	—	(562)	(852)
Other	1,404	1,260	1,208
Total other, net	$ 6,573	$ 5,712	$ 5,107

Other expense includes general operating expenses, gains (losses) on sale of assets or businesses not classified as discontinued operations, litigation, internal and regulatory review-related reimbursements and insurance costs or settlements, investment impairments and certain Loyalty Partner expenses.

NOTE 20
STOCK PLANS

STOCK OPTION AND AWARD PROGRAMS

Under the 2007 Incentive Compensation Plan and previously under the 1998 Incentive Compensation Plan, awards may be granted to employees and other key individuals who perform services for the Company and its participating subsidiaries. These awards may be in the form of stock options, restricted stock awards or units (RSAs), portfolio grants (PGs) or other incentives, and similar awards designed to meet the requirements of non-U.S. jurisdictions.

For the Company's Incentive Compensation Plans, there were a total of 36 million, 38 million and 40 million common shares unissued and available for grant as of December 31, 2012, 2011 and 2010, respectively, as authorized by the Company's Board of Directors and shareholders.

The Company granted stock option awards to its Chief Executive Officer (CEO) in November 2007 and January 2008 that have performance-based and market-based conditions. These option awards are separately disclosed and are excluded from the information and tables presented in the following paragraphs.

A summary of stock option and RSA activity as of December 31, 2012, and changes during the year is presented below:

	Stock Options		RSAs	
(Shares in thousands)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Grant Price
Outstanding as of December 31, 2011	42,457	$ 41.63	13,996	$ 33.69
Granted	1,205	$ 49.23	4,270	$ 49.80
Exercised/vested	(10,429)	$ 35.28	(5,782)	$ 31.53
Forfeited	(280)	$ 34.55	(684)	$ 37.84
Expired	(1,092)	$ 54.05	—	$ —
Outstanding as of December 31, 2012	31,861	$ 43.62	11,800	$ 40.31
Options vested and expected to vest as of December 31, 2012	31,792	$ 43.61	—	—
Options exercisable as of December 31, 2012	27,309	$ 44.91	—	—

The Company recognizes the cost of employee stock awards granted in exchange for employee services based on the grant-date fair value of the award, net of expected forfeitures. Those costs are recognized ratably over the vesting period.

STOCK OPTIONS

Each stock option has an exercise price equal to the market price of the Company's common stock on the date of grant and a contractual term of 10 years from the date of grant. Stock options generally vest 25 percent per year beginning with the first anniversary of the grant date.

The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of the Company's stock exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2012 are as follows:

	Outstanding	Exercisable	Vested and Expected to Vest
Weighted-average remaining contractual life *(in years)*	4.6	4.1	4.6
Aggregate intrinsic value *(millions)*	$ 444	$ 346	$ 443

The intrinsic value for options exercised during 2012, 2011 and 2010 was $209 million, $206 million and $130 million, respectively (based upon the fair value of the Company's stock price at the date of exercise). Cash received from the exercise of stock options in 2012, 2011 and 2010 was $368 million, $503 million and $619 million, respectively. The tax benefit realized from income tax deductions from stock option exercises, which was recorded in additional paid-in capital, in 2012, 2011 and 2010 was $45 million, $60 million and $35 million, respectively.

The fair value of each option is estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The following weighted-average assumptions were used for grants issued in 2012, 2011 and 2010, the majority of which were granted in the beginning of each year:

	2012	2011	2010
Dividend yield	1.5%	1.6%	1.8%
Expected volatility[(a)]	41%	40%	41%
Risk-free interest rate	1.3%	2.3%	2.8%
Expected life of stock option *(in years)*[(b)]	6.3	6.2	6.2
Weighted-average fair value per option	$ 17.48	$ 16.21	$ 14.11

(a) The expected volatility is based on both weighted historical and implied volatilities of the Company's common stock price.
(b) In 2012, 2011 and 2010, the expected life of stock options was determined using both historical data and expectations of option exercise behavior.

STOCK OPTIONS WITH PERFORMANCE-BASED AND MARKET-BASED CONDITIONS

On November 30, 2007 and January 31, 2008, the Company's CEO was granted in the aggregate 2,750,000 of non-qualified stock option awards with performance-based and market-based conditions. Both awards have a contractual term of 10 years and a vesting period of 6 years.

The aggregate grant date fair value of options with performance-based conditions was approximately $33.8 million. Compensation expense for these awards will be recognized over the vesting period when it is determined it is probable that the performance metrics will be achieved. No compensation expense for these awards was recorded in 2012, 2011 and 2010.

The aggregate grant date fair value of options with market-based conditions was approximately $10.5 million. Compensation expense for these awards is recognized ratably over the vesting period irrespective of the probability of the market metric being achieved. Total compensation expense of approximately $0.5 million was recorded in 2012 and approximately $2.4 million was recorded in both 2011 and 2010.

RESTRICTED STOCK AWARDS

RSAs are valued based on the stock price on the date of grant and generally vest 25 percent per year, beginning with the first anniversary of the grant date. RSA holders receive non-forfeitable dividends or dividend equivalents. The total fair value of shares vested during 2012, 2011 and 2010 was $296 million, $221 million and $175 million, respectively (based upon the Company's stock price at the vesting date).

The weighted-average grant date fair value of RSAs granted in 2012, 2011 and 2010, is $49.80, $45.11 and $38.63, respectively.

LIABILITY-BASED AWARDS

Certain employees are awarded PGs and other incentive awards that can be settled with cash or equity shares at the Company's discretion and final Compensation and Benefits Committee payout approval. These awards earn value based on performance, market and service conditions and vest over periods of one to three years.

PGs and other incentive awards are generally settled with cash and thus are classified as liabilities and, therefore, the fair value is determined at the date of grant and remeasured quarterly as part of compensation expense over the vesting period. Cash paid upon vesting of these awards in 2012, 2011 and 2010 was $66 million, $58 million and $64 million, respectively.

SUMMARY OF STOCK PLAN EXPENSE

The components of the Company's total stock-based compensation expense (net of forfeitures) for the years ended December 31 are as follows:

(Millions)	2012	2011	2010
Restricted stock awards[(a)]	$ 197	$ 176	$ 163
Stock options[(a)]	29	40	58
Liability-based awards	70	83	64
Performance/market-based stock options	1	2	2
Total stock-based compensation expense[(b)]	$ 297	$ 301	$ 287

(a) As of December 31, 2012, the total unrecognized compensation cost related to unvested RSAs and options of $237 million and $27 million, respectively, will be recognized ratably over the weighted-average remaining vesting period of 1.6 years and 1.4 years, respectively.
(b) The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements for the years ended December 31, 2012, 2011 and 2010 was $107 million, $105 million and $100 million, respectively.

NOTE 21

RETIREMENT PLANS

The Company sponsors defined benefit pension plans, defined contribution plans, and other postretirement benefit plans for its employees. The following table provides a summary of the total cost related to these plans for the years ended December 31:

(Millions)	2012	2011	2010
Defined benefit pension plan cost	$ 74	$ 51	$ 40
Defined contribution plan cost	254	252	217
Other postretirement benefit plan cost	19	23	25
Net periodic benefit cost	$ 347	$ 326	$ 282

The expenses in the above table are recorded in salaries and employee benefits in the Consolidated Statements of Income.

DEFINED BENEFIT PENSION PLANS

The Company's significant defined benefit pension plans cover certain employees in the United States and United Kingdom. Most employees outside the United States and United Kingdom are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements. The Company complies with the minimum funding requirements in all countries.

The Company sponsors the U.S. American Express Retirement Plan (the Plan) for eligible employees in the United States. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is closed to new entrants and existing participants no longer accrue future benefits. The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA.

The Plan is a cash balance plan and employees' accrued benefits are based on notional account balances, which are maintained for each individual. Employees' balances are credited daily with interest at a fixed rate. The interest rate varies from a minimum of 5 percent to a maximum equal to the lesser of (i) 10 percent or (ii) the applicable interest rate set forth in the Plan.

The Company also sponsors an unfunded non-qualified plan, the Retirement Restoration Plan (the RRP), for employees compensated above a certain level to supplement their pension benefits that are limited by the Internal Revenue Code. The RRP's terms generally parallel those of the Plan, except that the definitions of compensation and payment options differ.

For each plan, the net funded status is defined by GAAP governing retirement benefits as the difference between the fair value of plan assets and the respective plan's projected benefit obligation.

As of December 31, 2012, the net funded status related to the defined benefit pension plans was underfunded by $486 million, as shown in the following table:

(Millions)	2012	2011
Net funded status, beginning of year	$ (443)	$ (383)
Increase in fair value of plan assets	240	17
Increase in projected benefit obligation	(283)	(77)
Net change	(43)	(60)
Net funded status, end of year	$ (486)	$ (443)

The net funded status amounts as of December 31, 2012 and 2011 are recognized in other liabilities on the Consolidated Balance Sheets.

Plan Assets and Obligations

The following tables provide a reconciliation of changes in the fair value of plan assets and projected benefit obligations for all defined benefit pension plans as of December 31:

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2012	2011
Fair value of plan assets, beginning of year	$ 2,069	$ 2,052
Actual return on plan assets	298	89
Employer contributions	47	35
Benefits paid	(69)	(60)
Settlements	(66)	(68)
Foreign currency exchange rate changes	30	21
Net change	240	17
Fair value of plan assets, end of year	$ 2,309	$ 2,069

Reconciliation of Change in Projected Benefit Obligation

(Millions)	2012	2011
Projected benefit obligation, beginning of year	$ 2,512	$ 2,435
Service cost	19	22
Interest cost	115	126
Benefits paid	(69)	(60)
Actuarial loss	261	33
Settlements	(66)	(68)
Plan amendment	(10)	—
Foreign currency exchange rate changes	33	24
Net change	283	77
Projected benefit obligation, end of year	$ 2,795	$ 2,512

Accumulated Other Comprehensive Loss

The following table provides the amounts comprising accumulated other comprehensive loss, which are not yet recognized as components of net periodic pension benefit cost as of December 31:

(Millions)	2012	2011
Net actuarial loss	$ 712	$ 690
Net prior service credit	(11)	(2)
Total, pretax effect	701	688
Tax impact	(233)	(229)
Total, net of taxes	$ 468	$ 459

The estimated portion of the net actuarial loss and net prior service credit that is expected to be recognized as a component of net periodic pension benefit cost in 2013 is $73 million and $1 million, respectively.

The following table lists the amounts recognized in other comprehensive loss in 2012:

(Millions)	2012
Net actuarial loss:	
Reclassified to earnings from equity[(a)]	$ (80)
Losses in current year[(b)]	102
Net actuarial loss, pretax	22
Net prior service credit:	
Reclassified to earnings from equity	1
Gains in current year	(10)
Net prior service credit, pretax	(9)
Total, pretax	$ 13

(a) Amortization of actuarial losses and recognition of losses related to lump sum settlements.
(b) Deferral of actuarial losses.

Benefit Obligations

The accumulated benefit obligation in a defined benefit pension plan is the present value of benefits earned to date by plan participants computed based on current compensation levels as contrasted to the projected benefit obligation, which is the present value of benefits earned to date by plan participants based on their expected future compensation at their projected retirement date.

The accumulated and projected benefit obligations for all defined benefit pension plans as of December 31 were as follows:

(Millions)	2012	2011
Accumulated benefit obligation	$ 2,718	$ 2,459
Projected benefit obligation	$ 2,795	$ 2,512

The accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation that exceeds the fair value of plan assets were as follows:

(Millions)	2012	2011
Accumulated benefit obligation	$ 2,635	$ 2,418
Fair value of plan assets	$ 2,222	$ 2,028

The amounts disclosed in the table above will vary year to year based on whether plans meet the disclosure requirement.

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligation that exceeds the fair value of plan assets as of December 31 were as follows:

(Millions)	2012	2011
Projected benefit obligation	$ 2,795	$ 2,512
Fair value of plan assets	$ 2,309	$ 2,069

Net Periodic Pension Benefit Cost

The components of the net periodic pension benefit cost for all defined benefit pension plans for the years ended December 31 were as follows:

(Millions)	2012	2011	2010
Service cost	$ 19	$ 22	$ 19
Interest cost	115	126	126
Expected return on plan assets	(139)	(148)	(145)
Amortization of prior service credit	(1)	—	(1)
Recognized net actuarial loss	66	36	23
Settlements losses	14	15	18
Net periodic pension benefit cost	$ 74	$ 51	$ 40

Assumptions

The weighted-average assumptions used to determine defined benefit pension obligations as of December 31 were as follows:

	2012	2011
Discount rates	3.8%	4.7%
Rates of increase in compensation levels	3.6%	3.7%

The weighted-average assumptions used to determine net periodic pension benefit costs as of December 31 were as follows:

	2012	2011	2010
Discount rates	4.6%	5.0%	5.3%
Rates of increase in compensation levels	3.7%	4.0%	3.6%
Expected long-term rates of return on assets	6.7%	6.9%	6.9%

The Company assumes a long-term rate of return on assets on a weighted-average basis. In developing this assumption, management considers expected and historical returns over 5 to 15 years based on the mix of assets in its plans.

The discount rate assumptions are determined using a model consisting of bond portfolios that match the cash flows of the plan's projected benefit payments based on the plan participants' service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

Asset Allocation and Fair Value

The Benefit Plans Investment Committee (BPIC) is appointed by the Company's Chief Executive Officer and has the responsibility of reviewing and approving the investment policies related to plan assets for the Company's defined benefit pension plans; evaluating the performance of the investments in accordance with the investment policy; reviewing the investment objectives, risk characteristics, expenses and historical performance; and selecting, removing and evaluating the investment managers. For certain plans, the BPIC has delegated direct oversight to local investment committees. The BPIC typically meets quarterly to review the performance of the various investment managers and advisers as well as other investment related matters. The Company's significant defined benefit pension plans have investment policies, which prescribe targets for the amount of assets that can be invested in a security class in order to mitigate the detrimental impact of adverse or unexpected results with respect to any individual security class on the overall portfolio. The portfolios are diversified by asset type, risk characteristics and concentration of investments.

The Company's retirement plan assets are reported at fair value. The following tables summarize the target allocation and categorization of all defined benefit pension plan assets measured at fair value on a recurring basis by GAAP's valuation hierarchy as of December 31:

2012 *(Millions, except percentages)*	Target Allocation 2013	Total 2012	Level 1	Level 2	Level 3
U.S. equity securities	**15%**	**$ 318**	**$ 318**	**$ —**	**$ —**
International equity securities[(a)]	**30%**	**732**	**732**	**—**	**—**
U.S. fixed income securities	**30%**	**639**	**—**	**639**	**—**
International fixed income securities[(a)]	**15%**	**447**	**—**	**447**	**—**
Balanced funds	**5%**	**72**	**—**	**72**	**—**
Cash	**—**	**25**	**25**	**—**	**—**
Other[(b)]	**5%**	**76**	**—**	**—**	**76**
Total	**100%**	**$ 2,309**	**$ 1,075**	**$ 1,158**	**$ 76**

2011 *(Millions, except percentages)*	Target Allocation 2012	Total 2011	Level 1	Level 2	Level 3
U.S. equity securities	15%	$ 250	$ 250	$ —	$ —
International equity securities[(a)]	30%	644	644	—	—
U.S. fixed income securities	30%	582	—	582	—
International fixed income securities[(a)]	15%	406	—	406	—
Balanced funds	5%	69	—	69	—
Cash	—	12	12	—	—
Other[(b)]	5%	106	—	—	106
Total	100%	$ 2,069	$ 906	$ 1,057	$ 106

(a) A significant portion of international investments are in U.K. companies and U.K. government and agency securities.
(b) Consists of investments in private equity and real estate funds measured at reported net asset value.

- Level 1 assets include investments in publicly traded equity securities and mutual funds. These securities are actively traded and valued using quoted prices for identical securities from the market exchanges.
- Level 2 assets include fixed-income securities and balanced funds that are not actively traded or whose underlying investments are valued using observable inputs. The fair value of plan assets invested in fixed-income securities is generally determined using valuation models that use observable inputs such as benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency. Plan assets invested in balanced funds comprised primarily of equity and fixed-income securities are valued using a unit price or net asset value (NAV). When measuring the fair value of such funds, the NAV, as provided by the fund sponsor, is corroborated with observable inputs provided by pricing services for the securities. In certain instances, NAVs may require adjustments to more appropriately reflect the fair value.

On an annual basis, the Company reaffirms its understanding of the valuation techniques used by its pricing services and corroborates the prices provided for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources. If pricing discrepancies are identified between different pricing sources, the Company evaluates such discrepancies to ensure that the prices used for its valuation represent the fair value of the securities.

- Level 3 assets include investments in private equity and real estate funds valued using a NAV derived from significant unobservable inputs. Where possible, private equity and real estate investments are valued using a market approach based on inputs such as trading multiples of comparable public companies and current multiples for recent private transactions in similar companies or properties. If appropriate market data does not exist, investments are valued using an income approach based on a discounted cash flow. Inputs are derived from projected data based on the operating performance of the underlying portfolio company or investments, or by using third-party appraisals. On an annual basis, the Company evaluates the inputs, assumptions and valuation methodologies of the respective fund managers to ensure that the NAVs are representative of fair value.

Refer to Note 3 for a discussion related to the three-level fair value hierarchy.

The fair value of all defined benefit pension plan assets using significant unobservable inputs (Level 3) changed during the years ended December 31 as follows:

(Millions)	2012	2011
Beginning fair value, January 1	$ 106	$ 101
Actual net gains on plan assets:		
Held at the end of the year	7	12
Sold during the year	5	2
Total net gains	12	14
Net purchases (sales and settlements)	(42)	(9)
Net (decrease) increase	(30)	5
Ending fair value, December 31	$ 76	$ 106

Benefit Payments

The Company's defined benefit pension plans expect to make benefit payments to retirees as follows:

(Millions)	2013	2014	2015	2016	2017	2018 – 2022
Expected payments	$ 149	$ 162	$ 169	$ 174	$ 186	$ 954

In addition, the Company expects to contribute $46 million to its defined benefit pension plans in 2013.

DEFINED CONTRIBUTION RETIREMENT PLANS

The Company sponsors defined contribution retirement plans, the principal plan being the Retirement Savings Plan (RSP), a 401(k) savings plan with a profit-sharing component. The RSP is a tax-qualified retirement plan subject to ERISA and covers most employees in the United States. The RSP held 10 million and 11 million shares of American Express Common Stock as of December 31, 2012 and 2011, respectively, beneficially for employees. The Company matches employee before-tax and/or Roth contributions to the plan up to a maximum of 5 percent of total eligible compensation, subject to the limitations under the Internal Revenue Code (IRC). Additional annual conversion contributions of up to 8 percent of eligible compensation are provided into the RSP for eligible employees. In its sole discretion, the Company may make an annual profit-sharing contribution equal to 0 percent to 5 percent of employees' eligible compensation, and may vary the contribution amount for different groups of employees. Employees need not contribute to the RSP in order to receive a portion of any profit-sharing contribution, but must be employed on the last working day of the calendar year. Company contributions are subject to employees meeting eligibility criteria. The Company also sponsors the RRP, including RSP related accounts, which is an unfunded non-qualified plan for employees whose RSP benefits are limited by the IRC and its terms generally parallel those of the RSP, except that the definitions of compensation and payment options differ. In addition, the RRP was amended effective January 1, 2011 such that the Company matches employee contributions up to a maximum of 5 percent of total eligible compensation in excess of IRC compensation limits only to the extent the employee contributes to the RRP.

The total expense for all defined contribution retirement plans globally was $254 million, $252 million and $217 million in 2012, 2011 and 2010, respectively.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors unfunded other postretirement benefit plans that provide health care and life insurance to certain retired U.S. employees.

Accumulated Other Comprehensive Loss

The following table provides the amounts comprising accumulated other comprehensive loss, which are not yet recognized as components of net periodic benefit cost as of December 31:

(Millions)	2012	2011
Net actuarial loss	$ 32	$ 35
Total, pretax effect	32	35
Tax impact	(12)	(13)
Total, net of taxes	$ 20	$ 22

The estimated portion of the net actuarial loss that is expected to be recognized as a component of net periodic benefit cost in 2013 is nil.

The following table lists the amounts recognized in other comprehensive loss in 2012:

(Millions)	2012
Net actuarial gain:	
Reclassified to earnings from equity[(a)]	$ (1)
Gains in current year[(b)]	(2)
Net actuarial gain, pretax	$ (3)

(a) Amortization of actuarial losses.
(b) Deferral of actuarial gains.

Benefit Obligations

The projected benefit obligation represents a liability based upon estimated future medical and other benefits to be provided to retirees.

The following table provides a reconciliation of the changes in the projected benefit obligation:

(Millions)	2012	2011
Projected benefit obligation, beginning of year	$ 311	$ 319
Service cost	4	5
Interest cost	14	16
Benefits paid	(17)	(18)
Actuarial gain	(2)	(5)
Curtailment gain	—	(6)
Net change	(1)	(8)
Projected benefit obligation, end of year	$ 310	$ 311

The plans are unfunded and the obligations as of December 31, 2012 and 2011 are recognized in other liabilities on the Consolidated Balance Sheets.

Net Periodic Benefit Cost

GAAP provides for the delayed recognition of the net actuarial loss and the net prior service credit remaining in accumulated other comprehensive (loss) income.

The components of the net periodic benefit cost for all other postretirement benefit plans for the years ended December 31 were as follows:

(Millions)	2012	2011	2010
Service cost	$ 4	$ 5	$ 6
Interest cost	14	16	17
Recognized net actuarial loss	1	3	2
Curtailment gain	—	(1)	—
Net periodic benefit cost	$ 19	$ 23	$ 25

Assumptions

The weighted-average assumptions used to determine benefit obligations were:

	2012	2011
Discount rates	3.6%	4.5%
Health care cost increase rate:		
Following year	7.5%	8.0%
Decreasing to the year 2018	5.0%	5.0%

The weighted-average discount rate used to determine net periodic benefit cost was 4.4 percent, 4.9 percent and 5.4 percent in 2012, 2011 and 2010, respectively. The discount rate assumption is determined by using a model consisting of bond portfolios that match the cash flows of the plan's projected benefit payments. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high-quality zero-coupon bonds whose maturity dates and amounts match the timing and amount of expected future benefit payments.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage-point increase		One percentage-point decrease	
(Millions)	2012	2011	2012	2011
Increase (decrease) on benefits earned and interest cost for U.S. plans	$ 1	$ 1	$ (1)	$ (1)
Increase (decrease) on postretirement benefit obligation for U.S. plans	$ 13	$ 13	$ (12)	$ (12)

Benefit Payments

The Company's other postretirement benefit plans expect to make benefit payments as follows:

(Millions)	2013	2014	2015	2016	2017	2018 – 2022
Expected payments	$ 21	$ 22	$ 22	$ 22	$ 22	$ 108

In addition, the Company expects to contribute $21 million to its other postretirement benefit plans in 2013.

NOTE 22
SIGNIFICANT CREDIT CONCENTRATIONS

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to American Express' total credit exposure. The Company's customers operate in diverse industries, economic sectors and geographic regions.

The following table details the Company's maximum credit exposure by category, including the credit exposure associated with derivative financial instruments, as of December 31:

(Billions)	2012	2011
On-balance sheet:		
Individuals[(a)]	$ 95	$ 92
Financial institutions[(b)]	25	28
U.S. Government and agencies[(c)]	5	6
All other[(d)]	16	16
Total on-balance sheet[(e)]	$ 141	$ 142
Unused lines-of-credit — individuals[(f)]	$ 253	$ 238

(a) Individuals primarily include cardmember loans and receivables.
(b) Financial institutions primarily include debt obligations of banks, broker-dealers, insurance companies and savings and loan associations.
(c) U.S. Government and agencies represent debt obligations of the U.S. Government and its agencies, states and municipalities and government sponsored entities.
(d) All other primarily includes cardmember receivables from other corporate institutions.
(e) Certain distinctions between categories require management judgment.
(f) Because charge card products generally have no preset spending limit, the associated credit limit on cardmember receivables is not quantifiable. Therefore, the quantified unused line-of-credit amounts only include the approximate credit line available on cardmember loans.

As of December 31, 2012 and 2011, the Company's most significant concentration of credit risk was with individuals, including cardmember receivables and loans. These amounts are generally advanced on an unsecured basis. However, the Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. The Company also considers credit performance by customer tenure, industry and geographic location in managing credit exposure.

The following table details the Company's cardmember loans and receivables exposure (including unused lines-of-credit on cardmember loans) in the United States and outside the United States as of December 31:

(Billions)	2012	2011
On-balance sheet:		
United States	$ 85	$ 82
Non-U.S.	23	22
On-balance sheet[(a)(b)]	$ 108	$ 104
Unused lines-of-credit — individuals:		
United States	$ 208	$ 195
Non-U.S.	45	43
Total unused lines-of-credit — individuals	$ 253	$ 238

(a) Represents cardmember loans to individuals as well as receivables from individuals and corporate institutions as discussed in footnotes (a) and (d) from the previous table.
(b) The remainder of the Company's on-balance sheet exposure includes cash, investments, other loans, other receivables and other assets including derivative financial instruments. These balances are primarily within the United States.

EXPOSURE TO AIRLINE INDUSTRY

The Company has multiple important co-brand, rewards and corporate payment arrangements with airlines. The Company's largest airline partner is Delta and this relationship includes exclusive co-brand credit card partnerships and other arrangements including Membership Rewards, merchant acceptance, travel and corporate payments programs. American Express' Delta SkyMiles Credit Card co-brand portfolio accounts for approximately 5 percent of the Company's worldwide billed business and less than 15 percent of worldwide cardmember loans. Refer to Notes 4 and 8 for further information on receivables and other assets recorded by the Company relating to these relationships.

In recent years, there have been a significant number of airline bankruptcies and liquidations, driven in part by volatile fuel costs and weakening economies around the world. Historically, the Company has not experienced significant revenue declines when a particular airline scales back or ceases operations due to a bankruptcy or other financial challenges because volumes generated by that airline are typically shifted to other participants in the industry that accept the Company's card products. The Company's exposure to business and credit risk in the airline industry is primarily through business arrangements where the Company has remitted payment to the airline for a cardmember purchase of tickets that have not yet been used or "flown". The Company mitigates this risk by delaying payment to the airlines with deteriorating financial situations, thereby increasing cash withheld to protect the Company in the event the airline is liquidated. To date, the Company has not experienced significant losses from airlines that have ceased operations.

NOTE 23
REGULATORY MATTERS AND CAPITAL ADEQUACY

The Company is supervised and regulated by the Federal Reserve and is subject to the Federal Reserve's requirements for risk-based capital and leverage ratios. The Company's two U.S. bank operating subsidiaries, Centurion Bank and FSB (the Banks), are subject to supervision and regulation, including similar regulatory capital requirements by the FDIC and the Office of the Comptroller of the Currency (OCC).

The Federal Reserve's guidelines for capital adequacy define two categories of risk-based capital: Tier 1 and Tier 2 capital (as defined in the regulations). Under the risk-based capital guidelines of the Federal Reserve, the Company is required to maintain minimum ratios of Tier 1 and Total (Tier 1 plus Tier 2) capital to risk-weighted assets, as well as a minimum leverage ratio (Tier 1 capital to average adjusted on-balance sheet assets).

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company's and the Banks' operating activities.

As of December 31, 2012 and 2011, the Company and its Banks met all capital requirements to which each was subject and maintain regulatory capital ratios in excess of those required to qualify as well capitalized.

The following table presents the regulatory capital ratios for the Company and the Banks:

(Millions, except percentages)		Tier 1 capital		Total capital	Tier 1 capital ratio	Total capital ratio	Tier 1 leverage ratio
December 31, 2012:							
American Express Company	$	**14,920**	$	**17,349**	**11.9%**	**13.8%**	**10.2%**
American Express Centurion Bank	$	**5,814**	$	**6,227**	**17.6%**	**18.9%**	**17.0%**
American Express Bank, FSB	$	**6,649**	$	**7,556**	**16.5%**	**18.7%**	**17.5%**[(a)]
December 31, 2011:							
American Express Company	$	14,881	$	17,271	12.3%	14.3%	10.2%
American Express Centurion Bank	$	6,029	$	6,431	18.8%	20.1%	19.1%
American Express Bank, FSB	$	6,493	$	7,363	17.4%	19.8%	18.4%[(b)]
Well-capitalized ratios[(d)]					6.0%	10.0%	5.0%[(c)]
Minimum capital ratios[(d)]					4.0%	8.0%	4.0%

(a) FSB leverage ratio is calculated using ending total assets as prescribed by OCC regulations applicable to federal savings banks.
(b) FSB leverage ratio represents Tier 1 core capital ratio (as defined by OCC regulations applicable to federal savings banks), calculated similarly to Tier 1 leverage ratio.
(c) Represents requirements for banking subsidiaries to be considered "well-capitalized" pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no "well-capitalized" definition for the Tier 1 leverage ratio for a bank holding company.
(d) As defined by the regulations issued by the Federal Reserve, OCC and FDIC.

RESTRICTED NET ASSETS OF SUBSIDIARIES

Certain of the Company's subsidiaries are subject to restrictions on the transfer of net assets under debt agreements and regulatory requirements. These restrictions have not had any effect on the Company's shareholder dividend policy and management does not anticipate any impact in the future. Procedures exist to transfer net assets between the Company and its subsidiaries, while ensuring compliance with the various contractual and regulatory constraints. As of December 31, 2012, the aggregate amount of net assets of subsidiaries that are restricted to be transferred to the Company was approximately $9.4 billion.

BANK HOLDING COMPANY DIVIDEND RESTRICTIONS

The Company is limited in its ability to pay dividends by the Federal Reserve which could prohibit a dividend that would be considered an unsafe or unsound banking practice. It is the policy of the Federal Reserve that bank holding companies generally should pay dividends on common stock only out of net income available to common shareholders generated over the past year, and only if prospective earnings retention is consistent with the organization's current and expected future capital needs, asset quality and overall financial condition. Moreover, bank holding companies are required by statue to be a source of strength to their insured depository institution subsidiaries and should not maintain dividend levels that undermine their ability to do so. On an annual basis, the Company is required to develop and maintain a capital plan, which includes planned dividends over a two-year horizon, and to submit the capital plan to the Federal Reserve for approval.

BANKS' DIVIDEND RESTRICTIONS

In the years ended December 31, 2012 and 2011, Centurion Bank paid dividends from retained earnings to its parent of $2.0 billion and $1.5 billion, respectively, and FSB paid dividends from retained earnings to its parent of $1.5 billion and $0.6 billion, respectively.

The Banks are subject to statutory and regulatory limitations on their ability to pay dividends. The total amount of dividends which may be paid at any date, subject to supervisory considerations of the Banks' regulators, is generally limited to the retained earnings of the respective bank. As of December 31, 2012 and 2011, the Banks' retained earnings, in the aggregate, available for the payment of dividends were $4.7 billion and $4.6

billion, respectively. In determining the dividends to pay its parent, the Banks must also consider the effects on applicable risk-based capital and leverage ratio requirements, as well as policy statements of the federal regulatory agencies. In addition, the Banks' banking regulators have authority to limit or prohibit the payment of a dividend by the Banks under a number of circumstances, including, if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound banking practice in light of the financial condition of the banking organization.

NOTE 24
COMMITMENTS AND CONTINGENCIES

LEGAL CONTINGENCIES

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising out of the conduct of their respective business activities and are periodically subject to governmental and regulatory examinations, information gathering requests, subpoenas, inquiries and investigations (collectively, governmental examinations). As of December 31, 2012, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in and outside the United States. The Company discloses its material legal proceedings and governmental examinations under "Legal Proceedings" in its Annual Report on Form 10-K for the year ended December 31, 2012 (Legal Proceedings).

The Company has recorded liabilities for certain of its outstanding legal proceedings and governmental examinations. A liability is accrued when it is both (a) probable that a loss with respect to the legal proceeding has occurred and (b) the amount of loss can be reasonably estimated. As discussed below, there may be instances in which an exposure to loss exceeds the accrued liability. The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the liability that has been previously accrued or a revision to the disclosed estimated range of possible losses, as applicable.

The Company's legal proceedings range from cases brought by a single plaintiff to class actions with hundreds of thousands of putative class members. These legal proceedings, as well as governmental examinations, involve various lines of business of the Company and a variety of claims (including, but not limited to, common law tort, contract, antitrust and consumer protection claims), some of which present novel factual allegations and/or unique legal theories. While some matters pending against the Company specify the damages claimed by the plaintiff, many seek a not-yet-quantified amount of damages or are at very early stages of the legal process. Even when the amount of damages claimed against the Company are stated, the claimed amount may be exaggerated and/or unsupported. As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to estimate a range of possible loss.

Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues so that the Company is able to estimate a range of possible loss. Accordingly, for those legal proceedings and governmental examinations disclosed or referred to in Legal Proceedings where a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Company is able to estimate a range of possible loss, the current estimated range is zero to $430 million in excess of any accrued liability related to those matters. This aggregate range represents management's estimate of possible loss with respect to these matters and is based on currently available information. This estimated range of possible loss does not represent the Company's maximum loss exposure. The legal proceedings and governmental examinations underlying the estimated range will change from time to time and actual results may vary significantly from current estimates.

Based on its current knowledge, and taking into consideration its litigation-related liabilities, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding or governmental examination that would have a material adverse effect on the Company's consolidated financial condition or liquidity. However, in light of the uncertainties involved in such matters, the ultimate outcome of a particular matter could be material to the Company's operating results for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of the Company's earnings for that period.

VISA AND MASTERCARD SETTLEMENTS

As previously disclosed, the Company reached settlement agreements with Visa and MasterCard. Under the terms of the settlement agreements, the Company received aggregate maximum payments of $4.05 billion. The settlement with Visa comprised an initial payment of $1.13 billion ($700 million after-tax) that was recorded as a gain in 2007. Having met quarterly performance criteria, the Company recognized $280 million ($172 million after-tax) from Visa in each of the years 2011 and 2010, and $300 million ($186 million after-tax) from

MasterCard in 2011, and $600 million ($372 million after-tax) from MasterCard in 2010. These payments are included in other, net expenses within Corporate & Other. During the second and fourth quarter of 2011, the Company received the final payments on the MasterCard and Visa litigation settlements, respectively.

OTHER CONTINGENCIES

The Company also has contingent obligations to make payments under contractual agreements entered into as part of the ongoing operation of the Company's business, primarily with co-brand partners. The contingent obligations under such arrangements were approximately $4.1 billion as of December 31, 2012.

RENT EXPENSE AND LEASE COMMITMENTS

The Company leases certain facilities and equipment under noncancelable and cancelable agreements. The total rental expense amounted to $305 million in 2012 (including lease termination penalties of $13 million), $280 million in 2011 and $250 million in 2010.

As of December 31, 2012, the minimum aggregate rental commitment under all noncancelable operating leases (net of subleases of $22 million) was as follows:

(Millions)	
2013	$ 275
2014	240
2015	199
2016	153
2017	131
Thereafter	1,005
Total	$ 2,003

As of December 31, 2012, the Company's future minimum lease payments under capital leases or other similar arrangements is approximately $10 million per year from 2013 through 2014, $3 million in 2015 through 2017, and $11 million thereafter.

NOTE 25
REPORTABLE OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

REPORTABLE OPERATING SEGMENTS

The Company is a leading global payments and travel company that is principally engaged in businesses comprising four reportable operating segments: USCS, ICS, GCS and GNMS.

The Company considers a combination of factors when evaluating the composition of its reportable operating segments, including the results reviewed by the chief operating decision maker, economic characteristics, products and services offered, classes of customers, product distribution channels, geographic considerations (primarily United States versus non-U.S.), and regulatory environment considerations. The following is a brief description of the primary business activities of the Company's four reportable operating segments:

- USCS issues a wide range of card products and services to consumers and small businesses in the United States, and provides consumer travel services to cardmembers and other consumers.
- ICS issues proprietary consumer and small business cards outside the United States.
- GCS offers global corporate payment and travel-related products and services to large and mid-sized companies.
- GNMS operates a global payments network which processes and settles proprietary and non-proprietary card transactions. GNMS acquires merchants and provides point-of-sale products, multi-channel marketing programs and capabilities, services and data, leveraging the Company's global closed-loop network. It provides ATM services and enters into partnership agreements with third-party card issuers and acquirers, licensing the American Express brand and extending the reach of the global network.

Corporate functions and auxiliary businesses, including the Company's publishing business, the Enterprise Growth Group (including Global Payment Options), as well as other Company operations are included in Corporate & Other.

The following table presents certain selected financial information as of or for the years ended December 31, 2012, 2011 and 2010.

(Millions, except where indicated)	USCS	ICS	GCS	GNMS	Corporate & Other[(a)]	Consolidated
2012						
Non-interest revenues	**$ 11,469**	**$ 4,561**	**$ 4,995**	**$ 5,005**	**$ 924**	**$ 26,954**
Interest income	**5,342**	**1,147**	**11**	**23**	**331**	**6,854**
Interest expense	**765**	**402**	**257**	**(243)**	**1,045**	**2,226**
Total revenues net of interest expense	**16,046**	**5,306**	**4,749**	**5,271**	**210**	**31,582**
Total provision	**1,429**	**330**	**136**	**74**	**21**	**1,990**
Pretax income (loss) from continuing operations	**4,069**	**659**	**960**	**2,219**	**(1,456)**	**6,451**
Income tax provision (benefit)	**1,477**	**25**	**316**	**776**	**(625)**	**1,969**
Income (loss) from continuing operations	**$ 2,592**	**$ 634**	**$ 644**	**$ 1,443**	**$ (831)**	**$ 4,482**
Total equity *(billions)*	**$ 8.7**	**$ 2.9**	**$ 3.6**	**$ 2.0**	**$ 1.7**	**$ 18.9**
2011						
Non-interest revenues	$ 10,804	$ 4,470	$ 4,880	$ 4,713	$ 719	$ 25,586
Interest income	5,074	1,195	9	5	413	6,696
Interest expense	807	426	264	(224)	1,047	2,320
Total revenues net of interest expense	15,071	5,239	4,625	4,942	85	29,962
Total provision	687	268	76	75	6	1,112
Pretax income (loss) from continuing operations	4,129	762	1,075	1,979	(989)	6,956
Income tax provision (benefit)	1,449	39	337	686	(454)	2,057
Income (loss) from continuing operations	$ 2,680	$ 723	$ 738	$ 1,293	$ (535)	$ 4,899
Total equity *(billions)*	$ 8.8	$ 2.8	$ 3.6	$ 2.0	$ 1.6	$ 18.8
2010						
Non-interest revenues	$ 9,997	$ 3,784	$ 4,347	$ 4,101	$ 703	$ 22,932
Interest income	5,277	1,287	7	4	498	7,073
Interest expense	812	428	227	(200)	1,156	2,423
Total revenues net of interest expense	14,462	4,643	4,127	4,305	45	27,582
Total provision	1,591	392	157	61	6	2,207
Pretax income (loss) from continuing operations	3,504	589	723	1,589	(441)	5,964
Income tax provision (benefit)	1,279	52	273	564	(261)	1,907
Income (loss) from continuing operations	$ 2,225	$ 537	$ 450	$ 1,025	$ (180)	$ 4,057
Total equity *(billions)*	$ 7.4	$ 2.2	$ 3.7	$ 1.9	$ 1.0	$ 16.2

(a) Corporate & Other includes adjustments and eliminations for intersegment activity.

Total Revenues Net of Interest Expense

The Company allocates discount revenue and certain other revenues among segments using a transfer pricing methodology. Segments earn discount revenue based on the volume of merchant business generated by cardmembers. Within the USCS, ICS and GCS segments, discount revenue reflects the issuer component of the overall discount rate; within the GNMS segment, discount revenue reflects the network and merchant component of the overall discount rate. Total interest income and net card fees are directly attributable to the segment in which they are reported.

Provisions for Losses

The provisions for losses are directly attributable to the segment in which they are reported.

Expenses

Marketing, promotion, rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred, with the exception of brand advertising, which is reflected in the GNMS segment. Rewards and cardmember services expenses are reflected in each segment based on actual expenses incurred within each segment. Salaries and employee benefits and other operating expenses reflect expenses such as professional services, occupancy and equipment and communications incurred directly within each segment. In addition, expenses related to the Company's support services, such as technology costs, are allocated to each segment based on support service activities directly attributable to the segment.

Other overhead expenses, such as staff group support functions, are allocated from Corporate & Other to the other segments based on each segment's relative level of pretax income. Financing requirements are managed on a consolidated basis. Funding costs are allocated based on segment funding requirements.

Capital

Each business segment is allocated capital based on established business model operating requirements, risk measures and regulatory capital requirements. Business model operating requirements include capital needed to support operations and specific balance sheet items. The risk measures include considerations for credit, market and operational risk.

Income Taxes

An income tax provision (benefit) is allocated to each business segment based on the effective tax rates applicable to various businesses that make up the segment.

GEOGRAPHIC OPERATIONS

The following table presents the Company's total revenues net of interest expense and pretax income (loss) from continuing operations in different geographic regions:

(Millions)	United States	EMEA[a]	JAPA[a]	LACC[a]	Other Unallocated[b]	Consolidated
2012[c]						
Total revenues net of interest expense	**$ 22,631**	**$ 3,594**	**$ 3,106**	**$ 2,774**	**$ (523)**	**$ 31,582**
Pretax income (loss) from continuing operations	**$ 6,468**	**$ 505**	**$ 426**	**$ 605**	**$ (1,553)**	**$ 6,451**
2011[c]						
Total revenues net of interest expense	$ 21,254	$ 3,551	$ 3,071	$ 2,706	$ (620)	$ 29,962
Pretax income (loss) from continuing operations	$ 6,971	$ 620	$ 430	$ 583	$ (1,648)	$ 6,956
2010[c]						
Total revenues net of interest expense	$ 19,976	$ 3,132	$ 2,630	$ 2,451	$ (607)	$ 27,582
Pretax income (loss) from continuing operations	$ 6,137	$ 444	$ 273	$ 469	$ (1,359)	$ 5,964

(a) EMEA represents Europe, Middle East and Africa; JAPA represents Japan, Asia/Pacific and Australia; and LACC represents Latin America, Canada and Caribbean.
(b) Other Unallocated includes net costs which are not directly allocable to specific geographic regions, including costs related to the net negative interest spread on excess liquidity funding and executive office operations expenses.
(c) The data in the above table is, in part, based upon internal allocations, which necessarily involve management's judgment.

NOTE 26
PARENT COMPANY

Parent Company — Condensed Statements of Income

Years Ended December 31 *(Millions)*	2012	2011	2010
Revenues			
Non-interest revenues			
Gain on sale of securities	$ 121	$ 15	$ —
Other	(12)	3	8
Total non-interest revenues	109	18	8
Interest income	137	142	136
Interest expense	(609)	(633)	(638)
Total revenues net of interest expense	(363)	(473)	(494)
Expenses			
Salaries and employee benefits	165	173	153
Other	214	186	117
Total	379	359	270
Pretax loss	(742)	(832)	(764)
Income tax benefit	(258)	(346)	(292)
Net loss before equity in net income of subsidiaries and affiliates	(484)	(486)	(472)
Equity in net income of subsidiaries and affiliates	4,966	5,385	4,529
Income from continuing operations	4,482	4,899	4,057
Income from discontinued operations, net of tax	—	36	—
Net income	$ 4,482	$ 4,935	$ 4,057

Parent Company — Condensed Balance Sheets

As of December 31 *(Millions)*	2012	2011
Assets		
Cash and cash equivalents	$ 4,797	$ 6,914
Investment securities	296	360
Equity in net assets of subsidiaries and affiliates of continuing operations	19,087	17,374
Accounts receivable, less reserves	655	53
Premises and equipment, less accumulated depreciation: 2012, $59; 2011, $44	117	96
Loans to subsidiaries and affiliates	6,733	5,132
Due from subsidiaries and affiliates	1,189	1,363
Other assets	441	769
Total assets	$ 33,315	$ 32,061
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable and other liabilities	$ 1,474	$ 1,466
Due to subsidiaries and affiliates	1,069	823
Short-term debt of subsidiaries and affiliates	2,316	895
Long-term debt	9,570	10,083
Total liabilities	14,429	13,267
Shareholders' equity		
Common shares	221	232
Additional paid-in capital	12,067	12,217
Retained earnings	7,525	7,221
Accumulated other comprehensive loss	(927)	(876)
Total shareholders' equity	18,886	18,794
Total liabilities and shareholders' equity	$ 33,315	$ 32,061

SUPPLEMENTAL DISCLOSURE

The Parent Company guarantees up to $40 million of indebtedness under a line of credit that its subsidiary has with a bank. As of December 31, 2012, there were no draw downs against this line.

Parent Company — Condensed Statements of Cash Flows

Years Ended December 31 *(Millions)*	2012	2011	2010
Cash Flows from Operating Activities			
Net income	**$ 4,482**	$ 4,935	$ 4,057
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in net income of subsidiaries and affiliates:			
— Continuing operations	**(4,966)**	(5,385)	(4,530)
— Discontinued operations	**—**	(36)	—
Dividends received from subsidiaries and affiliates	**3,355**	3,773	1,999
Gain on sale of securities	**(121)**	(15)	—
Other operating activities, primarily with subsidiaries and affiliates	**196**	671	(39)
Premium paid on debt exchange	**(541)**	—	—
Net cash provided by operating activities	**2,405**	3,943	1,487
Cash Flows from Investing Activities			
Sale/redemption of investments	**118**	20	9
Premises and equipment	**(38)**	(35)	(32)
Loans to subsidiaries and affiliates	**(1,601)**	(189)	(1,064)
Purchase of investments	**—**	(2)	(3)
Investments in subsidiaries and affiliates	**(11)**	(18)	—
Net cash used in investing activities	**(1,532)**	(224)	(1,090)
Cash Flows from Financing Activities			
Principal payment of debt	**—**	(400)	—
Short-term debt of subsidiaries and affiliates	**1,421**	895	—
Long-term debt of subsidiaries and affiliates	**—**	—	(15)
Issuance of American Express common shares and other	**443**	594	663
Repurchase of American Express common shares	**(3,952)**	(2,300)	(590)
Dividends paid	**(902)**	(861)	(867)
Net cash used in financing activities	**(2,990)**	(2,072)	(809)
Net change in cash and cash equivalents	**(2,117)**	1,647	(412)
Cash and cash equivalents at beginning of year	**6,914**	5,267	5,679
Cash and cash equivalents at end of year	**$ 4,797**	$ 6,914	$ 5,267
Supplemental cash flow information			
Non-cash financing activities			
Impact of the debt exchange on long-term debt	**$ 439**	$ —	$ —

NOTE 27
QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions, except per share amounts)	2012				2011			
Quarters Ended	12/31[(a)]	9/30	6/30	3/31	12/31	9/30	6/30	3/31
Total revenues net of interest expense	**$ 8,141**	**$ 7,862**	**$ 7,965**	**$ 7,614**	$ 7,742	$ 7,571	$ 7,618	$ 7,031
Pretax income from continuing operations	**929**	**1,870**	**1,879**	**1,773**	1,748	1,711	1,765	1,732
Income from continuing operations	**637**	**1,250**	**1,339**	**1,256**	1,192	1,235	1,295	1,177
Income from discontinued operations	**—**	**—**	**—**	**—**	—	—	36	—
Net income	**637**	**1,250**	**1,339**	**1,256**	1,192	1,235	1,331	1,177
Earnings Per Common Share — Basic:								
Income from continuing operations attributable to common shareholders[(b)]	**$ 0.57**	**$ 1.10**	**$ 1.16**	**$ 1.07**	$ 1.02	$ 1.04	$ 1.08	$ 0.98
Income from discontinued operations	**—**	**—**	**—**	**—**	—	—	0.03	—
Net income attributable to common shareholders[(b)]	**$ 0.57**	**$ 1.10**	**$ 1.16**	**$ 1.07**	$ 1.02	$ 1.04	$ 1.11	$ 0.98
Earnings Per Common Share — Diluted:								
Income from continuing operations attributable to common shareholders[(b)]	**$ 0.56**	**$ 1.09**	**$ 1.15**	**$ 1.07**	$ 1.01	$ 1.03	$ 1.07	$ 0.97
Income from discontinued operations	**—**	**—**	**—**	**—**	—	—	0.03	—
Net income attributable to common shareholders[(b)]	**$ 0.56**	**$ 1.09**	**$ 1.15**	**$ 1.07**	$ 1.01	$ 1.03	$ 1.10	$ 0.97
Cash dividends declared per common share	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.20**	$ 0.18	$ 0.18	$ 0.18	$ 0.18
Common share price:								
High	**$ 59.40**	**$ 59.73**	**$ 61.42**	**$ 59.26**	$ 52.35	$ 53.80	$ 51.97	$ 46.93
Low	**$ 53.02**	**$ 54.35**	**$ 53.18**	**$ 47.40**	$ 41.30	$ 42.03	$ 45.10	$ 42.19

(a) The results of operations for the quarter ended December 31, 2012 included a $400 million restructuring charge ($287 million after-tax), a $342 million Membership Rewards expense ($212 million after-tax) and $153 million ($95 million after-tax) of cardmember reimbursements. The $153 million includes amounts related to prior periods, with $49 million relating to the first three quarters of 2012 and $83 million relating to periods prior to January 1, 2012. The Company has assessed the materiality of these errors on all prior periods and concluded that the impact was not material to those prior periods or to any quarter or full year for 2012.

(b) Represents income from continuing operations or net income, as applicable, less earnings allocated to participating share awards of $7 million for the quarter ended December 31, 2012, $14 million for each of the quarters ended September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011, respectively, $15 million for each of the quarters ended September 30, 2011 and June 30, 2011, respectively, and $14 million for the quarter ended March 31, 2011.

CONSOLIDATED FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share amounts, share data, percentages and where indicated)	**2012**	2011	2010	2009	2008
Operating Results					
Total revenues net of interest expense	**$ 31,582**	$ 29,962	$ 27,582	$ 24,336	$ 28,227
Expenses	**23,141**	21,894	19,411	16,182	18,848
Provisions for losses	**1,990**	1,112	2,207	5,313	5,798
Income from continuing operations	**4,482**	4,899	4,057	2,137	2,871
Income (Loss) from discontinued operations	**—**	36	—	(7)	(172)
Net income	**4,482**	4,935	4,057	2,130	2,699
Return on average equity[(a)]	**23.1%**	27.7%	27.5%	14.6%	22.3%
Balance Sheet					
Cash and cash equivalents	**$ 22,250**	$ 24,893	$ 16,356	$ 16,599	$ 21,651
Accounts receivable, net	**45,914**	44,109	40,434	38,204	36,571
Loans, net	**64,309**	61,166	57,616	30,010	40,659
Investment securities	**5,614**	7,147	14,010	24,337	12,526
Assets of discontinued operations	**—**	—	—	—	216
Total assets	**153,140**	153,337	146,689	125,145	127,178
Customer deposits	**39,803**	37,898	29,727	26,289	15,486
Travelers Cheques outstanding and other prepaid products	**4,601**	5,123	5,618	5,975	6,433
Short-term borrowings[(b)]	**3,314**	4,337	3,620	2,344	8,993
Long-term debt	**58,973**	59,570	66,416	52,338	60,041
Liabilities of discontinued operations	**—**	—	—	—	260
Shareholders' equity	**18,886**	18,794	16,230	14,406	11,841
Common Share Statistics					
Earnings per share:					
Income from continuing operations:					
Basic	**$ 3.91**	$ 4.11	$ 3.37	$ 1.55	$ 2.47
Diluted	**$ 3.89**	$ 4.09	$ 3.35	$ 1.54	$ 2.47
Income (Loss) from discontinued operations:					
Basic	**$ —**	$ 0.03	$ —	$ (0.01)	$ (0.14)
Diluted	**$ —**	$ 0.03	$ —	$ —	$ (0.15)
Net income:					
Basic	**$ 3.91**	$ 4.14	$ 3.37	$ 1.54	$ 2.33
Diluted	**$ 3.89**	$ 4.12	$ 3.35	$ 1.54	$ 2.32
Cash dividends declared per share	**$ 0.80**	$ 0.72	$ 0.72	$ 0.72	$ 0.72
Book value per share	**$ 17.09**	$ 16.15	$ 13.56	$ 12.08	$ 10.21
Market price per share:					
High	**$ 61.42**	$ 53.80	$ 49.19	$ 42.25	$ 52.63
Low	**$ 47.40**	$ 41.30	$ 36.60	$ 9.71	$ 16.55
Close	**$ 57.48**	$ 47.17	$ 42.92	$ 40.52	$ 18.55
Average common shares outstanding for earnings per share:					
Basic	**1,135**	1,178	1,188	1,168	1,154
Diluted	**1,141**	1,184	1,195	1,171	1,156
Shares outstanding at period end	**1,105**	1,164	1,197	1,192	1,160
Other Statistics					
Number of employees at period end *(thousands)*:					
United States	**27**	29	29	28	31
Outside the United States	**37**	33	32	31	35
Total[(c)]	**64**	62	61	59	66
Number of shareholders of record	**32,565**	35,541	38,384	41,273	43,257

(a) Return on average equity is calculated by dividing one-year period of net income by one-year average of total shareholders' equity.

(b) In the first quarter of 2012, the Company reclassified $913 million and $206 million on the December 31, 2011 and 2010 Consolidated Balance Sheets, respectively, by increasing short-term borrowings and reducing other liabilities, from amounts previously reported in order to correct the effect of a misclassification.

(c) Amounts include employees from discontinued operations.

COMPARISON OF FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS

(Cumulative value of $100 invested on December 31, 2007)


$140
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012

Year-end Data*	2007	2008	2009	2010	2011	2012
American Express	$ 100.00	$ 36.33	$ 81.85	$ 88.27	$ 98.46	$ 121.67
S&P 500 Index	$ 100.00	$ 63.01	$ 79.69	$ 91.71	$ 93.62	$ 108.59
S&P Financial Index	**$ 100.00**	**$ 44.77**	**$ 52.53**	**$ 58.94**	**$ 48.90**	**$ 63.03**

This chart compares the cumulative total shareholder return on our common shares with the total return on the S&P 500 Index and the S&P Financial Index for the last five years. It shows the growth of a $100 investment on December 31, 2007, including the reinvestment of all dividends.

** Source: Bloomberg (returns compounded monthly)*

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EXECUTIVE OFFICERS

Kenneth I. Chenault
Chairman and Chief Executive Officer

Douglas E. Buckminster
President, Global Network and International Consumer Services

James P. Bush
Executive Vice President, World Service

L. Kevin Cox
Chief Human Resources Officer

Edward P. Gilligan
Vice Chairman

William H. Glenn
President, Global Corporate Payments and Business Travel

Marc D. Gordon
Executive Vice President and Chief Information Officer

Ash Gupta
Chief Risk Officer and President, Risk and Information Management

John D. Hayes
Executive Vice President and Chief Marketing Officer

Daniel T. Henry
Executive Vice President and Chief Financial Officer

Louise M. Parent
Executive Vice President and General Counsel

Thomas Schick
Executive Vice President, Corporate and External Affairs

Daniel H. Schulman
Group President, Enterprise Growth

Joshua G. Silverman
President, U.S. Consumer Services

Stephen J. Squeri
Group President, Global Corporate Services

Anré Williams
President, Global Merchant Services

BOARD OF DIRECTORS

Charlene Barshefsky
Senior International Partner
WilmerHale

Ursula M. Burns
Chairman and Chief Executive Officer
Xerox Corporation

Kenneth I. Chenault
Chairman and Chief Executive Officer
American Express Company

Peter Chernin
Founder and Chairman
Chernin Entertainment, Inc.

Anne Lauvergeon*
Partner and Managing Director
Efficiency Capital
Chairman and Chief Executive Officer
A.L.P. SAS

Theodore J. Leonsis
Chairman and Chief Executive Officer
Monumental Sports & Entertainment, LLC

Jan Leschly
Founder and Chairman
Care Capital LLC

Richard C. Levin
President
Yale University

Richard A. McGinn
General Partner
MR Investment Partners

Edward D. Miller
Former President and Chief Executive Officer
AXA Financial, Inc.

Samuel J. Palmisano*
Former Chairman, President and Chief Executive Officer
International Business Machines Corporation (IBM)

Steven S Reinemund
Dean
Wake Forest Schools of Business
Former Chairman and Chief Executive Officer
PepsiCo

Daniel L. Vasella
Former Chairman and Chief Executive Officer
Novartis AG

Robert D. Walter
Founder and Former Chairman and Chief Executive Officer
Cardinal Health, Inc.

Ronald A. Williams
Former Chairman and Chief Executive Officer
Aetna Inc.

* Effective March 1, 2013.

ADVISORS TO THE BOARD OF DIRECTORS

Vernon E. Jordan, Jr.
Senior Managing Director
Lazard Freres & Co. LLC

Henry A. Kissinger
Chairman, Kissinger Associates, Inc.
Former Secretary of State of the United States of America

Frank P. Popoff
Former Chairman and Chief Executive Officer
The Dow Chemical Company

GENERAL INFORMATION

EXECUTIVE OFFICES
American Express Company
200 Vesey Street
New York, NY 10285
212.640.2000

INFORMATION AVAILABLE TO SHAREHOLDERS
Copies of the company's Form 10-K, proxy statement, press releases and other documents, as well as information on financial results, products and services, are available on the American Express website at *www.americanexpress.com*. The company's global Corporate Citizenship Report and a report of the company's 2012 federal and state political contributions are available at *www.americanexpress.com*. Written copies of these materials are available without charge upon written request to the Secretary's Office at the address above.

TRANSFER AGENT AND REGISTRAR
Computershare Shareowner Services LLC
250 Royall Street
Canton, MA 02021
1.800.463.5911 or 201.680.6685
Hearing impaired:
1.800.231.5469
www.computershare.com/investor

STOCK EXCHANGE LISTING
New York Stock Exchange
(Symbol: AXP)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017-6204

ANNUAL MEETING
The Annual Meeting of Shareholders of American Express Company will be held at the company's headquarters at 200 Vesey Street, New York, NY 10285, on Monday, April 29, 2013, at 9:00 a.m., Eastern Time. A written transcript of the meeting will be available upon written request to the Secretary's Office. There will be a modest fee to defray production and mailing costs.

CORPORATE GOVERNANCE
Copies of American Express Company's governance documents, including its Corporate Governance Principles, as well as the charters of the standing committees of the Board of Directors and the American Express Company Code of Conduct, are available on the company's website at *http://ir.americanexpress.com*. Copies of these materials also are available without charge upon written request to the Secretary's Office at the address above.

DIRECT DEPOSIT OF DIVIDENDS
The company has established an Electronic Direct Deposit of Dividends service for the electronic payment of quarterly dividends on the company's common shares. With this service, registered shareholders may have their dividend payments sent electronically to their checking account or financial institution on the payment date. Shareholders interested in enrolling in this service should call Computershare Shareowner Services LLC at 1.800.463.5911.

STOCK PURCHASE PLAN
The CIP Plan, a direct stock purchase plan sponsored and administered by Computershare, provides shareholders and new investors with a convenient way to purchase common shares through optional cash investments and reinvestments of dividends.

For more information, contact:
Computershare Shareowner
Services LLC
P.O. Box 43006
Providence, RI 02940-3006
1.800.463.5911
www.computershare.com/investor

SHAREHOLDER AND INVESTOR INQUIRIES
Written shareholder inquiries may be sent either to Computershare Shareowner Services LLC Investor Care Network, P.O. Box 43006, Providence, RI 02940-3006, or to the Secretary's Office at American Express Company's executive offices address above. Written inquiries from the investment community should be sent to Investor Relations at American Express Company's executive offices address above.

TRADEMARKS AND SERVICE MARKS
The following American Express trademarks and service marks may appear in this report:
American Express®
American Express Box Logo®
American Express Card Design®
American Express World Service & Design®
Bluebird®
Centurion®
Membership Rewards®
Platinum Card®

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AMERICAN EXPRESS COMPANY
200 Vesey Street, New York, NY 10285
212.640.2000 *www.americanexpress.com*